UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 17, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive office)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This

Form

6-K

consists

of

UBS

Group

Sustainability

Report

2024,

which

appears

immediately
following this page.

Sustainability Report
2024
Thinking and acting with the long term in mind

Table of contents
Page
Introduction

1
The importance of sustainability and culture to UBS

1
About this report

3
Our integration journey – key measures taken in 2024

6
General information

7
Our business model

7
Our stakeholder engagement

9
Assessment of the significance of environmental, social and governance (ESG) topics to UBS

12
Governance

16
Our sustainability governance

16
Business conduct and corporate culture

21
Strategy

26
Our sustainability and impact strategy

26
Our key aspirations and progress

27
Environment

29
Our climate transition plan

29
Supporting our clients’ low-carbon transition

32
Reducing our own environmental impact

44
Managing the environmental impact of our supply chain

51
Supporting our climate approach: key enabling actions

54
Supporting our approach to climate – climate-related materiality assessment

56
Social

62
People and culture make the difference

62
Driving social impact

67
Respecting human rights

70
Cyber and information security

71
Supporting opportunities

72
Global Wealth Management

77
Personal & Corporate Banking

79
Asset Management

81
Investment Bank

83
Group Treasury

activities

85
Managing sustainability and climate risks

86
Sustainability and climate risk management framework

86
Risk identification and measurement

88
Monitoring and risk appetite setting

93
Risk management and control

95
Risk reporting and disclosure

97
Our investment management approach to sustainability and climate risks

98
Appendix

101
Appendix 1 – Governance

101
Appendix 2 – Social

105
Appendix 3 – Other supplemental information

108

Sustainability Report 2024
| Introduction

Introduction
The importance of sustainability and culture to UBS
In 2024, we made further progress

in advancing our sustainability and culture

agenda. We have done so both based

on
our commitment to further evolving UBS’s culture as well as

our continued ambition to be a leader in sustainability.
Our sustainability

and impact

strategy is

based on

three strategic

pillars: (i)
Protect
: manage

our business

in alignment
with our sustainable, long-term strategy

and evolving standards; (ii)
Grow
: embed an innovative

sustainability and impact
offering across all our business divisions; (iii) Attract : be the bank of choice for clients and employees.
We support our clients

in the transition to

a low-carbon world and

consider climate change risks and

opportunities across
our bank

for the

beneﬁt of

our clients,

shareholders and

all our

stakeholders. In

2024, following

a review

of our

own
operations target for scope 1 and 2, we decided to set a revised target to reduce scope 1 and 2 emissions to net zero by
2035, which

reﬂects both

the integrated

organization and

latest regulatory

guidance. We

made progress

on these

key
components

of

our

climate

action

plan,

reducing

our

net

greenhouse

gas

scope

1

and

2

emissions

and

energy
consumption. For scope 3,

we remain committed to

our lending sector decarbonization

targets to address our

ﬁnanced
emissions in speciﬁed sectors and have progressed on these.
We

further

advanced

on

our

multi-year

sustainability

and

climate

risk

Initiative

toward

the

goal

of

fully

integrating
qualitative and quantitative sustainability and climate risk considerations into the ﬁrm’s traditional risk management

and
stress-testing frameworks.
In

our

ﬁrst

fully

consolidated

environmental,

social

and

governance

(ESG)

ratings

following

the

acquisition

of

Credit
Suisse, MSCI reaffirmed our AA ESG rating and we increased our S&P

Global Corporate Sustainability Assessment score.
Trends
In 2024,

sustainability-focused

public investment

fund markets

recorded a

new high

of USD

3.2trn. While

the level

of
inflows decreased compared

to previous years,

investors continued to

allocate to sustainability-focused

funds and ETFs.
Investments into

alternative

asset classes,

including hedge

funds, real

estate and

infrastructure,

continued throughout
2024. The share of sustainable investing private-market

fundraising in total reached an all-time high.
There has been a sharp rise as well as divergence

in sustainability-related regulation over the past

few years. Regulators,
particularly

in

Europe,

have

begun

to

emphasize

labeling

regimes,

introducing

new

local

criteria

for

sustainable
investment solutions.
In an

evolving

macroeconomic

and complex

regulatory

landscape, we

help our

clients

achieve

their

sustainability

and
impact objectives. The transition to a lower-carbon economy,

including the associated risks and opportunities, continues
to

be

the

main

focus

for

many

clients.

This

is

driven

both

by

their

own

ambitions

and

by

regulatory

requirements.
Additionally, there is a diversiﬁcation of sustainable investing into private markets.
People and communities
We are

dedicated to being

a world-class employer

for talented individuals

across all our

markets and a

place where people
can unlock their full

potential. Our global presence in

51 countries and jurisdictions, combined

with the expertise of

more
than 110,000 employees worldwide, helps us to create better

outcomes for our clients, communities and colleagues.
Our employees execute our business strategy and deliver on

our client promise. We therefore aim to

attract, develop and
retain employees who have the

capabilities, potential and mindset to help

us achieve those aims. Meritocracy

continues
to be at the forefront of any decision we make.
Corporate citizenship principles are embedded into our employment practices, for example,

in the beneﬁts we offer and
in our fair pay practices.
In December 2024, we celebrated

25 years of the UBS

Optimus Foundation. During this

time, Optimus has grown

from
a small

grant-making

organization

to an

inﬂuential network

of foundations

in nine

locations working

at a

global and
local level to drive

transformative change for

marginalized communities.

In 2024, we

surpassed our goal

set in 2021 of
mobilizing USD 1bn in philanthropic capital by end of 2025,

by reaching a total of USD 1.1bn.
In 2024, we successfully engaged 32% of our global workforce in volunteering activities, many in skills-based programs.
We recognize

the importance

of continuing

this effort

for those

we support,

empowering our

participating employees
and fostering communities that also beneﬁt our business.

Sustainability Report 2024
| Introduction

Our commitment
We support our clients

in understanding the impact

of climate change in

their business models,

their supply chains and
their investments, including risks

and opportunities. That is why

we contribute to the

development of methodologies and
data that enhance

transparency. However, our

climate-related ambitions and

targets depend on

the overall progress

made
by all

sectors

and

countries,

and factors

that

are

beyond

our

direct control

require

clear

guidance from

governments
through thoughtful regulations and policies.
Clients remain at the heart of what we do. We therefore remain steadfast in our commitment to be their bank of choice and support them with offerings that meet their evolving

needs.

Colm Kelleher
Chairman of the Board of Directors
Sergio P. Ermotti
Group Chief Executive Officer
UBS was among the companies that first signed the UN Global Compact in 2000 and is also a member of the UN Global
Compact

Network

Switzerland,

meaning

we

are

committed

to

its

principles

on

human

rights,

labor

standards,

the
environment and anti-corruption. As reflected in detail in this report, we have a comprehensive set of goals and

activities
in place pertaining to the principles of the UN Global

Compact.

Sustainability Report 2024
| Introduction

About this report
Overview
The reporting period

for this UBS

Group Sustainability Report

is 1 January

to 31 December

2024, which is

aligned with
the financial reporting period

of UBS Group AG.

All 2024 data included

in the report is

therefore for this

period. Historical
data (for

2022 and

prior) pertains

to pre-acquisition

UBS, unless

otherwise stated.

Data showing

progress against

our
decarbonization

sectorial

targets

pertains

to

31

December

2023

(due

to

the

unavailability

of

relevant

2024

data,

as
explained in the respective section

of this report).
Unless otherwise noted, the information included in this report is presented at the consolidated level for UBS Group AG.

›
Refer to “Note 28 Interests in subsidiaries and other entities”

in the “Consolidated financial statements” section of

the UBS Group
Annual Report 2024, available under “Annual

reporting” at

ubs.com/investors
, for supplementary information regarding certain
significant subsidiaries
This report has been prepared with reference to the Global Reporting Initiative

(GRI) and in accordance with our Basis of
preparation. It also comprises the non-financial disclosures required for

UBS Group AG and its subsidiaries, including UBS
AG, under the Swiss Code of Obligations Art.

964b, including the Swiss Ordinance on Climate Disclosures. A table at the
end of this report (Appendix 3) provides the references to

such non-financial information.

›
Refer to the GRI Content index, available at ubs.com/sustainability-reporting , for more information on the metrics with references to GRI standards
›
Refer to the Basis of preparation document, available at ubs.com/sustainability-reporting , for more information on the metrics definitions, approaches and scope

›
Refer to the “Supplement to Managing sustainability

and climate risks” section of the Supplement

to this report, available at
ubs.com/sustainability-reporting
, for information on the implementation of the environmental risk regulations in Singapore and
the Hong Kong SAR by UBS, and disclosures in connection

with the legal entity reporting requirements of the ESG

Sourcebook in
the Business Standards section of the UK Financial Conduct

Authority Handbook, and for information pertaining

to UBS Group
AG’s approach to the “Swiss Ordinance on Due Diligence and Transparency in relation to Minerals and Metals from Conflict-
Affected Areas and Child Labor”
›
Refer to “Key terms and definitions” in the “Appendix

3 - Other supplemental information”

section of this report for terms and
abbreviations used in this report
Credit Suisse integration – explanations and related assumptions
On 12 June

2023, UBS Group

AG acquired

Credit Suisse

Group AG,

succeeding by operation

of Swiss law

to all assets
and

liabilities

of

Credit

Suisse

Group

AG,

and

became

the

direct

or

indirect

shareholder

of

all

the

former

direct

and
indirect subsidiaries

of Credit

Suisse Group

AG. UBS

Group AG

is a

holding company

and conducts

substantially all

its
operations through UBS AG, and subsidiaries thereof. UBS aims to substantially complete the integration of Credit Suisse
into UBS by the end of 2026.

The legal structure of the UBS Group

The chart below gives an overview of our principal legal entities and our legal entity structure.
›
Refer to the “Risk factors” and “Regulatory and

legal developments” sections and the “Integration

of Credit Suisse” section of the
UBS Group AG Annual Report 2024, available under

“Annual reporting” at
ubs.com/investors , for more information

Sustainability Report 2024
| Introduction

Assurance and agreed-upon procedures
UBS’s sustainability metrics, as disclosed

in the UBS Group AG Sustainability

Report 2024, have been assured

by Ernst &
Young

Ltd, Basel (EY). EY’s

procedures covered

29 metrics subject

to reasonable assurance

in key areas

such as climate
and 230 metrics subject to limited assurance. A list

of these metrics and level of assurance can be

found in the assurance
report.

In 2024, we

also engaged

EY to

perform agreed-upon

procedures (AuP)

on our lending

sector decarbonization

targets
to assist

us

in

determining

whether

these

have

been

set

in line

with reference

scenarios

mentioned

and

informed

by
certain requirements taken from pertinent global standards

and initiatives.
›
Refer to “Appendix 3 – Other supplemental

information” in the “Appendix” section of this report

for the assurance report
›
Refer to the Lending sector decarbonization targets

AuP report, available at
ubs.com/sustainability-reporting , for more
information on agreed-upon procedures on our lending sector decarbonization targets
Explanation of dependencies
Certain activities of UBS that pertain to the implementation of its sustainability and impact strategy are directly impacted by factors that UBS cannot influence directly or can only influence in part. These include pertinent governmental actions
(e.g. when it

comes to the

achievement of the

Paris Agreement

and thus the

achievement of our

firm’s climate-related
ambitions);

the

quality

and

availability

of

(standardized)

data

(e.g.

in

such

areas

as

emissions);

the

development

and
enhancement

of

required

methodologies

and

methodological

tools

(e.g.

on

climate

risk);

the

ongoing

evolution

of
relevant definitions (e.g. sustainable finance); and the furthering of transparency (e.g. pertaining to company disclosures of data).

Areas

where

these dependencies

are

of particular

relevance

(including,

in particular,

regarding

the examples
noted above) are explained in the relevant

sections of this report.
17 March 2025
UBS Group AG
Contacts
Information to stakeholders

about the content

of this report

is provided

by the stakeholder

management team,

part of
UBS Group Sustainability and Impact.
cr@ubs.com

Sustainability Report 2024
| Introduction

Terms used in this report, unless the context requires otherwise

”UBS,” ”UBS Group,” “UBS Group AG consolidated,” “Group,”

“the
Group,” “we,” “us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS sub-group”
All UBS Group entities, excluding Credit Suisse AG

and its consolidated
subsidiaries, Credit Suisse Services AG, and other

small former Credit Suisse
Group entities now directly held by UBS Group AG
“UBS AG,” “UBS AG consolidated“

UBS AG and its consolidated subsidiaries
“Pre-acquisition UBS” UBS before the acquisition of the Credit Suisse Group
“Credit Suisse AG”

Credit Suisse AG and its consolidated subsidiaries

before the merger with UBS
AG
“Credit Suisse Group” and “Credit Suisse Group AG consolidated”
Credit Suisse Group AG and its consolidated subsidiaries,

before the
acquisition by UBS
“Credit Suisse”

Credit Suisse AG and its consolidated subsidiaries

before the merger with UBS
AG, Credit Suisse Services AG, and other small former

Credit Suisse Group
entities now directly held by UBS Group AG
“UBS Group AG” and “UBS Group AG standalone” UBS Group AG on a standalone basis
“Credit Suisse Group AG”

Credit Suisse Group AG on a standalone basis
“UBS AG standalone” UBS AG on a standalone basis
“Credit Suisse AG standalone” Credit Suisse AG on a standalone basis
“UBS Switzerland AG” UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated” UBS Europe SE and its consolidated subsidiaries

“1m”
One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise, references to any gender shall apply to all genders.

Sustainability Report 2024
| Introduction

Our integration journey – key measures taken in

2024
In 2024,

our focus

continued to

be on

the integration

of Credit

Suisse, with

our progress

described in

the shareholder
letter in the UBS Group AG Annual Report. We have also continued the integration process across our sustainability and
culture activities, with key measures set out in the table

below.
Governance
We advanced with the integration of governance

bodies and policies
We near-completed the integration of Credit Suisse sustainability activities into the operational processes and structure of the UBS
Group by decommissioning further Credit Suisse governance

bodies and policies. In 2025, we aim to

fully integrate the remaining
Credit Suisse sustainability-relevant governance bodies,

policies and procedures into the overall UBS Group sustainability governance in
accordance with the overall UBS Group integration efforts

and timeline.
Strategy
We apply our sustainability and impact strategy

Group-wide
We applied within the overarching sustainability and impact

strategy of the UBS Group a limited number of

sustainability-related
policies, processes and activities that continued

at Credit Suisse in 2024.
Environment We progressed on our Group-wide climate ambition
We developed and introduced the Group-wide Company Transition Assessment Scorecard (CTAS), which assesses how advanced a
company is on its transition path toward decarbonization.

We worked on defining a more strategic and scalable

toolset for calculating, monitoring and reporting

the integrated firm’s climate-
related metrics covering the financing of corporate

loans and facilitated emissions. Guided

by our technology and ESG (environmental,
social and governance) data strategy, we developed a fully cloud-based toolset that will be fully operational in 2025.

We concluded our first integrated ISO14001

environmental management surveillance audit for

our in-house environmental program
and set a new scope 1 and 2 target reflecting the

integrated organization and latest guidance.

Social
We are building a unified culture

We leveraged a dedicated forum chaired by the Head

Group Human Resources and Corporate Services and composed

of senior
management representatives and selected external

advisors to steer culture integration across our firm.
We consolidated the former Credit Suisse Foundations with

the UBS Optimus Foundation, with the

alignment of their philanthropic
foundation program portfolios underway.
We rolled out our Group-wide Responsible Supply Chain

Management framework and our Global Procurement

and Vendor
Management Policy and Guidance to Credit Suisse.
Supporting
opportunities

We leverage

the power of the integrated firm for

the benefit of clients
We continued to align our sustainability-related governance

structures and policies and brought together our processes

and teams to
enhance collaboration and leverage our combined

strengths.

We applied UBS sustainable investing policies to the

Credit Suisse products when onboarded to the UBS shelf.

This process is being
carried out in waves and will continue until

at least the end of 2025. We continued with having

in operational use the legacy Credit
Suisse Sustainable Investment Framework (the

SIF) for Credit Suisse Wealth Management and Credit Suisse Asset

Management clients
still being serviced through the Credit Suisse systems.
Managing
sustainability
and climate
risks
We integrated the firm’s sustainability and climate risk appetite
We further enhanced our transition and physical

risk methodologies and updated the sustainable

finance and carbon and
environmental market guidelines,

to address emerging sustainability and climate risks.
›
Refer to the “Integration of Credit Suisse” section of the

UBS Group Annual Report 2024, available under “Annual

reporting” at
ubs.com/investors , for more information

Sustainability Report 2024
| General information

General information
Our business model

UBS – who we are
UBS is the largest truly global wealth

manager and the leading bank in Switzerland.

These key pillars of our strategy are
enhanced by focused and competitive

investment bank and asset management

capabilities.

Staying close to our clients,
whether

they

are

individuals,

institutions

or

businesses,

and

providing

financial

advice

and

solutions

to

help

them

to
achieve their goals is of

the upmost importance to

us.

We have a capital-generative

and well-diversified business

model
with strong competitive positions

in our target markets.

Our business model, our

strong and risk-aware culture

and our
superior client service, as

well as our respected brand

with over 160 years

of history and our

capital prudence, have made
it possible to consistently

and sustainably both

grow profits and

deliver a high

return on equity over

the long term. The
acquisition of the Credit Suisse Group has further accelerated our growth strategy by providing our client franchises with
additional scale,

complementary capabilities

and talent

in line

with our

ambition to

position UBS

for sustainable,

high-
quality returns and long-term growth.

We are focused on driving sustainable long-term growth

while maintaining risk and cost discipline
Our objective is to generate value for

our shareholders and clients by driving sustainable

long-term structural growth and
attractive

capital

returns.

To

accomplish

this,

we

are

building

on

our

scale,

content

and

solutions,

while

remaining
disciplined on capital, risk and costs.

Maintaining a balance sheet

for all seasons remains the foundation

of our success.
This gives us the capacity

to invest strategically and

will enable us to deliver

against our financial targets

and ambitions,
which are outlined in the “Targets, capital guidance and

ambitions” section of this report.
Our growth

plans are

rooted in

an attractive

business mix

that is

also a

source of

our competitive

strength. Our

asset-
gathering

businesses

are

characterized

by

being

structurally

attractive

from

a

capital

consumption

perspective

and
generate more than half of

our revenues
1
, while representing around

40% of our risk-weighted

assets (RWA)
1
. Roughly
another third of our

RWA
1

are in Personal &

Corporate Banking in Switzerland,

our home market and

an attractive, stable
and well-diversified

economy,

with low

historic credit

losses. Furthermore,

we operate

a capital-light

Investment Bank,
which is limited to 25% of Group RWA.
1
Moreover, our aim is to maximize our impact and that of

our clients to create long-term sustainable value. We also

have
a responsibility

toward the

communities we

serve and

our employees. We

have outlined

selected environmental,

social
and governance (ESG) aspirations, which we expect to

support our financial targets and ambitions.
We have a global, diversified business model
Our invested

assets of

more

than USD 6trn

are regionally

diversified across

the globe.

We give

our clients

access

to a
broad,

relevant

and

customizable

range

of

solutions,

which,

together

with

our

thought

leadership

and

capabilities,
position us well to

become their partner of choice.

Our strategic ambitions reflect the

long-term outlook on demographic
and social trends affecting wealth distribution, product demand and client experience.
Half of our wealth management clients’ invested

assets are in the Americas, where we

are among the top players in the
world’s largest

wealth

pool, with

solid wealth

generation

prospects.

The Investment

Bank has

invested

in growing

its
Global Banking,

Global Markets

and Research

capabilities

in the

region, and

it is

focused on

cross-regional

and cross-
divisional collaboration to drive growth.
In Asia

Pacific, which is

the fastest-growing wealth

market, we are

by far

the largest

wealth manager,
2

and we

are building
on that scale to drive growth.

We are further developing

our businesses in the region

to deliver our leading capabilities,
leveraging our expanded and diversified footprint, strengths in cross-divisional collaboration and global connectivity.

In EMEA we are focused on improving profitability and driving focused growth by optimizing our domestic footprint and providing a comprehensive offering for entrepreneurs.
Finally, in Switzerland we have a highly

integrated business and aim to reinforce our position

as the leading bank. We are
driving our digital transformation, enhancing the client experience and improving efficiency, while focusing on capturing selected

growth

opportunities.

We

are

also

delivering

on

our

commitments

to

our

home

market,

as

we

continue

to
provide around CHF 350bn of credit to Swiss companies

and the economy.

Sustainability Report 2024
| General information

We collaborate as one UBS to deliver integrated coverage

for clients

We strive

to serve

our clients

as one

firm, with

collaboration

across our

business divisions

being a

cornerstone

of our
strategy

and

a

key

differentiator,

as

we

deliver

the

best

of

UBS.

For

example,

our

asset-gathering

franchises

work

in
synergy

to

offer

clients

a

comprehensive

product

suite

paired

with

exclusive,

premium

personalized

services.

The
Investment Bank complements these by delivering

insights, execution capabilities and risk management expertise to both
our

wealth

and

Swiss

corporate

clients.

We

regularly

enhance

this

integrated

approach

to

support

our

growth,

as
demonstrated by

recent initiatives,

such as the

establishing of

the division-agnostic

Unified Global

Alternatives and

the
creation of Global Wealth Management Solutions.
Supporting sustainability

We help our clients achieve

their sustainability and impact

objectives while navigating the

evolving macroeconomic and
complex regulatory

landscape. To

help us realize

this ambition,

our sustainability

and impact

strategy is

based on

three
strategic

pillars:

(i) Protect

–

manage

our

business

in

alignment

with

our

sustainable,

long-term

Group

strategy

and
evolving standards;

(ii) Grow –

embed an

innovative sustainability

and impact

offering across

all our

business divisions;
and (iii)

Attract

–

be the

bank of

choice for

clients and

employees.

We

support

our

clients in

the

transition

to

a

low-
carbon

world

and

consider

climate

change

risks

and

opportunities

across

our

bank

for

the

benefit

of

our

clients,
shareholders and all our stakeholders.

We are investing in our technology to drive business

outcomes

We have a proven technology strategy in place

to focus on delivery and experience for

our clients and employees, while
we are preparing for the future.

We are constantly modernizing our technology to support

an already strong foundation;
we

have

a

robust

infrastructure,

70%

of

which

is

in

the

public

and

private

Cloud,

that

maintained

over

99.999%
availability over the last year and maintains high security

standards.

This

foundation

facilitates

our

integration

and

enables

us

to

embrace

and

implement

innovation,

such

as

generative
artificial intelligence (AI), to bring technology products and solutions to the next level.

We are

evolving into

an AI-driven

institution, using

generative

AI to

drive growth,

improve client

service, and

increase
productivity.

In the

fourth

quarter

of 2024,

we

announced

the

deployment

of 50,000

Microsoft

Copilot

licenses,

the
largest in the global financial services industry at

the time. This initiative is

already showing increased usage of generative
AI tools, with

1.75 million prompts

across all tools

in 2024,

and it is

expected to

substantially expand

in 2025.

We will
continue delivering AI initiatives across our businesses, including re-inventing how we do software engineering.
We

invest in

partnerships

with

leading

academic

institutions

worldwide

and

other

key

players

to develop

ideas,

drive
outcomes across the firm and foster pioneering AI research.

We

are

committed

to

driving

innovation

and

excellence,

ensuring

that

our

technology

advancements

meet

the
expectations of our clients, employees, and stakeholders.
Our efforts

are supported

by our

governance and

controls that

are designed

to safeguard

the interests

of our

clients,
employees and other stakeholders.
›
Refer to the UBS Group Annual Report 2024, available

under “Annual reporting” at
ubs.com/investors , for more information
1
Excluding Non-core and Legacy.
2
Asian Private Banker, 23 January

2024.

Sustainability Report 2024
| General information

Our stakeholder engagement
We engage with UBS’s stakeholders,

such as clients, employees, investors, policymakers, legislators and regulators, along
with representatives of the business community, society and non-governmental organizations (NGOs), on a regular basis
and on a

wide range of

topics. This

engagement helps

us to better

understand stakeholder

expectations and

concerns
and to manage

pertinent issues

and challenges.

In recent

years, the exchange

of views

and ideas with

stakeholders on
sustainability-related

issues

has

grown

in

importance.

Such

interactions

are

undertaken

through

various

dedicated
channels.
Employees
Our employees

want to

be heard

and to

be involved

in shaping

their daily

experience. As

such, we

offer opportunities
throughout

the

year

for

employees

to

connect

with

management

and

provide

feedback

on

topics

such

as

strategic
alignment, employee

engagement,

well-being, our

work environment

and line

manager effectiveness.

As an

example,
initiatives such

as our regular

Ask the

CEO event,

give employees

the chance

to learn

about (and

ask questions

about)
topics such as strategy.
Our multi-faceted

employee

listening

strategy

is adaptable,

captures

feedback

in

a

timely way

and

drives

meaningful
improvements to the employee experience. We conduct employee life cycle surveys,

short “pulse” surveys to understand
what is top

of employees’ minds and

in-depth analyses, such as

virtual focus group sessions.

In 2024, those

conversations
allowed participants from every business division and function to share their perspectives and insights on the integration and provided employee sentiment data points to track progress. Group-wide surveys measure cultural indicators, such as line manager effectiveness and employee experience.

Clients
Our clients’ needs and their preferred communication

channels continually evolve. Our objective is to

engage with clients
in

the

ways

most

convenient

for

them.

We

use

a

variety

of

channels,

in

particular

digital

channels

and

regular

client
relationship and service meetings, as

well as various corporate roadshows and

dedicated events, with a mix

of hybrid and
in-person events.
Global Wealth

Management

interacted

with its

clients through

a

broad range

of forums

and channels

in 2024,

from
personalized private briefings with

subject matter experts to

segment-specific virtual and in-person

events and large-scale
initiatives.

Through

marketing

and

media

campaigns,

events,

advertising,

publications

and

digital-only

solutions,

we
helped

drive

greater

awareness

of

UBS

among

prospective

clients

and

reinforced

trust-based

relationships

between
advisors

and clients.

We

proactively

engaged

with

clients

to reassure

them

about

the

acquisition

of the

Credit

Suisse
Group and highlighted the benefits

of the combined organization for

them. This was done through

individual meetings
and calls and by

opening up certain flagship events

and conferences to clients of the

combined firm. Our global footprint
means that we were

well positioned to

take advantage of the

opportunities in every region.

We have continued to

deliver
capabilities to clients,

for example

through digitally enabled

e-banking and sales

tools, while also

setting up new

units,
such

as

Global

Wealth

Management

Solutions,

Unified

Global

Banking

and

Unified

Global

Alternatives,

adding

even
greater connectivity

across all

our businesses.

We have

also continued

to roll

out artificial

intelligence (AI)

to positively
impact

our

business

and

serve

our

clients

better.

We

expect

generative

AI

will

continue

to

help

us

generate

more
personalized

advice

and

solutions

more

quickly

and

in

a

sustainable

and

responsible

way,

ensuring

a

more

efficient
experience for our clients around the globe.

Personal

&

Corporate

Banking holds

regular

client

events

(leveraging

a

number

of

formats,

such

as webcasts

and

in-
person, virtual or hybrid events), covering a wide range

of topics. In 2024, we further enhanced our digital engagement strategies to

reach more

clients and

strengthen relationships

with existing

ones. We

utilize various

channels, including
social media, online displays, search engines and helplines,

as well as our branch network.
In Asset Management, we continue to host

our global program of client events

and engagement activities. These include
our annual
The Red

Thread

market outlook

roadshow, which

we host

in key

locations across

the world,

as well

as our
flagship UBS Reserve Management Seminar
, which marked its 30th year of

operation in 2024. The event brings together
institutional investors

to debate

relevant topics and

share best practices,

and the accompanying

survey provides

one of
the most authoritative depictions of central banks’

investment views. Alongside this, our teams

continued the high level
of interaction

with clients

globally, supported

by digital

tools and

our publication

of macro

and thematic

insights. We
also hosted a broad range of hybrid events, including our investment series, to help our clients better understand market
challenges and opportunities, and we continued to engage

with clients through our social media and online channels.

Sustainability Report 2024
| General information

The Investment

Bank hosted

more than

240 conferences

and educational

seminars

globally in

2024, providing

clients
with access

to corporations,

experts, research

and capital

introductions. The

events covered

a diverse

range of

topics,
including

macroeconomic,

geopolitical

and

sector-

and

region-specific

themes,

in

addition

to

regulatory,

product

and
market trends. More than 50,000 clients

took part in such events over

the year. We leverage our

intellectual capital and
relationships and use

our execution capabilities,

differentiated research content, bespoke

solutions, client franchise

model
and global platform to expand coverage

across a broad set of clients.
UBS Live Desk ,

built within the
UBS Neo

platform,
provides

clients

with

a

stream

of

fast-paced

commentary

from

UBS

traders.

The
UBS Analytical

Research

Community
(UBS-ARC)
is a

proprietary,

interconnected

research

network

of industry

leaders, subject

matter

specialists, executives,
academics and analysts in the Americas region.
Client feedback and surveys
We

engage

with

our

clients

on

a

regular

basis

and

on

a

wide

range

of

topics.

This

engagement

helps

us

to

better
understand

clients’

expectations

and

concerns,

including

those

pertaining

to

sustainability,

and

to

manage

pertinent
issues

and

challenges.

Feedback

received

from

clients

relevant

to

our

policies

is

considered

in

the

regular

reviews

of
policies

and

incorporated

where

applicable.

Our

client

insight

and

feedback

teams

are

responsible

for

gathering

and
processing all demands and issues raised through

our central channel, available online.
Investors
We have regular interactions

with institutional investors, financial analysts and

other market participants, such as

credit-
rating agencies, including on sustainability topics. These interactions take place through the UBS Investor

Relations team,
with subject

matter experts

engaged as

required, and

help us

to learn

about investors’

concerns and

address them

as
effectively

as possible.

The

annual general

meeting

is also

an

open forum

for

shareholders

to voice

their

concerns

or
inquiries that may then feed into our approach on material topics.

Governments and regulators
Financial

market

stability

is

largely

dependent

on

the

overall

economic,

regulatory

and

political

environment

and

the
conduct of firms within the sector. We actively

participate in political and regulatory discussions to share our expertise on proposed regulatory and

supervisory changes. Our

lobbying priorities

and engagements –

both direct

and indirect through
our

trade

associations

–

are

a

reflection

of

our

strategy

and

priorities.

In

Switzerland,

they

must

be

aligned

with

the
general political engagement approach defined by the

Political Board Swiss Chapter. In the US,

our lobbying priorities are
presented to and approved by the Region Americas’ top

management group at the beginning of each year.
Regarding

the

stability

of

the

financial

system,

UBS

advocates

for

an

internationally

aligned

regulatory

framework,
including capital

and liquidity

rules, anti-money

laundering and

digital regulation.

Moreover, in

the wake

of the

Credit
Suisse rescue,

we advocate

for targeted

and balanced

amendments to

the too-big-to-fail

(TBTF) framework

to address
the lessons learned from the

recent crisis
.

We also actively engage in

discussions relating to corporate

responsibility and
sustainability.

Sustainability

and

sustainable

finance

continue

to

remain

key

focus

topics

in

our

interactions

with

our
financial regulators and supervisors. These

are subject to ongoing oversight

and control by the second and

third lines of
defense.
In recognition of the vital function of Switzerland’s political parties, UBS provided a total of CHF 1.2m 1 to political parties in

both

2023

and

2024

as

a

contribution

toward

their

operational

costs.

These

financial

contributions

are

direct

and
calculated based on the number of parliamentary seats the respective party holds at the federal and cantonal level. Swiss
parties are eligible to apply for a financial

contribution if they commit to free competition,

the market economy and the
Swiss

financial

center.

They

should

also

have

a

national

focus

and

either

form

a

parliamentary

group

in

the

federal
parliament or be represented in at least one cantonal government.

1
Beyond the above there were no additional contributions,

including in-kind.

Sustainability Report 2024
| General information

Society

We regularly

interact with

various stakeholders

across broader

society. This

supports our

efforts to

consider views

and
insights from

a range

of backgrounds

and further

enhances the

experience

UBS provides

both inside

and outside

the
firm. This includes UBS’s ambition to maximize its impact in local communities in which it operates by providing financial
and human

support through

strategic grant

making and

employee volunteering.

Our partnerships

in academia

further
contribute to our efforts to engage with thought leaders

in universities and other academic institutions.

We

also

engage

with

NGOs

and

appreciate

their

input

and

insight,

as

they

help

us

consider

our

approach

to,

and
understanding

of,

societal

issues

and

concerns.

NGOs

have

long

established

themselves

as

critical

watchdogs

of
companies, both scrutinizing and challenging how we address

a broad range of environmental, social and human

rights
concerns. In 2024, discussions with NGOs remained particularly focused on climate change, including the transition to a
low-carbon economy. Other topics discussed included sustainable finance, human rights and nature.
Meanwhile,

our

media

teams

maintain

direct

and

long-term

relationships

with

media

representatives

across

all

our
business regions and provide them with timely information on a wide range of global, regional and local topics. We also
actively engage in

dialogue with analysts

at ESG rating

and research

agencies,

which helps us

to evaluate our

sustainability
performance and

activities and

provides a

useful means

for benchmarking.

In 2024,

we provided

detailed information
about our sustainability

performance to

a range

of agencies, either

in response to

questionnaires or

via calls

(with ESG
analysts) and our Sustainability Report regularly serves as

a key source of information for these agencies.

Sustainability Report 2024
| General information

Assessment of the significance of environmental,
social and governance (ESG) topics to UBS
Assessing

the

significance

of

ESG

topics

helps us

to ensure

that our

sustainability disclosures

reflect our

stakeholders’
expectations and

concerns. It

also informs our

discussions as

we evolve

our approach to

sustainability. Our

approach is
grounded in

recognizing the

importance of

engaging with

subject matter

experts and

listening to

key stakeholders

to
inform and evolve our sustainability strategy.

Note
: For

2024, we

have

used

the

results from

the

2023 Global

Reporting

Initiative

(GRI)-based assessment

outlined
below, as

no

material

changes

to the

assessment

were

identified.

This

assessment

supports

our

interactions

with

our
stakeholders, including regulators, that would want to understand the relevance of ESG topics to our disclosures.
Methodology
Definitions
Our assessment

methodology was

focused on impact

reporting for

a multi-stakeholder audience.
To assess our impact,
we leveraged
the GRI Universal Standards 2021

revised definitions,

customizing

these

for the following:
–
The “impact” is the effect the

organization has or could have on

the economy, the environment and people, including
on their

human rights,

which in

turn can

indicate its

contribution (negative

or positive)

to sustainable

development.
Note: impacts can

be actual or potential,

negative or positive,

short-term or long-term,

intended or unintended,

and
reversible or irreversible.
–
The

“topics”

represent

the

organization’s

most

significant

impacts

on

the

economy,

the

environment

and people,
including impacts on

their human rights.
The degree of significance

(“very high,” “high” or

“medium”) was qualitatively assessed with

the help of

internal subject
matter

experts.

Their

inputs

considered

the

scale

and

scope

of

actual

or

potential

impact

(on

the

economy,

the
environment or society), the likelihood and irremediability.
Process
Our

process

consolidated

both

past

significant

topics

that

remain

relevant

and

newly

identified

topics.

In

2023,

we
refreshed

our

assessment,

starting

with

a

review

of

our

organizational

context

(i.e.

activities,

business

relationships,
sustainability context, stakeholders), before completing the three main process steps outlined below.

Step 1: Desk research Step 2: Stakeholder consultation Step 3: Final review
–
We developed an

initial list of topics

and
subtopics based

on internal and external
sources.
– Integrated impact of integration of Credit
Suisse.
– We consulted internal subject matter experts,
including those interacting

with stakeholders
directly, to add, refine and prioritize our

self-
assessed list of significant

topics.
– We had the outcome of the assessment and
final list of topics verified by senior
management and

reviewed for

external
assurance purposes.
Organizational context
Before

identifying

our

actual

or

potential

impacts,

we

considered

the

sustainability

context

across

our

activities

and
business relationships, including:
– our strategy;
–
our sustainable finance products and services, business relationships and stakeholders; and
– new products or services (for the climate materiality assessment only, pertaining to risks and opportunities).
In this context,

we identified which

stakeholders and experts

should inform the

determination of our

significant topics.
Internal subject matter experts were consulted via group

discussions.

Sustainability Report 2024
| General information

Governance
Reviewed

by

the

UBS

Group

Board

of

Directors’

Corporate

Culture

and

Responsibility

Committee

(the

CCRC),

the
assessment process was

managed by a group

of employees who deal

with stakeholder expectations and concerns

in their
respective

roles.

Their

regular

engagement

with

clients,

employees,

investors,

suppliers,

regulators

and

governments,
communities, and civil society ensured that the views of these stakeholders were adequately considered. The assessment team applied the following three principles to arrive at

the outcome of the assessment:
– Completeness: the team reviews the long and short lists and their aggregation into a prioritized list.
–
Accuracy:

the

team

challenges

the

approach,

provides

access

to

relevant

resources

and

helps

to

overcome hurdles
throughout the process.
– Relevance: the team reviews all decisions in terms of relevance for the stakeholders they represent.
Execution
Desk research – identifying impact
We conducted

initial desk

research

to identify

general areas

where negative

or positive

impacts are

mostly likely

to be
present

relative

to

our

own

activities,

business

relationships

and

stakeholders.

During

this

scoping

exercise,

we
considered, in particular,

the internal and external stakeholder sources listed below.
Internal sources External sources
– UBS climate risk materiality assessment
–
UBS climate-related opportunities materiality

assessment
– UBS’s 2022 GRI-based materiality topics list
– G7 Communiqué
– G20 Communiqué
– WEF Global Risk Report
–
ECOFACT’s Top 5 Trending

Topics
– FINMA Risk Monitor
– Peers’ material topics disclosed
– ECB’s climate-related risks to financial stability May 2022
– PRI’s Strategic Plan 2021–2024
Stakeholder consultation
During

the

assessment

process,

we

considered

feedback

from

clients,

investors,

NGOs,

media,

policymakers

and
employees via polls and

open discussions. We

also regularly

gather feedback on

emerging issues and the

quality of our
reporting and impact from various sources, including other experts at our firm, stakeholder inquiries, questionnaires

and
rating firms.

Outcome
The topics considered as significant for UBS fall into three impact categories: the economy, the environment and society.

Sustainability Report 2024
| General information

Significant ESG topics 1,2
Significant topics
and impact
category
Related subtopics
Description

Sustainable finance
–
sustainable and impact investing

– sustainable financing
– blended finance
–
financial inclusion

– transition finance
– natural capital and nature finance
–
engagement and stewardship

– ESG research
As a global financial services firm, UBS has

a role to play in mobilizing
capital to support the transition to a more sustainable

world and
prevent a negative impact. Our impact arises as a result of

our business
relationships and the financial services we provide, for

example, in the
way we partner with our clients to help them

mobilize their capital
toward a more sustainable world and help protect our clients’

assets
from the impacts of climate change and loss of biodiversity.
Regulatory
compliance
– client protection: data confidentiality;
transparency (clear terms and conditions of
products); fair pricing schemes; easy-to-
understand products and services

–
combating financial crime: anti-corruption

and
anti-money laundering; crime and manipulation
detection processes

– conduct: compliance with laws, rules, tax
authorities and regulations; integrity of the
financial system; our Code of Conduct and

Ethics;
forward-looking engagement with risk topics and
risk prevention

–
data confidentiality

– financial stability and resilience: going concern
leverage ratio (phase-in, %); CET1 capital

ratio;
managing risk-weighted assets within

an
increasingly stringent risk framework; clear
strategy

– legal and litigation risk
– responsible marketing
Our firm operates in a highly regulated industry

and compliance with
legal and regulatory requirements is a prerequisite for our license to operate. Our impact arises as a result of how we

comply with and
navigate the ever-evolving regulatory and legal landscape

to protect
and serve the interests of all our stakeholders or

mitigate negative
impacts on them.

Climate and nature – our approach to environmental matters
– environment-related investments, financing and
research
– sustainability and climate risk management
– energy and resource efficiency, reduction of
emissions and resource consumption (energy,
paper, water)
– standards in product development, investments
and financing and for supply chain management
decisions
We understand that we have a responsibility to identify, manage or mitigate potential adverse impacts on the

environment. Our impact
arises from our own environmental footprint,

which we aim to reduce
with a focus on energy, water, paper,

waste and travel.

Client experience – delivering excellence
– best services and practices
– understanding clients and their needs
Responding to clients’ expectations and delivering

exceptional service
are essential for our long-term future performance.

We aim to
differentiate our impact through our promise to deliver a client experience that is personalized, relevant, on time

and seamless.

Technology – technology as a differentiator
– front-to-back digitization to deliver a seamless
client experience
– cyber risks, data security and protection
– digital culture and workspaces
– integrated digital product and service offering
– data management (incl. ESG data management
and governance)
We are making technology a differentiator for our clients and employees. It is our responsibility to balance the increasing demand for
digitalization and our commitment to improve

energy efficiency. We
also need to protect our clients and operations

against the threat of
cyberattacks that could lead to negative impacts,

such as financial and
reputational damage.
Corporate
governance
–
internal policies and guidelines

–
governance structure

–
strategy

–
risk management

– board succession planning
– transparency
To deliver the best for our clients and stakeholders, we hold ourselves to the highest standards and a well-defined

strategy and business
model. Our impact arises in the way we sustain

long-term business
success and contribute to sustainable growth.

We make an impact on a
truly global scale by working with other thought

leaders.
Employees –
corporate culture

– hiring, developing and retaining talent
– workforce inclusion, employment conditions and
opportunities
– flexible work arrangements
–
employee support,

including benefits,
occupational health and well-being
– employee listening and engagement
– performance management process, along with
fair pay
– employee representation
We cannot succeed without our employees. That

is why we drive our
culture and foster our employees’ continuous career development.

An
effective people management strategy helps us

attract, develop and
retain talented individuals and ensures we take responsibility as an
employer worldwide. Our impact arises in the way

we offer a place
where people can unlock their full potential, and in the

way we
support employee health and well-being.

Sustainability Report 2024
| General information

Social impact and
human rights
– client philanthropic investments
– corporate community engagement, partnerships
and volunteering
– deploying resources (including philanthropic
capital) to support and build an impact

economy
– sustainability and climate risk management
(including human rights)
– standards in product development, investments
and financing and for supply chain management
decisions
We aspire to support a more inclusive society by building the impact economy, by working with a wide range of stakeholders to help clients that wish to maximize their impact on the

environment, health,
education and child protection, while optimizing the

contribution of
our firm to our local communities through employee

volunteering and
corporate philanthropy. To manage our supply chain’s impact, we include ESG standards within our sourcing and procurement activities.
Operational
efficiency and
effectiveness
–
cost and process efficiency

–
focus on core competencies

– flexibility to adapt to the changing regulatory and
public policy environment

– outsourcing / nearshoring / offshoring,
automation

– location strategy – product and execution
excellence

–
business disruption and vulnerability; disruption

of
the value chain
Ensuring efficient and effective operations is fundamental

to our ability
to remain competitive, to invest for the future and to

be resilient in the
face of revenue volatility. Impact occurs within our business, which in turn affects how we serve our clients and

support our employees.

Economy Environment Society
1

This table is arranged in order of most to least significant impact, as the outcome of our internal assessments and pre-set threshold to determine which topics are significant.
2

Certain activities of

UBS that pertain

to the implementation

of its sustainability

and impact strategy

are directly impacted

by factors that

UBS cannot influence

directly or can

only influence in

part. These

include
pertinent governmental actions (e.g. when it comes

to the achievement of the Paris Agreement);

the quality and availability of (standardized) data (e.g.

in such areas as emissions); the development and enhancement of required

methodologies and

methodological tools

(e.g. on

climate risk);

the ongoing

evolution of

relevant definitions

(e.g. sustainable

finance); and

the furthering

of transparency

(e.g.

pertaining to

company
disclosures of data).

Sustainability Report 2024
| Governance

Governance
Our sustainability governance

The role of our supervisory bodies – the Board of Directors

of UBS Group
The

Board

of

Directors

of

the

UBS

Group

(the

BoD)

has

ultimate

responsibility

for

the

success

of

the

Group

and

for
delivering sustainable

shareholder value within

a framework

of prudent and

effective controls.

The BoD decides

on the
Group’s strategy and the

necessary financial and human

resources, on the recommendation of

the Group Chief Executive
Officer (the

Group CEO),

and also

sets the

Group’s values

and standards

to ensure

its obligations

to shareholders

and
other

stakeholders

are

met.

The

BoD

oversees

the

overall

direction,

supervision

and

control

of

the

Group

and

its
management.

It

also

supervises

compliance

with

applicable

laws,

rules

and

regulations.

The

Chairman

of

the

BoD,
together

with the

Group CEO,

takes

responsibility for

UBS’s reputation

and is

closely

involved in,

and responsible

for,
ensuring

effective

communication

with

shareholders

and

stakeholders,

including

government

officials,

regulators

and
public organizations.

As of 31

December 2024, the

UBS Group BoD

consisted of 12

non-executive members

and the Group

Executive Board
(the GEB) consisted of 15 executive members (2023: 12 and

16 respectively).

All non-executive members are also elected
as members of

the UBS

AG BoD.

Except for the

President of UBS

Switzerland AG, all

GEB members are

executive members
of UBS AG.

As of 31

December 2024, the

UBS AG BoD

consisted of

12 non-executive

members and the

Executive Board consisted
of 14 executive members.

The number of members is unchanged from

2023.

26.7%

(2023:

37.5%)

of

members

of

the

UBS Group

GEB

and

41.7%

(2023:

33.3%)

of

members

of the

BoD were
women, while for UBS

AG women made up

21.4% of members

of the Executive

Board and 41.7%

of members of the
BoD.

›
Refer to the “Corporate Governance” section

of the UBS Group Annual Report 2024, available

under “Annual reporting” at
ubs.com/investors,

for more information

The BoD’s role on ESG topics

Five committees support the BoD in fulfilling its duty through the respective responsibilities and authority given to them.
All BoD committees

have specific responsibilities

pertaining to ESG

(environmental, social

and governance) matters.

For
example, the

Risk Committee

supervises the

integration of

ESG in

risk management,

the Governance

and Nominating
Committee

supports the

BoD in

establishing

best practices

in corporate

governance, the

Compensation Committee

is
responsible for

financial and

non-financial compensation

topics, and

the Audit

Committee has

oversight of the

control
framework underpinning ESG metrics.
›
Refer to the “Supplement to Governance”

section of the Supplement to the UBS Group Sustainability

Report 2024, available at
ubs.com/sustainability-reporting , for more information
The BoD’s Corporate Culture

and Responsibility Committee

(the CCRC) is the

supervisory body primarily responsible

for
corporate culture and

sustainability. It is

chaired by

the Chairman of

the UBS

Group, with four

BoD members

as committee
members.

Permanent

guests

include

the

Group

CEO,

the

Group

Chief

Risk

Officer

(the

GCRO),

the

GEB

Lead

for
Sustainability

and

Impact

(S&I), the

Chief Sustainability

Officer

(the

CSO) and

the

Group

General

Counsel.

The

CCRC
oversees

our

Group-wide

sustainability

and

impact

strategy

and

key

activities

across

environmental

and

social

topics.
These include climate, nature and

human rights. Annually, it considers and

approves the firm’s sustainability and

impact
objectives.

As part

of this

process,

it also

considers

the

impact and

financial

materiality

of climate-

and sustainability-
related risks and opportunities on UBS.

The CCRC’s

function is

forward-looking in that

it monitors

and reviews

societal trends and

transformational developments
and assesses their potential relevance for the Group. In

undertaking this assessment, it reviews stakeholder concerns and expectations pertaining to the

societal performance of UBS

and the development

of its corporate

culture. UBS has

various
mechanisms (including complaint

and feedback procedures)

in place to ensure

that such concerns and

expectations are
received, managed and, where necessary,

brought to the attention of

the GEB and the BoD.

The CCRC is also

responsible
for conducting the annual review

process for the Code of

Conduct and Ethics (the Code) and

for proposing amendments
to the BoD. This process includes a prior review of the Code by the GEB and is led by the Group CEO.

The role of our supervisory and administrative bodies
The GEB develops the Group

strategy and is responsible

for managing our assets and

liabilities in line with that

strategy
and our regulatory commitments, and in the interests

of our stakeholders. As determined by the

BoD’s Risk Committee,
the GEB manages

the risk profile of

the Group as

a whole and has

overall responsibility for establishing

and implementing
risk management and

control. For the

management of risks,

UBS maintains a

risk governance framework. This

framework
also governs ESG risks.

Sustainability Report 2024
| Governance

Our risk governance

framework operates

along three lines

of defense. Our

first line of

defense, business management,
owns its

risks and

is accountable

for maintaining

effective processes

and systems

to manage

them in

compliance with
applicable

laws,

rules

and

regulations,

as

well

as

internal

standards,

including

identifying

control

weaknesses

and
inadequate processes.
Our

second

line

of

defense,

control

functions,

is

separate

from

the

business.

Control

functions

provide

independent
oversight, challenge financial and non-financial risks arising from the firm’s business activities and establish independent frameworks for

risk assessment,

measurement, aggregation,

control and

reporting, protecting

against non-compliance
with applicable laws, rules and regulations.
Our third line of defense,

Group Internal Audit (GIA),

reports to the Chairman

of the BoD and to

the Audit Committee.
This

function

assesses

the

design

and

operating

effectiveness

and

sustainability

of

processes

to

define

risk

appetite,
governance, risk management, internal controls,

remediation activities and processes to

comply with legal and

regulatory
requirements and internal governance standards.

›
Refer to the “Non-financial risk framework”

section of the UBS Group Annual Report 2024, available

under “Annual reporting” at
ubs.com/investors
, for information about our approach to managing

non-financial risks
Ensuring (availability of) appropriate skills and expertise

The

BoD

and

the

GEB

are

well

diversified

and

composed

of

members

with

a

broad

spectrum

of

skills,

educational
backgrounds, experience

and expertise from

a range of sectors that

reflect the nature

and scope of the

firm’s business.
The Governance

and Nominating

Committee

maintains

a competencies

and experience

matrix to

identify gaps

in the
competencies

and

experiences

considered

most

relevant

to

the

BoD,

taking

into

consideration

the

firm’s

business
exposure, risk profile, strategy and geographic reach. In

recent years, the composition of the

BoD has been systematically
shaped in response to the identified requirements. We consider the continuous education of our BoD and GEB members to be

an important

priority and

support their

participation in

various training

sessions. In

addition to

a comprehensive
induction

program

for

new

BoD

members,

continuous

training

and

topical

deep

dives

are

part

of

the

BoD

and

GEB
agenda.

Sustainability Report 2024
| Governance

Our sustainability governance

Our sustainability

and corporate culture

activities are

grounded in our

Principles and Behaviors

and overseen at

the highest
level of our organization. Our Code covers our commitment

to acting with the long term in mind and

creating value for
clients, employees, communities and

investors. This includes

our commitment to

protecting the environment

and fulfilling
our compliance obligations.

Integration of Credit Suisse
In

2024,

we

advanced

with

integrating

Credit

Suisse

sustainability

activities.

It

is

our

aim

to

complete

integration

in
accordance with the overall UBS Group integration efforts

and timeline.
›
Refer to “Appendix 1 – Governance”

section to this report for more information about active

and retired sustainability
governance for Credit Suisse
Group Sustainability and Impact (GSI)
GSI

develops

the

Group’s

sustainability

and

impact

(S&I)

strategy

and

oversees

the

strategy’s

implementation

by

the
business divisions and Group functions

responsible for execution.

GSI operates as a Group function under the leadership
of the GEB

Lead for S&I.

Each of the

senior managers listed

below reports directly

to the GEB

Lead for S&I.

Specifically,
the senior manager roles directly reporting to the GEB

Lead for S&I are the Chief Sustainability Officer, the Head of Social
Impact and Philanthropy and the GSI Chief Operating Officer. Senior managers may hold more than one role and, where required, may have additional responsibilities and reporting lines in the Group’s legal entities.

GEB Lead for Sustainability and Impact
The GEB

Lead for

S&I has

overall responsibility

for the

management and

control

of the

GSI function.

In particular,

the
GEB Lead for S&I is

responsible for the oversight of matters, such as maintaining an appropriate and adequate functional
organization

designed

to

ensure

compliance

with

applicable

laws and

regulations.

Additionally,

where

necessary,

the
GEB Lead

for S&I

represents

UBS in

interactions with

regulatory

authorities on

Group-wide

sustainability-

and impact-
related topics in close coordination with the Group CEO, other GEB members and Governmental and Regulatory Affairs.
In relation

to disclosures,

the

annual UBS

sustainability

reporting

and disclosure

process

is managed

by the

GEB Lead
jointly with Group Finance.
›
Refer to the “Supplement to Governance“

section of the Supplement to the UBS Group Sustainability

Report 2024, available at
ubs.com/sustainability-reporting
, for an explanation and depiction of the

sustainability governance at the UBS Group, including
the main bodies involved in this governance
Chief Sustainability Officer
The Chief

Sustainability Office

r

(CSO), jointly

with the

Head of

Social Impact

and Philanthropy

(SIP), supports

the GEB
Lead for S&I

in setting the

Group-wide S&I

strategy,

in alignment with

the business

divisions and Group

functions. The
CSO and team

develop and maintain

frameworks and methodologies

to drive Group-wide

consistency.

In addition, the
CSO team monitors

new GSI regulatory

consultations and owns

and drives Group

advocacy efforts,

in partnership with
the GSI

Chief Operating

Officer (GSI

COO) and

GSI-aligned Group

functions. The

CSO maintains

and annually

reviews
our S&I commitments,

memberships or contracts

at Group, divisional,

functional or regional

level for completeness

and
alignment with the Group-wide S&I strategy

.

Sustainability Report 2024
| Governance

Head of Social Impact and Philanthropy

The Head of SIP and team oversee the UBS charitable entities

,

including Optimus Foundation entities and donor-advised
fund entities.

Their

remit

includes

overseeing

the

strategy,

corporate

structure

and governance,

financial

matters

and
relevant risks and controls. The SIP team reviews inherent reputational risks relating to social impact grants and escalates high reputational

risks to

the GEB

Lead for

S&I, in

line

with the

UBS Reputational

Risk Management

Policy.

They also
manage the SIP client

and employee offering through the delivery of

philanthropic insights, advice and execution services
to existing and prospective clients.

GSI Chief Operating Officer

The GSI

Chief Operating

Officer (GSI COO)

and team

manage the

end-to-end processes and

the service

delivery, operating
and

control

environment

of

GSI,

together

with

business

divisions

and

Group

functions,

ensuring

timely

escalation

of
relevant matters

impacting GSI and

effective oversight

of operational performance.

Furthermore, they

support the GEB
Lead

for

S&I

in

developing

Group-wide

S&I

objectives,

in

alignment

with

business

divisions

and

Group

functions,

to
implement the

Group-wide S&I strategy

and monitor

the progress against

these objectives. In

addition, the team

manages
the annual UBS sustainability reporting process,

jointly with Group Finance.
Oversight of objective-setting and monitoring processes

UBS runs an

annual objective-setting

process for objectives

related to

sustainability and impact

matters, which includes
environmental

(including

climate-related)

and social

topics. As

delegated

to the

GEB Lead

for S&I

by the

Group

Chief
Executive

Officer

(the

Group

CEO),

the

GEB

Lead

for

S&I

is

responsible

for

setting

the

Group-wide

S&I

strategy

and
developing

Group-wide

S&I

objectives

in alignment

with

business

divisions

and Group

functions.

The

annual

strategy
review

and objective-setting

process

is done

to identify

priorities and

strategic focus

areas

across

the Group.

Progress
made in implementing Group-wide S&I objectives is

reported as part of UBS’s annual sustainability disclosure.

Swiss

law

requires

Swiss

companies

to

achieve

net-zero

greenhouse

emissions

in

their

own

operations

by

2050.

This
requirement is

integrated into

the firm's

methodologies and

approaches. Adherence

to these

requirements is

primarily
driven by

three

GEB

members:

the

GEB

Lead

for

S&I,

along

with risk

teams

led by

the

Group

Chief

Risk

Officer,

and
compliance teams under

the Chief Compliance

and Governance Officer,

and is

considered in the

annual GEB performance
assessments.

UBS considers

the performance

assessments

in determining

the

performance

award decisions.

However,
there is no direct link between

senior management compensation and

specific climate goals. In

line with Swiss law, and
as set out in this report, UBS has announced a climate plan to achieve net zero by 2035 across its own operations (scope
1 and 2), well ahead of the 2050 deadline.
›
Refer to the “Supplement to Governance”

section of the Supplement to the UBS Group Sustainability

Report 2024, available at
ubs.com/sustainability-reporting
, for additional information about our sustainability

governance
In 2024, to further support our

evolved S&I strategy, we revised our

GSI governance structure and internal forums,

which
now comprise the GSI Business Development & Client Forum

(the GSI BDCF) and the GSI Execution Forum (the GSI

EF).
GSI Business Development & Client Forum

The GSI

BDCF is

established under

the authority

of the

GEB Lead

for S&I.

The forum

is focused

on client,

product and
impact approaches in relation

to the overall UBS S&I implementation

activities, together with the

business divisions. The
GSI BDCF is the most senior administrative body overseeing

the Group-wide S&I activities.

GSI Execution Forum
The GSI Execution

Forum reports to the

GSI BDCF and

is established under

the authority of

the GSI COO

to help discharge
their role and responsibilities. The forum is responsible for the oversight of the front-to-back operating environment

and
for the implementation of the Group-wide S&I strategy

through Group-wide strategic objectives

and outcomes.
Other senior management roles with Group-wide sustainability responsibilities
Chief Risk Officer Sustainability
Our management of

sustainability and climate

risk is steered

at the GEB

level. Reporting to

the Group

CEO, the

Group
Chief

Risk

Officer

is

responsible

for

developing

and

implementing

control

principles

and

an

appropriate

independent
control framework

for sustainability

and climate

risk within

UBS, together

with integrating

it into

the firm’s

overall risk
management and risk

appetite frameworks.

The Chief

Risk Officer Sustainability supports

the GEB by

providing leadership
on sustainability risk in collaboration with business divisions and

Group functions.

GSI Chief Financial Officer
The GSI

Chief Financial

Officer

(the GSI

CFO) is

the primary

lead on

sustainability topics

for the

Group

Chief Financial
Officer

(the

GCFO),

working

closely

with

the

Group

Controller

and

the

GEB

Lead

for

S&I.

The

GSI

CFO

oversees

the
external

sustainability

disclosures

and

associated

requirements

in

partnership

with

Group

Legal,

Group

Compliance,
Regulatory and Governance, Group

Risk and GSI.

The GSI CFO

additionally ensures that UBS operates

an effective control
environment, underpinning our sustainability disclosures

and reporting processes.

Sustainability Report 2024
| Governance

Head of Group Compliance, Regulatory & Governance (GCRG)

Sustainability
The Head

of GCRG Sustainability

is responsible

for the

integration of

ESG requirements

into the UBS

non-financial risk
framework

and

non-financial

risk

appetite

objectives

in

line

with

firm-wide

standards

as

part

of

the

broader

GCRG
mandate. GCRG

is respon

sible for

developing

the Group’s

risk management

and control

framework

for non-financial
risks

(compliance

risk,

operational

risk

control

and

financial

crime

prevention).

The

GCRG

function

provides

ongoing
monitoring of the adequacy

of our control

environment for

these risks and drives

the review

and, where necessary,

the
required adaptations to our internal frameworks to ensure that our independent control and oversight capabilities evolve
in line with emerging regulations and changes across

business activities.
Head of Sustainable Finance Legal
The Head

of Sustainable Finance

Legal is

responsible for the

ongoing delivery of

legal advice

to the CSO,

business divisions
and Group

functions

in relation

to sustainability

matters. The

Sustainable Finance

Legal (SFL)

team acts

as a

center of
excellence fully

dedicated to

sustainability-related

legal risks

and opportunities.

This includes,

but is

not limited

to, the
interpretation of and provision of support

for the implementation of sustainability-related laws and

regulations in the EU,
the

UK,

Switzerland

and

Asia

Pacific,

and

regional

and

global

international

standards

applicable,

in

particular,

to
sustainable

products,

services

and

activities.

In

addition,

SFL

monitors

the

regulatory

developments

in

the

space

of
greenwashing

along with

sustainability-related

disputes (including

regulatory

enforcement

actions), human

rights

and
environmental due diligence regimes across

the globe.
Key sustainability topics
Climate program
The

climate

program

coordinates

the

implementation

and

execution

of

our

ambition

to

support

our

clients

in

the
transition to a low-carbon world and embed considerations of climate change risks and opportunities in our firm for the
benefit of our

stakeholders. It does so

in line with

UBS’s fiduciary responsibilities and

includes members from the

business
divisions and

Group

functions. As

part of

the program,

our in-house

environmental

management is

steered

by Group
Real Estate and Supply Chain (GRESC).

›
Refer to the “Assurance and certification” section

of the Supplement to the UBS Group Sustainability

Report 2024, available at
ubs.com/sustainability-reporting
, for information about our application of the environmental management standard ISO 14001

Other key sustainability topics

Human rights
As our Human

Rights Statement articulates, the

governance outlined above also

applies to our

commitment to respecting
internationally recognized human rights across UBS globally.
›
Refer to our Human Rights Statement, available

at
ubs.com/sustainability-reporting , for more information

Sustainability Report 2024
| Governance

Business conduct and corporate culture
In our Code of Conduct and Ethics

(the Code), the Board of Directors (the

BoD) and the Group Executive Board (the

GEB)
set out

the

principles and

practices

that define

our ethical

standards and

the way

we do

business,

which

apply

to all
aspects of our business. The

Corporate Culture and Responsibility

Committee (the CCRC) of

the BoD is also responsible
for conducting the annual

review process for the

Code and for proposing

amendments to the

BoD. This review process
includes a prior review

of the Code by

the GEB and

is led by the

Group CEO. In undertaking

this assessment, it reviews
stakeholder concerns and

expectations pertaining to

the societal performance

of UBS and to

the development of UBS’s
corporate culture.
›
Refer to the Code of Conduct and Ethics of

UBS, available at
ubs.com/code , for more information
Principles for identifying, preventing, escalating and managing conduct risks are established in the Group-wide Conduct
Risk Management Framework.

These principles are

aligned to the

Code and the

Group-wide escalation framework

and
include:

–
our

strategy

and

business

model,

along

with

our

incentives

and

rewards,

which

are

designed

to

actively

manage
conduct risk.

Above all,

our culture

and our

Principles and

Behaviors are

the strongest

mitigant to

our exposure

to
conduct risk;
–
a review of relevant management

information,

which is critical to giving

a view of the risk

landscape and where risks
may be crystallizing;

–
policy,

appetite

and

governance,

which

are

key

components

of

our

conduct

risk

framework

and

contribute

to

its
sustainability.

Identifying actual or potential conduct risks is the responsibility of every UBS employee,

who must take appropriate steps
to identify and escalate

any actual or

potential conduct risks

they may see

in their day-to-day-activities

and have a

duty
to lead by example, role model UBS’s Behaviors and support

our risk culture of “see something, say something.”

Ongoing monitoring ensures the firm’s activities and those

of employees are monitored to detect issues with a potential impact on clients and markets and to detect individual cases of employee misconduct.

We are committed

to incentivizing the

right behavior by

establishing reward principles

and internal control

frameworks
to support adherence to internal and external standards, laws, rules and regulations.

Violations, whether it is

of our Code, UBS

policies or external laws, rules

or regulations, may result in

a disciplinary action,
up

to

and

including

dismissal.

Furthermore,

employees’

conduct

is

taken

into

account

in

year-end

performance

and
reward decisions.

We have a

global mandatory training

module,

Conduct and Culture,

that educates

all UBS employees

on adherence

to
the three keys to success, understanding the Code, identifying conduct risk and how it can arise from within any part of
the organization, and culture and ethics.
Additionally, all employees must affirm annually

that they have read and

will adhere to the Code and other

key policies,
supporting a culture

where ethical and

responsible behavior is

part of our

everyday operations. By

following and affirming
the Code, we foster a culture

where responsible behavior is ingrained

in a way that protects our

clients, our people and
our reputation

and ensures

stability and

sustainable performance.

This safeguards

our ability

to create

lasting value

for
our shareholders, clients and societies.
Significant matters requiring immediate senior management

awareness and action are managed in accordance

with our
Group-wide

escalation

framework,

which

lays

out:

(i)

minimum

requirements

for

escalations;

(ii)

applicable

escalation
paths

for

distinct

governance

dimensions;

and

(iii)

the

interplay

between

governance

dimensions.

The

framework

is
complemented by relevant

divisional / functional

/ legal entity

/ local annexes

detailing specific escalation

requirements,
which outline

taxonomies, thresholds, processes and protocols. The framework does not replace day-to-day information
exchange, decision-making mechanisms or

regular reporting. As

such, the escalation framework

does not replace

existing
governance, line management,

any of the

existing monitoring /

reporting requirements

or regular risk

assessments that
may result in the need to report and follow up.
The

firm

has

a

global

Whistleblowing

Protection

for

Employees

Policy

and

framework,

with

established

internal
whistleblower

reporting

channels,

including

hotlines

and

an

online

platform,

where

the

whistleblower

can

remain
anonymous if preferred.
All

employees

are

required

to

complete

mandatory

Speak

Up

training

every

two

years,

with

new

joiners

required

to
complete

it

upon

onboarding.

This

training

aligns

with

the

Whistleblowing

Protection

for

Employees

Policy,

raising
awareness of available

reporting channels. Throughout the

year, there are

activities such as

communication from the GEB,
newsletters, whistleblowing campaigns and regular employee surveys, aimed at encouraging employees to speak up and
raise awareness with regard to the various whistleblower

reporting channels that can be used to raise concerns.

Sustainability Report 2024
| Governance

For staff

receiving whistleblowing

reports, there

are procedures

and guidance

on handling

such reports

to ensure

each
whistleblowing

concern

is

taken

seriously

and

investigated.

Whistleblowing

reports

made

through

the

dedicated
whistleblowing channels

(hotlines and

online platform)

are received

and appropriately

triaged by

the relevant

Regional
Head of Investigations and their delegates (selected

investigators in their team),

who are trained on how to handle such
whistleblowing reports.
There are controls

and processes in

place to check

for potential retaliation

against known whistleblowers.

For example,
if a whistleblower is potentially

at risk of redundancy,

this individual is flagged

to the Investigations Operating

Group to
assess whether the redundancy decision is made independently of the whistleblowing.
Our framework and

Group Investigations Policy define

clear roles and responsibilities,

including reporting requirements,
for ensuring accurate and complete quarterly reporting to

the BoD and the GEB, as well as to regulators.

Our Group

Investigations function

is responsible

for delivering

and overseeing

all investigations,

including incidents

of
corruption and bribery.

These must be conducted

and governed in a

way that ensures the

investigations are independent,
objective

and

reliable

as

defined

in

our

Group

Investigations

Policy,

which

governs

the

conduct

of

all

investigations,
including

whistleblowing

investigations.

Roles

and

responsibilities

in

the

overall

Group

Investigations

framework

are
defined at two levels: (i) cross-functional governance

bodies that have responsibilities across the investigations

portfolio;
and (ii) prescribed roles and responsibilities over certain individual investigations.

Policy effectiveness

is assessed

through our

non-financial risk

framework. All

policies are

accompanied by

controls that
are

designed

to

prevent

non-financial

risks

from

materializing,

ensuring

UBS

operates

within

its

risk

appetite.

These
controls are

regularly evaluated

for both

design and

operational effectiveness.

Should the

firm operate

beyond its

risk
appetite or if a non-financial risk event occurs, corrective actions are taken to return to within the defined

appetite. This
may involve remediating deficient controls, adjusting risk tolerance, modifying the firm’s risk profile or accepting the

risk.
Independent assurance processes are in place to promptly

identify and address heightened non-financial risks.
Non-financial risks are regularly reported to the

GEB and the BoD. The

BoD oversees UBS’s risk management and culture,
approving the risk management

and control framework

of the Group. The

GEB, acting as

the risk council,

holds overall
responsibility

for

establishing

and supervising

the

implementation

of risk

management

and control

principles,

and

for
managing the

Group’s risk

profile as

determined by

the BoD

and the

Risk Committee. Monthly

reports summarize relevant
changes to the firm’s risk profile

and the Annual Non-Financial

Risk Report highlights the identified

key risk themes and
activities undertaken to manage related exposures.

Sustainability Report 2024
| Governance

Combating financial crime
The GEB

oversees our

efforts to

combat money

laundering, corruption

and terrorist

financing. Our

first line

of defense
owns

the

anti-money-laundering

(AML)

and

terrorist-financing

risk

front

to

back

for

its

respective

clients

and

their
activities and has the primary responsibility for managing that risk. Dedicated staff in our second line of defense support
the organization

in developing,

maintaining and

implementing Group

financial crime

programs,

including control

and
oversight.

Our

third

line

of

defense

is

the

reinforcement

component

led

by

Group

Internal

Audit

and

independently
evaluates the financial crime control frameworks.

UBS complies

with applicable laws

and regulations

and is

committed to meeting

industry standards regarding

the effective
prevention

of money

laundering

and financing

of terrorism.

We

take

comprehensive

measures

to

prevent

and

detect
non-compliance with

laws and regulations

and do

not tolerate

or facilitate

criminal activity

or breaches

of the

letter or
spirit of applicable laws, regulations, rules and policies designed to prevent such activities.

We do not

engage in business

activities that present

unacceptably high levels

of money laundering,

fraud, sanctions or
corruption risk.

Additionally, we

do not

engage in

activities

that pose

risks that

cannot be

effectively managed

by the
existing

control

environment.

Although

it

is

not

possible

to

eliminate

such

residual

risk

entirely,

we

have

appropriate
policies, procedures, controls and processes in place to manage the relevant risks.
We assess

the money

laundering, fraud,

sanctions and

bribery and

corruption risks

associated with

all of

our business
operations annually against our control framework and take

action, where appropriate,

to further mitigate these risks.
Public-private partnerships
We are a founding

member of the

Wolfsberg Group, an

association of global

banks that aims to

develop standards for
the

financial

services

sector

to

prevent

financial

crimes,

such

as

money

laundering,

fraud,

corruption

and

terrorist
financing,

and

to

develop

industry

standards

for

know-your-client

(KYC)

due

diligence

and

ongoing

transaction
monitoring.

The Wolfsberg Group brings together banks from around

the world at its annual forum and regional outreach meetings focused on financial

crime topics. It

also delivers an

annual academy to

support the development of

junior Financial Crime
Prevention (FCP)

officers and

works on

guidance papers

in related

key areas

of financial

crime. UBS

is actively

involved
with this group.

We are a member of various

public-private partnerships operating globally that have been set up to foster closer working
relationships between financial institutions

and law enforcement, most notably

the Joint Money Laundering Intelligence
Taskforce operations group in the UK, which has worked

on a number of human trafficking and modern slavery cases.

Prevention and detection of corruption and bribery
Our

Group

Policy

Against

Bribery

&

Corruption

(ABC

Policy)

is

consistent

with

the

principles

of

the

United

Nations
Convention

against

Corruption.

Our

policy

sets

out

a

zero-tolerance

approach

to

bribery

and

corruption;

UBS

is
committed

to detecting

and

preventing

bribery

and corruption

and

requires

employees

and associated

persons

to do
business in a fair and transparent manner, in compliance

with the principles of the policy.

Every employee is responsible for the following:
–
compliance with

the UBS

Group’s zero-tolerance

approach to

bribery and

corruption and

the requirements

set forth
in the policy and related procedures;
– taking reasonable steps to detect and prevent bribery;
–
maintaining accurate books and records to fairly reflect

employees’

expenditure;

– reporting cases of concern or doubt to Financial Crime Prevention Anti-Bribery and Corruption (FCP ABC) or based on the Group’s Whistleblowing Protection for Employees Policy.

Delegated by

the Global

Head Financial

Crime Prevention

to Anti-Bribery

and Corruption

(ABC) Taxonomy

Owner, the
Global ABC Head, supported by

the specialized teams, is

responsible for establishing and maintaining

an ABC framework
and incorporating the

principles of the

policy as minimum

global standards.

To this end,

we have controls

in place

and
hold ourselves accountable for detecting, stopping and reporting bribery and corruption matters;

we do not tolerate any
form of corruption or bribery, including facilitating payments, nor do we offer or accept improper gifts or payments.
The ABC framework comprises: policy,

procedures, training and communications,

risk assessments, controls across all

key
risks areas, investigations

and incident management,

and monitoring and

assurance (including

independent audit). The
framework aligns

with globally

recognized standards

and laws,

rules and

regulations designed

to prevent

and mitigate
bribery and corruption risks

across all jurisdictions in

which we operate (e.g. UK

and US legal and

regulatory requirements
for ABC frameworks

,

including the UK

Bribery Act and

the US Foreign

Corrupt Practices

Act).
There is a

global team of
dedicated

anti-bribery

and

corruption

officers

responsible

for

setting

and

maintaining

the

framework

standards.

The
board

and

senior

management

set

out

the

ABC

policies

and

risk

appetite,

and

all

employees

are

accountable

for
compliance.

The

ABC

framework

includes

controls

across

all

key

risk

areas:

employees,

third

parties

(vendors

and
intermediaries),

charitable

and

political

donations

and

sponsorships,

hiring,

gifts

and

business

entertainment,

deals,
mergers and

acquisitions, and

client-related

ABC risk.

There is

regular control

testing to

ensure that

the program

and
controls are appropriately designed, operationally effective and adhered to in line with policy requirements.

Sustainability Report 2024
| Governance

Where corruption or

bribery incidents arise,

these are identified

through controls monitoring, self-declaration

or reporting
(e.g.

through

the

whistleblowing

mechanism)

or

through

ongoing

due

diligence

or

risk

assessments.

Each

incident

is
assessed for

severity

and impact

,

with senior

management

involved

for

the

more

serious

incidents.

Incidents

that

are
breaches of the Group’s

policies, including the

ABC Policy, are dealt

with in line with

the Employee Incidents Policy

and
framework and may result in disciplinary action, including

dismissal, in serious cases.
The ABC

risk appetite

of the

UBS Group

(including business

division appetite

and significant

Group

entity appetite)

is
defined within the

Anti-Bribery and

Corruption Risk

Appetite Statement

(RAS), which is

governed by the

Non-Financial
Risk Framework Policy and aims to

define the risk appetite of the firm

in relation to bribery and corruption risks.

The ABC
RAS is subject to annual approval and review by the Board

of Directors (the BoD).
Inherent risks for bribery and corruption

within the organization are not dissimilar to

those faced by other multinationals;
specifically, third-party risk, employee insider threat risk and client risk. The organization has a robust framework in place to monitor and mitigate the risk of bribery or corruption arising through such inherent risk sources across all levels of the organization.

Specifically,

the framework includes

controls coverage of

functions where such

inherent risk is

more likely
to

arise,

such

as

those

functions

and

teams

that

actively

engage

with

clients

and

third

parties

and

those

involved

in
employee hiring

(i.e. business

first-line

teams and

third-party

and employee

management

functions).

Additionally,

the
framework and policy are applicable to all employees, including executive-

and board-level management.
The

Group

Investigations

team,

including

investigators

and

the

investigations

committee,

are

independent,

with

a
separate reporting line to the ABC framework and team

management. This allows for fair and independent investigation of both internal or external concerns relating to bribery or corruption.

The effectiveness

of the

ABC framework,

including incident

management reporting,

is subject

to frequent

and regular
updates at both first- and second-line management forums,

including up to the BoD. The reporting includes provision of qualitative and

quantitative risk

indicators, covering

both inherent

and control

risk. When

a threshold

is exceeded,

this
may indicate an increased

risk of bribery and

corruption. Assessment of

these risk indicators on

a regular basis prompts
the identification of

excess(es) of the

thresholds under the

program’s risk appetite

assessments, which will

trigger a review
of whether (further)

action is deemed necessary

at a divisional /

entity and / or

Group level to avoid

undue risk, thereby
focusing on staying within the overall ABC risk appetite.

The

ABC

Policy

is

translated

into

multiple

languages

and

is

accessible

to

all

employees

through

our

internal

policy
repository and relevant

intranet ABC site.

There is mandatory

training for all employees

on the policy requirements

(see
details

below

for

further

information

on

training

provision

under

the

ABC

framework).

Furthermore,

an

annual
declaration and commitment to this

policy is required from all

UBS staff, including a statement of

compliance with regard
to any past or current bribery-

or corruption-related incidents.

In 2024, all employees

of UBS, including

its senior management

and governance bodies,

received adequate training

on
financial crime prevention

matters, which covers

AML / KYC, sanctions,

fraud and anti-corruption.

All staff are required
to complete the Global Financial Crime Prevention refresher

module on an annual basis. The frequency for each training
course is specified by the course owner (onetime, annual, bi

-annual).

ABC training is mandatory for

all UBS Group employees, including

the GEB and the BoD, and

is rolled out on an annual
basis.

All

new

joiners

are

required

to

complete

a

more

substantial

training

course

within

30

days

of

joining,

then

all
employees are

required to

complete an

annual refresher

training course

within 60

days of

rollout (with

a test

score of
80% required

to pass

). The

training covers

the

full ABC

Policy and

framework,

including topics

on risk

identification,
assessment and escalation of bribery and corruption.
Additional

targeted

training

is

delivered

online

or

in

person

to

selected

functions

on

specific

financial

crime

risks
associated with the business lines or activities they are involved in, as needed.

Web-based training modules are regularly

updated to address compliance issues,

including financial crime standards, and
to incorporate learning from both internal and external events and geopolitical developments.

Onboarding and ongoing monitoring
UBS performs risk-based

initial due diligence

on all customers,

which is designed

to establish their

identity and ownership,
the

nature

of their

business

activities,

and the

source(s)

of their

wealth

and funds.

This includes

formal

processes

for
mitigating the

risk of

impersonation

fraud in

circumstances

where

we are

not doing

business on

a face

-to-face

basis.
Where the client represents a

potentially elevated risk according to

the Group AML &

KYC Policy, enhanced due diligence
is performed.

We do not establish

or maintain relationships with

parties when the KYC

information cannot be

sufficiently established
or where

we have

reason to believe

the party

has or intends

to use

UBS products

or services

for illicit

activities. We

do
not

open

accounts

for

relationships

that

do

not

meet

our

standards

or

that

pose

unacceptable

financial

crime

or
reputational risks for the firm.
After a

client onboarding is

completed, ongoing

due diligence

and name

screening are

performed during

the life

cycle
of the client

relationship. Clients

are subjected

to regular

risk rating and

client activities

and transactions

are subject

to
AML transaction monitoring. In addition, ongoing periodic KYC reviews are conducted with varying frequency, driven by the client risk rating.

Sustainability Report 2024
| Governance

Our Group AML & KYC Policy sets

out the process and criteria relating to the

identification, senior management sign-off,
periodic

review

and

ongoing

monitoring

of

clients

deemed

to

be

Politically

Exposed

Persons

(PEPs),

along

with

other
customers who have links with jurisdictions or industries

that pose elevated levels of financial crime risk.
We apply

KYC rules

and use

advanced technology

to help

identify suspicious

transaction patterns

and compliance

risk
issues. We continue

to invest in our

detection capabilities and

core systems as

part of our FCP

program. Red flags

must
be referred to

FCP if any

UBS staff become

aware of potentially

suspicious activities

during the client

life cycle

and this
may result in

investigation, suspicious

activity report

filing and

/ or client

exit, as

appropriate. When

a UBS

employee is
suspected of

or identified as

acting or

failing to act

in accordance

with applicable

laws or

regulations

or in

violation of
UBS policy,

we escalate

this to

Group Investigations

for further

assessment under

the Group

Investigations Policy.

Our
Group Investigations Policy

defines clear roles

and responsibilities, including

reporting requirements, for

ensuring accurate
and complete quarterly reporting to the BoD and the GEB,

as well as to regulators.
We

adhere

to

the

global Financial

Action

Task

Force

standards

and

local

laws

and

regulations

with

regard

to

record-
keeping.

Our entire financial crime

framework is subject

to regular controls testing,

in both the first

and second lines of

defense,
which includes

a cycle

of regular

peer review

testing executed

by a

designated team

within the

Group’s FCP

function.
Additionally, our Group Internal Audit

team performs a rigorous cycle

of independent audit reviews

covering the financial
crime framework globally and cross-divisionally and we are subject to ongoing supervision by regulatory authorities in all the markets in which we operate.
Conduct and culture
The Code sets

out the principles

and commitments

that define

our ethical

standards and

the way we

do business. The
Code commits

all UBS

employees to

do whatever

we can to

combat money

laundering, fraud,

corruption and

terrorist
financing.

Additionally, the Code requires

that UBS employees do

not help or advise

our clients, or

any other party, to

evade taxes
or misreport taxable income and gains.

It also states that we should not contract

with third parties who provide services
for UBS or on our behalf, where those services help others

improperly evade taxes.
›
Refer to the Code of Conduct and Ethics of

UBS, available at
ubs.com/code , for more information

Sustainability Report 2024
| Strategy

Strategy
Our sustainability and impact strategy
We are guided by

our ambition to be

a leader in sustainability.

This is reflected in

our vision to be

the bank for the

next
generation. To

help us realize

that vision,

our sustainability

and impact

strategy is

based on

three overarching

strategic
pillars: Protect, Grow and Attract, representing a natural evolution in our strategic approach.

Sustainability and impact vision: the

bank for the next generation
Protect
Manage our business in alignment with our
sustainable, long-term Group strategy and
evolving standards.
Grow
Embed an innovative sustainability and impact
offering across all our business divisions.
Attract
Be the bank of choice for clients and employees.
Protect
As part of our continued commitment

to protect our clients’ assets and

those of our firm, we

are focused on managing
our

business

by

aligning

to

the

sustainable

long-term

Group

strategy

and

evolving

standards.

We

maintain

a

strong
control and risk

framework, as

well as a

robust sustainability

data strategy,

to support

our risk management

processes,
regulatory requirements and product offerings.
›
Refer to the “Environment” section of this report for

more information about our decarbonization approach and

efforts
›
Refer to the “Managing sustainability and climate

risk” section of this report for more information about our

sustainability and
climate risk management approach

Grow
We continue to expand

our sustainability and

impact offerings across

all business divisions

to meet our clients’

evolving
needs. For

example,

we

identify and

offer

innovative

sustainable

financing

and investment

solutions, with

the

aim to
support our clients through the world’s transition to a low-carbon economy.

To facilitate this, we established a dedicated
Group Sustainability

and Impact

(GSI) Business

Development &

Client Forum

(the GSI

BDCF) under

the authority

of the
Group Executive Board (the GEB) Lead for Sustainability

and Impact, focused on client, product and impact approaches.
›
Refer to the “Governance” section of

this report for more information about the GSI BDCF
›
Refer to the “Supporting Opportunities” section

of this report for more information about our innovative

sustainability and
impact offering
Attract
We aspire

to be

the bank

of choice

for clients

and employees

alike, maintaining

top quartile

sustainability ratings

and
positioning UBS as the go-to employer through our engagement and education programs. In 2024, our MSCI

AA rating
was

reaffirmed
1

and we

increased

our S&P

Global Corporate

Sustainability Assessment

(CSA) score

to

72,
2

compared
with 69 in 2023.
›
Refer to the “Social” section of this report for more

information about UBS’s employees and its philanthropic activities
1

Source: MSCI ESG Ratings & Climate Search Tool, UBS Group AG ESG Rating 2024
.
2

Source: S&P Global, UBS Group AG 2024 CSA Score as of March 2025, out of a maximum of 100.

Sustainability Report 2024
| Strategy

Our key aspirations and progress

We work with a long-term focus on providing appropriate

returns to our stakeholders in a responsible manner.
We are

committed to

providing transparent

aspirations, goals

and targets

and reporting

on the

progress made

against
them. This table provides an overview, with more detailed

information provided throughout this report.
Ambitions Topics Our aspirations, goals or targets
Progress in 2024

1. Protect Climate
Lending sector decarbonization targets have been established to
address our financed emissions by aligning specified sectors to
decarbonization pathways.
1
Reduce emissions intensity associated with UBS in-scope lending by 2030 from 2021 levels for:
– Swiss residential real estate by 45%;
– Swiss commercial real estate by 48%;
–
power generation by 60%;
– iron and steel by 27%; and
– cement by 24%.
Reduce absolute financed emissions associated with UBS in-scope lending by 2030 from 2021 levels for:
– fossil fuels by 70%.
Calculated progress against pathways for lending sector
decarbonization targets.
2
Changes in emissions intensity associated with UBS in-scope

lending
(end of 2023 vs 2021 baseline):
– Swiss residential real estate reduced 11%;
– Swiss commercial real estate reduced 9%;
–
power generation reduced 33%;
– iron and steel reduced 20%; and
– cement reduced 3%.
Changes in absolute financed emissions associated with UBS

in-scope
lending (end of 2023 vs 2021 baseline):
– fossil fuels reduced 80%.
Reduce our scope 1 and 2 emissions to net zero by 2035 (90%
reduction of scope 1 and net scope 2 emissions by 2035

vs 2023
baseline, neutralizing the remaining 10% with high-quality carbon removals).
Scope 1 and net scope 2 emissions reduced 35% vs 2023

baseline.
Reduce our absolute energy consumption by 35% by

2030 vs
2023 baseline.

Absolute energy consumption reduced 10% vs 2023

baseline.

Achieve 100% renewable electricity aligned to RE100 in markets where feasible by 2026.
Achieved 99.8% renewable electricity aligned to RE100.
Environment Paper: Use 100% recycled and Forest Stewardship Council (FSC)
paper for our operations by 2025.
Reached 49.9% share of recycled and FSC paper in our operations in
2024.
Waste: Achieve 60% recycling ratio for our office waste by 2025. Achieved 52.9% recycling ratio in 2024.
Water: Reduce water consumption by 5% by 2025 vs 2019
baseline.
Water consumption reduced 8% vs 2019 baseline.
2. Grow Market
opportunities
Embed an innovative sustainability and impact offering across all
our business divisions.
Increased sustainable investing invested assets to USD 296bn

(2023:
USD 282bn).
3
Facilitated 96 green, social, sustainability or sustainability-linked
(GSSS) bond transactions globally against our target of 100 (2023:
102).
4
The total on-balance sheet drawn exposure of sustainable loans granted to corporate and institutional clients booked on the UBS
Switzerland AG platform amounted to USD 2.0bn as of end 2024
(excluding mortgages).
5
Supporting our clients to achieve their sustainable investing goals:
20% of Asset Management’s fund offering globally will be
sustainable-investing products, providing choice for clients.
As of end 2024, 23.4% of Asset Management’s fund offering
consisted of sustainable-investing products.
6

Sustainability Report 2024
| Strategy

Ambitions Topics Our aspirations, goals or targets
Progress 2024

Social
impact and
philanthropy
Raise USD 1bn in donations to our client philanthropy foundations and funds (cumulative for 2021
-
2025).
Achieved a UBS Optimus Foundation donation volume of USD 366m in 2024 (2023: USD 328m), totaling USD 1.1bn since 2021,

thus
surpassing our goal (all figures include UBS matching contributions).
7
Reach 26.5 million beneficiaries by 2025 (cumulative for 2021–
2025).
Reached 7.4 million beneficiaries in 2024 (2023:

7 million)
8

and
25.9 million beneficiaries across our social impact activities since
2021.
9
3. Attract Bank of
choice
Maintain top quartile position in key ESG ratings by the end of
2026.
Achieved top quartile position vs direct peers as defined in

UBS
compensation report in:
– MSCI: AA rating, “Leader” in industry group;
– S&P Global Corporate Sustainability Assessment: Score of 72.
Constituent of the Dow Jones Sustainability Indices (DJSI);
– CDP: A– rating. Included in the leadership band.
Cautionary note:
We have developed

methodologies that we

use to set

our climate-related targets

and identify climate-related

risks and that

underly the metrics

that are disclosed

in this report.

Standard-setting
organizations and

regulators continue

to provide

new or

revised guidance

and standards,

as well

as new

or enhanced

regulatory requirements

for climate

disclosures. Our

disclosed metrics

are based

upon data
available to us, including estimates

and approximations where actual or specific

data is not available.

We intend to update our disclosures

to comply with new guidance and regulatory

requirements as they become
applicable to UBS. Such updates may result in revisions to our disclosed metrics, our methodologies and related disclosures, which may be substantial, as well as changes to the metrics we disclose.
1
Our climate transition plan does not cover all our business activities. We may add ambitions for additional scope 3 activities over time and on a best-efforts basis based on the availability of appropriate measurement frameworks and data,

and the materiality

of the relevant

activity to UBS.

We will continue

to publicly disclose

our progress on

an annual basis

and, while we

continue to take

steps to align

our in-scope business
activities with the ambitions set out above, it is important to note that progress toward our targets may not be linear. We regularly review our targets and update our disclosures in line with new or enhanced

regulatory
developments, evolving best practices for the financial sector and climate science. Such reviews may lead us to revise previously agreed voluntary commitments,

metrics and methodologies. Metrics are based on gross
lending exposure

consisting of

total on-balance

sheet loans

and advances

to customers

and off-balance

sheet guarantees

and irrevocable

loan commitments.

Refer to

the “Basis

of preparation”

section of

the
Supplement to the UBS Group Sustainability Report 2024, available at ubs.com/sustainability-reporting for more information about exclusions and parts of the value chain within sectors covered by metrics and targets.

2
Refer to the “Environment”

section of this report

for further information. The

inherent one-year time lag

between the as-of date

of our lending exposure

and the as-of date

of emissions can be

explained by two
factors: corporations disclose their emissions in annual reporting only a few months after the end of a financial year, and specialized third-party data providers take between 12 and 18 months to collect disclosed data and make it available

to data users.

Consequently, the

baselines for our decarbonization

targets are calculated based

on year-end 2021

lending exposure and 2020

emissions data. Our 2023 emissions

actuals are
based on year-end 2023 lending exposure and 2022 emissions data. For asset financing (i.e.

real estate) there is no time lag, and exposure and emissions actuals refer to the same year.

3
The figures do not include
invested assets classified

under the Credit

Suisse sustainable investment

framework but include

invested assets of

Credit Suisse portfolios,

which have been

migrated onto UBS

platforms and vetted

against UBS’s
sustainable investing policies or merged with existing UBS sustainable investing portfolios. This process is being carried out in waves and will continue until at least the end of 2025. The 2023 figure has been restated.
For more information, see the “Supporting Opportunities”

section of this report.

4
These metrics include transactions meeting the

UBS Sustainable Finance Guideline, as described

in the ”Sustainability and climate
risk policy framework“

section of the

Supplement to this

report, available at

ubs.com/sustainability-reporting.

5
Loans booked on

the Credit Suisse platform

are not in

scope of this

metric. As Credit

Suisse loans
migrate to the UBS infrastructure, a due

diligence against the UBS Sustainable Product

Guidelines framework will be performed.

6
Measured over a three-year rolling

period. The scope includes UBS Asset

Management
sponsored and

managed traditional

and alternative

funds. Mandates,

White Label,

UBS Asset

Management single

investor and

feeder funds

are excluded.

As of

2024, products

managed by

Credit Suisse

Asset
Management that are categorized in accordance with

the legacy Credit Suisse sustainable investing framework

are within the scope of the total

number of funds but not the total number

of UBS Asset Management
sustainable investing funds.

They will

only be included

once migrated

onto UBS Asset

Management product

shelves, i.e.

once corresponding

data has

been onboarded to

UBS systems,

they are

fully meeting

the
requirements of UBS’s

Group Sustainable Investing

Policy, and

are classified as

a UBS sustainable

investing product. This

process is being

carried out in

waves and will

continue at least

until the end

of 2025.

7
Figures provided for the UBS Optimus Foundation

are based on unaudited management accounts and information

available as of January 2025. Audited

financial statements for UBS Optimus Foundation entities

are
produced and available per local market

regulatory guideline.

8

Figures prior to 2024 exclude beneficiaries

reached through Credit Suisse-led programs.

9
Some of the beneficiaries reached were due to

activities
funded through mandatory contributions

required in India and

South Africa due to

respective corporate social

responsibility laws. The

cumulative reported figure does

not represent unique beneficiaries.

Where the
same individual was enrolled in a program in the previous year,

they are still counted in the following year as they are considered to have received different levels of support over the period.

Sustainability Report 2024
| Environment

Environment
Our climate transition plan
We have drawn

up a climate

transition plan, including

our overarching climate approach,

along with specified

key policies
and principles, targets

and actions. This

transition plan

has been approved

by the Corporate

Culture and Responsibility
Committee (the CCRC) of the Board of Directors and is included in our annual objective-setting process for sustainability and impact matters.
›
Refer to the “Governance” section of

this report for more information about our sustainability

and climate governance and our
objective-setting process, and to “Key policies and principles”

in the “Appendix 1 – Governance”

section of this report for more
information about our sustainability-

and climate-related key policies and principles
Our climate approach
Our climate approach is guided by our climate ambition and

its underlying key objectives.
Our climate ambition
We will support our clients in

the transition to a low-carbon world

and embed considerations of climate change risks

and
opportunities into our firm for the benefit of our stakeholders,

now and in the future.
Our key objectives
Supporting our clients’ low-carbon transition
–

Mobilizing capital toward an orderly transition to a low-carbon economy.
–

Aligning our in-scope lending activities to the objectives

of the Paris Agreement.
–

Supporting the transition of our financing and investing

clients to low-carbon and climate-resilient business models

.
–

Embedding climate considerations into our financing, investment and capital markets offering.
Reducing our climate impact
–
Minimizing our own operational footprint and utilizing resources in an efficient and sustainable way.
–
Measuring and managing our travel footprint, including reducing air-travel-related emissions.
–
Interacting with our suppliers on emissions reductions and

managing our supply chain responsibly.
Managing the risks of climate change to our business
–
Identifying, measuring, monitoring, managing and reporting

sustainability and climate risks.
–
Applying our sustainability and climate risk policy framework

.
–
Further integrating

sustainability and

climate risk

regulatory requirements

into financial risk

management and

stress-
test frameworks.
– Ensuring that the sustainability and climate risk policy framework is integrated into our Group- and organization-wide activities.
Our climate approach

is aligned to

our sustainability and

impact strategy, which

is based on three

overarching strategic
pillars: protect, grow and attract. In relation to our climate approach, our strategic ambition manifests as:
– Protect

our

business

by

managing

climate

risks

and

supporting

our

clients’

low-carbon

transition

to

protect

their
assets.
– Grow

our business by embedding an innovative UBS climate

transition offering across all business divisions.
– Attract

and be the bank

of choice for clients and

employees by being recognized

as a leader

in climate, and leading
by example in our own operations.
›
Refer to the “Strategy” section of this report for more information about the sustainability and impact strategy

Sustainability Report 2024
| Environment

Our climate-related targets
By 2050, the

global economy

aims to transition

to net

zero. For

example, across

our own

operations (scopes

1 and 2),
UBS plans to achieve net zero by 2035, well ahead of 2050.

We have defined the following targets:
Scopes 1 and 2:

Reducing our scope 1 and 2 emissions to net zero by

2035.
1
Scope 3:
Addressing our financed emissions by aligning specified

sectors to decarbonization pathways.
2
In 2024, we have updated our climate targets to consider

the following:
–
alignment with upcoming regulatory requirements and market

standards;
–
a review of the combined organization, reflecting the current state of planning within the firm; and
–
ongoing macro-developments in public policy and climate science projections across the sectors in which we operate.
Our climate-related targets have been set based on

the methodologies, data and assumptions currently in use. Following a review of our own operations target

for scopes 1 and 2 (as disclosed in the

UBS Group Sustainability Report 2023)

for
the integrated

organization, we

have set

a new

1.5°C-aligned scope

1 and

2 net-zero

target to

be achieved

by 2035.
The target reflects

our enlarged corporate

real estate portfolio

following the acquisition

of the Credit Suisse

Group and
considers the latest definition of a “net-zero target” in the

Corporate Sustainability Reporting Directive (CSRD).
3
We

remain

committed

to

our

lending

sector

decarbonization

targets

to

address

our

financed

emissions

in

specified
sectors. All these targets

are 1.5°C-aligned except

for targets for Swiss

residential real estate

and Swiss commercial real
estate, which

are aligned

to a

below-2°C scenario.
4

In 2024,

we also

engaged EY

to perform

agreed upon

procedures
on

our

lending

sector

decarbonization

targets

to

assist

us

in

determining

whether

these

have

been

set

in

line

with
reference

scenarios

mentioned

and

informed

by

certain

requirements

taken

from

pertinent

global

standards

and
initiatives.
Our

Asset

Management

business

division

is

committed

to

supporting

our

clients

in

achieving

their

climate-related
investment

goals.

In

the

UBS

Group

Sustainability

Report

2023,

we

referred

to

the

target

set

by

Asset

Management
aiming, by

2030, to

align 20%

of UBS

AG Asset

Management’s total

assets under

management (AuM)

with net

zero.
Given

the

integration

taking

place

within

Asset

Management,

we

are

reviewing

the

legacy

target

set

prior

to

the
acquisition

of the

Credit

Suisse

Group,

taking

into

account

all

AuM

of the

combined

businesses.

Therefore,

we

have
withdrawn the target. We remain committed to supporting the Paris Agreement climate goals in line with global efforts.
We recorded USD 64.4bn of

total assets as having a

net-zero ambition at the

end of 2024, compared with

USD 35.5bn
at the end of 2023.
We

regularly

review

our

targets

and

update

our

disclosures

in

line

with

new

or

enhanced

regulatory

developments,
evolving best practices for the

financial sector and climate science.

Such reviews may lead us

to revise previously agreed
voluntary commitments, metrics and methodologies.

Our

climate

transition

plan

does

not

cover

all

our

business

activities.

We

may

add

ambitions

for

additional

scope

3
activities

over time

and on

a best-efforts

basis based

on the

availability

of appropriate

measurement frameworks

and
data, and the materiality of

the relevant activity to UBS.

We will continue to publicly

disclose our progress on an

annual
basis and, while we continue to take steps to align our in-scope business activities with the ambitions set out above, it is
important to note that progress toward our targets may

not be linear.
Our priority is to support our clients in the transition to a low-carbon world, including their transition-financing needs. In the

area

of client

investments,

our ability

to

meet

our ambitions

depends

on

our obligations

to our

clients,

including
fiduciary duties as an investment manager and

on the terms of the mandates

agreed with clients. We continue to embed
sustainability

and

climate

considerations

into

our

operating

model,

leading

to

regular

adjustment

of

evaluation

and
decision-making frameworks, governance structures, control

and monitoring processes and underlying systems.
Our climate-related

ambitions and

targets

have a

critical dependency

on the

overall

progress

made by

all

sectors and
countries. Collaboration

across the

private and

public sectors

is required.

The decarbonization

of the

global economy,
emissions reductions by clients

and the realization of

our own targets and

ambitions all depend on

various factors outside
our

direct

influence.

Clear

guidance

from

governments

through

thoughtful

regulations,

policies

and

incentives,

the
development and scaling of key technologies and broader

changes in the behavior of society are needed.
1
Refer to the “Reducing our own environmental impact”

section of this report for details about our scope 1 and 2 net-zero target.
2

Refer to the ”Supporting our financing clients’ low-carbon transition”

section of this report for details about our lending sector decarbonization targets.
3

Definition of a net-zero target by

the CSRD: Setting a net-zero target at

the level of an undertaking aligned with

meeting societal climate goals means: (i) achieving a

scale of value chain emissions reductions consistent
with the abatement required to reach global net zero in

1.5°C pathways; and (ii) neutralizing the impact of any residual emissions (after approximately 90–95% of GHG emission reduction with the possibility of justified sectoral variations in line with a recognized sectoral pathway) by permanently removing an equivalent volume of CO
2
.
4

For Swiss real estate mortgage lending (commercial

and residential real estate), our targets are using

the percentage decarbonization rate implied by

the Energy Perspectives 2050+ ZERO Basis

scenario (below-2°C
scenario) as a minimum rate to

be followed. This scenario

is a representative, country-specific

pathway, reflective of

the government’s climate strategy.

It also informs Switzerland’s

decarbonization ambitions for real
estate as set out in the Swiss Climate and Innovation Act.

Sustainability Report 2024
| Environment

Our climate roadmap

Sustainability Report 2024
| Environment

Supporting our clients’ low-carbon transition
It is our priority to support our clients in the transition to a low-carbon world. To support this aim, we have defined a set of targets and actions related to our financing and investing activities,

which are outlined below.
Supporting our financing clients’ low-carbon transition
Our lending sector decarbonization targets
Lending sector decarbonization

targets for 2030

have been established

for Swiss real

estate mortgages (residential

and
commercial real

estate) and

for financing

of in-scope

activities in

the fossil

fuels (oil,

gas and

coal), power

generation,
iron and steel and cement corporate sectors.
Our

approach

to

target-setting

is

based

on

industry

guidance

and

our

calculation

methodology

is

based

on

global
standards

such

as

the

GHG

Protocol

Corporate

Accounting

and

Reporting

Standard

and

the

Partnership

for

Carbon
Accounting Financials (the PCAF).
Our 2030

targets

were

approved

and

are

continued

to

be overseen

by the

CCRC,

and are

managed

by the

business
divisions in collaboration with Group Sustainability and Impact (GSI)

and the Group functions under the leadership of the
Group Executive Board (GEB) Lead for Sustainability and Impact.

›
Refer to the “Climate-related methodologies – decarbonization approach for our financing activities” section of the

Supplement
to the UBS Group Sustainability Report 2024, available

at
ubs.com/sustainability-reporting , for more information about our target-setting methodology and full financed emissions

disclosures
›
Refer to the “Basis of preparation” section of the

Supplement to the UBS Group Sustainability Report

2024, available at
ubs.com/sustainability-reporting , for more information about our climate-related lending metrics

Sustainability Report 2024
| Environment

Decarbonization levers and key actions underpinning our lending sector decarbonization targets
To

underpin our lending sector decarbonization targets, we assessed the impact of two decarbonization levers. Through lever 1,

we assess

the effects

of our

clients’ disclosed

decarbonization

commitments

on our

future

expected portfolio
intensities. Lever 2 focuses on managing our portfolio to achieve the remaining required

intensity reductions.
In

addition,

we

identified

key

actions

relevant

to

both

levers,

outlining

how

we

support

our

clients

in

realizing

their
decarbonization

commitments

and how

we manage

our portfolio

toward achieving

our targets:

i) providing

products
and services;

ii) engaging

with clients;

and iii)

monitoring progress

against targets

through our decarbonization

control
framework.
Lever 1: Clients’ disclosed decarbonization commitments
To

understand

the

current

decarbonization

ambitions

of

our

clients,

we

conducted

a

review

of

our

clients’

currently
disclosed decarbonization commitments and transition plans. On this basis, we assessed the future potential aggregated reduction

of our

portfolio

intensities for

the power

generation,

iron and

steel and

cement sectors,

assuming that

our
clients realize their decarbonization commitments and transition plans. Through actions 1 and 2 outlined below, we aim
to support our clients in realizing their

decarbonization commitments.

Sustainability Report 2024
| Environment

We

recognize

that

our

clients’

realization

of

their

emission

reductions

has

dependencies

on

various

factors

and

that
financial

institutions

have

limited

direct

influence

over

clients’

transition

abilities

or

the

speed

at

which

the

transition
happens. We constantly track our clients’ progress toward their disclosed commitments and assess the influence of them
meeting their commitments on our own trajectories.
Lever 2: Portfolio management
To work toward the remaining required reduction of

our portfolio intensities

to realize our lending

sector decarbonization
targets,

we

aim

to

manage

our

portfolio.

This

can

be

done

at

the

business

selection

stage,

which

is in

line

with

our
sustainability risk

process.

It may

trigger enhanced

due diligence

for transactions

in carbon-intensive

sectors that

have
higher

climate-related

impacts

and

risks,

as

well

as

trigger

the

pre-deal

assessment

review

of

deals

against

our

set
decarbonization

thresholds.

It can

also be

done through

the exit

from

or maturity

of our

Non-core

and Legacy

loans,
which contribute

to the

adjustment of

our lending

exposure and

associated carbon

intensity.

Through actions

1 and

2
outlined below, we aim

to support our clients’ climate transition,

while action 3 allows us to track our performance

and
manage progress toward our

targets.
Although

we

continue

to

take

steps

to

align

our

in-scope

business

activities

with

our

decarbonization

targets,

it

is
important to note

that progress toward

our targets may

not be linear.

Our priority is

to support our

clients in the

transition
to

a

low-carbon

world,

and

their

transition-financing

needs.

Collaboration

across

the

private

and

public

sectors

is
required.

The

decarbonization

of

the

global

economy,

emission

reductions

by

clients

and

the

realization

of

our

own
targets and ambitions all depend

on various factors outside our

direct influence. Clear guidance by governments

through
thoughtful regulations, policies and incentives, the development and scaling of key technologies and broader changes in the behavior of our society are needed.
›
Refer to "Non-core and Legacy" in the "Our businesses"

section of the UBS Group Annual Report 2024,

available under "Annual
reporting" at ubs.com/investors , for more information
Action 1: Providing products and services
We

offer

sustainable

and

sustainability-linked

financial

advice

and

solutions

(advisory,

lending,

basic

banking

and
transition financing

solutions) to

support our

clients’ climate

transition. These

solutions can

be on-balance

sheet

(e.g.
green or sustainable loans and mortgages) or

off-balance sheet (e.g. access to debt

and equity capital markets). They can
also include transaction structuring.
For example, in Personal &

Corporate Banking, we offer

sustainability-linked loans (SLLs) to

incentivize the borrowers to
achieve their sustainability performance targets. Our SLL offering is open to eligible corporate clients from all sectors that
wish to reflect

their sustainability

ambitions in

their funding

strategy and

to benefit

from meeting agreed

sustainability
performance targets.

The SLLs have

specific sustainability-related

key performance indicators

that are agreed

with each
client.

We continue to develop and refine our sustainable finance

solutions and approaches on an ongoing basis.
›
Refer to the “Supporting Opportunities” section

of this report for more information about our sustainable

finance product and
service offering, and specifically to the “Personal &

Corporate Banking” section for more information about

our corporate client
business
Action 2: Engaging with clients
In 2024, to support

our review of

our clients’ disclosed decarbonization

commitments and transition

plans (lever 1), we
developed the

Company Transition Assessment Scorecard (CTAS). The CTAS was

designed to

support a range

of purposes
in the future, including

the support of our clients’

climate transition through

engagement. By understanding our

clients
better,

we aim

to work

alongside them

to assist

with their

climate transition

efforts. This

can include

encouraging the
disclosure of current emissions, setting

future decarbonization targets in line

with Paris Agreement-aligned pathways and
developing credible transition plans.
›
Refer to the “Supporting our climate approach: key

enabling actions” section of this report for

more information about the CTAS
Action 3: Monitoring progress against targets through our

decarbonization control framework
We

implemented

a

decarbonization

control

framework

to

track

our

performance

and

manage

progress

toward

our
lending sector decarbonization targets. This framework has

been approved at GEB level and

has been integrated into our
sustainability and climate risk policy framework.
For in-scope

sectors,

the

performance

and associated

changes

in

the

lending

portfolio

are

discussed

during

quarterly
performance reviews with business division representatives

(Global Wealth Management, Personal & Corporate

Banking
and the Investment

Bank) and our

sustainability and climate

risk unit. This

includes an analysis

of trends and

significant
changes in exposures,

emissions or criteria that

are deemed to influence

the target metrics. Possible

measures to be taken
by the business divisions are also discussed.
For

in-scope

corporate

sectors

for

which

decarbonization

targets

have

been

set,

we

have

established

a

pre-deal
assessment

process

to

review

the

impact

of

relevant

transactions

that

are

within

the

scope

of

our

lending

sector
decarbonization targets.

For each

in-scope sector,

risk tolerance

thresholds have

been defined

at business

division and
Group levels. An internal tool enables the business divisions to evaluate the potential impact of a new transaction on the
portfolio. An escalation process has

been put in place

should a transaction exceed these

thresholds. Transactions are then
also reviewed by

the business division

representatives and

can be further

escalated up to

GEB level if

required. The

risk
tolerance thresholds are

defined annually and the

utilization of the

agreed thresholds is monitored

on a quarterly

basis.
Relevant staff in the business divisions have been trained on these requirements.

Sustainability Report 2024
| Environment

Performance against targets and outlook
For the

in-scope lending

sectors for

which decarbonization

targets

have been

set, the

following sections

describe,

for
each sector:
– the scope of the target and relevance for our business divisions;
–
the progress

against the

sector

target

and the

indicative

trend

line,

including the

main

drivers for

the reduction

or
increase of absolute emissions / emissions intensity;
–
the impact of the

decarbonization levers and a description

of key actions taken,

where relevant (note that not

all levers
apply to all target sectors); and
–
a description of the key dependencies.

Our lending

sector decarbonization

targets have

a critical

dependency on

the overall

progress made

by all

sectors and
countries.

Swiss residential real estate
The

scope

of

the

decarbonization

pathway

for

residential

real

estate

lending

is

limited

to

our

financing

activity

in
Switzerland across Personal & Corporate Banking

and Global Wealth Management.
The required 45% reduction

to realize our 2030

target is slightly

more ambitious than

the decarbonization rate

implied
by the Swiss government’s Energy

Perspectives 2050+ ZERO Basis (EP

2050+) scenario for residential

buildings,

which is
44%.

For

the

target

scope,

this

scenario

is

a

representative,

country-specific

pathway,

reflective

of

the

government’s
climate strategy. The

EP 2050+ also informs

Switzerland’s decarbonization ambitions for real

estate as set

out in the

Swiss
Climate and Innovation Act.
As

at

the

end

of

2023,

our

estimated

emissions

intensity

for

the

portfolio

had

decreased

by

11%

against

the

2021
baseline,

with an

emissions

intensity

of

34.4

kg

CO
2
e

/

m
²

ERA

(Energy

Reference

Area).

The

reduction

was

primarily
driven by an increased share

of financed properties with

non-fossil-fuel heating. Our estimated

emission intensity is 1%
below the 2023 level of our indicative trend line to 2030

(34.8 kg CO
2
e / m
²

ERA).
To further decarbonize our real estate

portfolio in alignment with the Swiss

government’s decarbonization ambitions, we
remain dependent

on technical

advances and

concerted policy

action, for

example,

by incentivizing

improved building
efficiency and the use

of non-fossil-fuel heating systems. We

will continue to work

with the government and

our industry
peers to align on the required actions.
We remain committed to

doing our part and

supporting our clients in reducing

the emissions intensity of their

properties.
This includes raising the awareness of our existing and prospective clients regarding the climate impact of real estate and
helping our existing

clients decarbonize their properties

through renovations. For example,

we provide access

to an online
renovation journey and calculator

for owner-occupied real

estate,

enabling our clients to

work out expected

renovation
costs and

timelines, the

CO
2
e emissions

footprint and

the energy

consumption levels

before and

after renovation.

For
renovations or acquisitions

of energy-efficient properties, we offer preferential financial conditions to clients through our
UBS

Mortgage

Green,

UBS

Mortgage

Energy

and

UBS

Mortgage

Renovation

products.

In

2024,

our

partner

Norm
Technologies launched an

offering for our

new and existing

mortgage clients to

carry out a

tailored, digital energy

analysis
for them to gain an improved understanding of the climate

impact of their properties.
Swiss commercial real estate
The

scope

of

the

decarbonization

pathway

for

commercial

real

estate

lending

is

limited

to

our

financing

activity

in
Switzerland across Personal & Corporate Banking

and Global Wealth Management.
The required

48% reduction

required to

realize our

2030 target

is in

line with

the decarbonization

rate implied

by the
Swiss government’s EP 2050+ scenario for residential buildings and services, which is also 48%.
As at

the end of

2023, our

estimated emissions intensity

for the

portfolio had decreased

by 9% against

the 2021 baseline,
with an

emission intensity

of 28.5

kg CO
2
e / m ²

ERA. The

reduction was primarily

driven by

an increase

in the share

of
financed properties

with a

good-quality building

envelope that

reduces

heat loss.

Our estimated

emissions intensity

is
2% above the 2023 level of our indicative trend line to 2030 (28.0 kg CO
2
e / m
²

ERA).
To further decarbonize our real estate portfolio

in alignment with the Swiss government’s decarbonization

ambitions, we
remain dependent

on technical

advances and

concerted policy

action, for

example,

by incentivizing

improved building
efficiency and the use

of non-fossil-fuel heating systems. We

will continue to work

with the government and

our industry
peers to align on the required actions.
We remain committed to

doing our part and

supporting our clients in reducing

the emissions intensity of their

properties.
This includes

helping our

existing clients

to decarbonize

through renovations

and providing

the respective

financing. In
2024, we launched the UBS Loan Green,

which is designed for clients planning new low-energy constructions or energy-
efficient

renovations,

or

purchasing

energy-efficient

properties.

The

product

provides

tailored

financing

and
comprehensive expert advice and accepts various building

certifications.

Furthermore, in 2024, we teamed up with Wincasa, a leading Swiss property services provider, to launch a new advisory
solution, UBS Renovation Services, for investment property owners planning energy upgrades. The service offers tailored
analysis

of

the

renovation

potential,

a

detailed

feasibility

study

and

coordination

of

construction

planning

and
management through a network of specialized real estate

companies.

Sustainability Report 2024
| Environment

Fossil fuels (oil, gas and coal)
Our fossil

fuel portfolio

is concentrated

in a

small number

of corporate

clients in

the Investment

Bank and

Personal &
Corporate Banking with limited exposure from

Global Wealth Management.
As at the

end of 2023,

our estimated total

financed emissions for the

fossil fuels portfolio have

decreased by 80% against
the 2021

baseline,

accounting to

12.9 million

metric tons

of CO
2
e. From

2021 to

2022, there

was a

29% reduction,
primarily driven by an overall

reduction of the financed

portfolio and a significant

decrease in exposure to coal.

In 2023
our portfolio had a number of loans that were classified as non-core, and as of 31 December

2023, these loans were no
longer

held in

line

with the

strategy

of the

Group, primarily

driving

the

remaining

reduction.

Our estimated

financed
emissions are 76% below the 2023 level of our indicative

trend line to 2030 (54.6 million metric tons of CO
2
e).
With the remaining concentrated portfolio, we

would not expect the same

level of emission reductions over

the next few
years. Achieving our target requires collaboration

across the private and public

sectors due to the reliance on fossil

fuels
for energy security and because it is the most affordable

source of energy in many countries.
Power generation
Our power

generation portfolio mainly

consists of

corporate clients in

the Investment Bank,

Personal &

Corporate Banking
and Global Wealth Management.
As

at

the

end

of

2023,

our

estimated

emissions

intensity

for

the

portfolio

had

decreased

by

33%

against

the

2021
baseline, with an

emissions intensity of

227 kg CO
2
e / MWh.

The reduction was primarily

driven by a

decrease in exposure
to clients with

relatively high

carbon intensity, including

loans that were

classified as non-core.

In Personal &

Corporate
Banking,

our clients

in the

power

generation

sector,

who

have

a

significant

share

of renewable

energy

production in
Switzerland,

further

contributed

to

our

emissions

intensity

being

below

the

International

Energy

Agency

(the

IEA)
benchmark. Our estimated

emission intensity is

23% below

the 2023 level

of our indicative

trend line to

2030 (294 kg
CO
2
e / MWh).
We expect a

further decrease in

intensity based on

our assessment of

our clients’

disclosed decarbonization commitments,
assuming that our clients realize those decarbonization commitments.
We aim to manage our portfolio by engaging with our clients to support them in adapting their energy mix and increase
our own exposure

to sources

of energy

with lower

emissions. We

expect the

reduction of

loans that

were classified

as
non-core to further contribute to a decrease in the portfolio intensity.
Reaching our

target requires

collaboration across

the private

and public

sectors. The

sector remains

dependent on

the
right policies,

incentives and

frameworks to

be in place.

Recent data

indicates that

investment of

around USD 2trn

per
annum is going toward clean energy,

which represents two thirds of the

global energy investment. This increase is

mainly
driven by emissions reduction targets and the need to guarantee energy security.
1
Iron and steel
Our iron and steel portfolio

is concentrated in a

small number of clients in

the Investment Bank and Personal

& Corporate
Banking with limited exposure from

Global Wealth Management.
As

at

the

end

of

2023,

our

estimated

emissions

intensity

for

the

portfolio

had

decreased

by

20%

against

the

2021
baseline, with an emissions intensity of

1.41 metric tons of CO
2

/ metric ton of steel.

The reduction was primarily driven
by existing clients reducing their carbon intensities, a decrease in loans that were classified as non-core, and an increased
share of exposure to

secondary steel production clients

with lower intensities.

Our estimated emissions intensity

is 14%
below the 2023 level of our indicative trend line to 2030

(1.64 CO
2

/ metric ton of steel).
We expect a

further decrease in

intensity based on

our assessment of

our clients’

disclosed decarbonization commitments,
assuming that our clients realize those decarbonization commitments.
We will continue

to finance our

clients’ transition to

support shifting production

to reduce the

sector’s reliance on

coal
while increasing scrap production and the use of direct reduction and electric arc furnaces.
Reaching our

target requires

collaboration across

the private

and public

sectors. The

sector remains

dependent on

the
commercialization

and scaling

up of

low-carbon

steelmaking

technologies,

which requires

research and

development,
and robust policy and market incentives.
Cement
Our cement portfolio consists of corporate clients in Personal

& Corporate Banking and the Investment Bank.
As at

the end of

2023, our

estimated emissions intensity

for the

portfolio had decreased

by 3% against

the 2021 baseline,
with an emissions

intensity of 0.62

metric tons

of CO
2

/ metric ton

of cementitious.

The reduction was

primarily driven
by a

decrease in

intensity by

our existing

clients.

Our estimated

emissions intensity

is 2%

above the

2023 level

of our
indicative trend line to 2030 (0.60 metric tons of CO
2

/ metric ton of cementitious).
1

https://www.iea.org/reports/world-energy-investment-2024/

Sustainability Report 2024
| Environment

We believe

our main

clients in

the cement industry

are best

in class

in terms

of ESG (environmental,

social and

governance)
disclosures

and

externally

verified

emissions

reduction

targets,

some

of

which

include

interim

2030

targets.

We

will
continue

to

finance

our

clients’

transition,

potentially

increasing

our

exposure

with

appropriate

sustainability-linked
product offerings or project ring-fencing,

and advising on various transactions,

such as the acquisition of assets, disposal
of certain business lines, equity raises and share buybacks.

Reaching our

target requires

collaboration across

the private

and public

sectors. The

sector remains

dependent on

the
right policies

and incentive

frameworks being

in place.

Specifically in

the cement

sector, production

emissions intensity
has remained flat in recent years, highlighting the need for technological disruption.
UBS AG 2024 Poseidon Principles disclosure (shipping)
The Poseidon

Principles are

a framework

for assessing

and disclosing,

on an

annual basis,

the climate

alignment of

in-
scope ship finance

portfolios (individual vessels

weighted by their

loan exposure with

the reporting financial

institution)
to the ambition of the International Maritime Organization (the

IMO), including its 2023 Revised GHG Strategy for

GHG
emissions from international shipping to decrease

to net zero by or around 2050

with interim targets in 2030 and 2040
on a well-to-wake (WTW) basis (compared with 2008

levels).
1
This is

the fourth

year of

disclosure under

the Poseidon

Principles and

the first-time

reporting in

the name

of UBS

AG.
The result

is based

on the

Credit Suisse

AG ship

finance portfolio

as at

the end

of 2023

and, therefore

,

precedes the
completion of the legal

merger of the

two firms. The reported

alignment deltas are reflective

of the IMO’s revised

GHG
reduction ambition, with the underlying methodology adopted by the Poseidon Principles in 2023, as further updated in the reporting year. 2
Poseidon Principles disclosure (UBS AG – Credit Suisse AG portfolio)
For the year ended
31.12.23 31.12.22
Shipping (delta alignment to “IMO 2023 minimum trajectory”) 9.1% 11.5%
Shipping (delta alignment to “IMO 2023 striving for trajectory”) 14.4% 15.7%
1

The IMO Revised GHG Strategy sets out

the following absolute reduction levels of ambition: (i) to

reduce total annual GHG emissions by at least

20%, striving for 30%, by 2030 (compared with 2008);

(ii) to reduce
total annual GHG emissions by at least 70%,

striving for 80%, by 2040 (compared

with 2008); (iii) GHG emissions to peak

as soon as possible and to reach

net-zero GHG emissions by or around 2050

(the Poseidon
Principles trajectories are

based on a

net zero by

2050 consideration);

and (iv) carbon

intensity to decrease

in order to

reduce CO
2

emissions per transport

unit by at

least 40% by

2030 (compared with

2008). The
Revised GHG Strategy considers

well-to-wake CO
2
e emissions, i.e.

it includes upstream emissions,

as well as accounts

for the impact of

methane (CH
4
) and nitrous oxide

(N
2
O). The updated

IMO trajectories are

not
1.5°C-aligned.

2

The Poseidon

Principles Annual Disclosure

Reports are published

under https://www.poseidonprinciples.org/finance/resources

.

For the 2024

reporting cycle (based

on 2023 data),

the Poseidon Principles

Technical
Guidance v.5.1 was used.

Sustainability Report 2024
| Environment

In 2024, we experienced a strong reporting level and responsiveness from our clients,

with further improvements in data
quality.

This

is

a

testament

to

the

established

Poseidon

Principles

and

regulatory

frameworks,

such

as

the

IMO

Data
Collection System (DCS) and IMO Carbon Intensity Index

(CII) rating systems.
The

results

continue

to

be

materially

driven

by,

and

may

fluctuate

each

reporting

year

due

to,

the

continuous
implementation and

tightening of

regulations, a

broader adoption

of technical

improvement measures

and the

limited
direct influence over operational aspects by ship owners

and reporting financial institutions. In the long term, we

expect
that

technology-related

aspects

of

decarbonization,

such

as

the

adoption

and

availability

of

new

low-emission
technologies and related fuel supply, could further drive the portfolio alignment performance.

The Poseidon Principles continue to be

a relevant factor in our ship finance

client and transaction due diligence.

Related
processes and tools have been further refined and embedded

in our organization.
By understanding

our clients’

decarbonization

strategies

better,

we continue

to work

alongside them

to support

their
climate

transition

efforts.

The

improvement

of

data

availability

and

transparency

and

our

continuous

participation

in
decarbonization initiatives, including the Poseidon Principles, support our client discussions and portfolio optimization.
Our approach to measuring facilitated emissions from our capital markets business
Our role in capital market transactions helps our clients to access capital for their businesses. We facilitate capital-raising
by clients, and we believe it is important

to monitor the related emissions from

these transactions. The Investment

Bank
offers clients access to the primary and secondary

public capital markets and private capital transactions.
Facilitated

emissions

differ

from

financed

emissions

in

two

respects:

firstly,

they

are

off-balance

sheet

(representing
services rather

than financing)

and, secondly,

our role

is completed

within a

short time

frame rather

than a

long-term
loan-related

exposure.

As

a

result,

and

in

line

with

industry

guidance,

we

distinguish

between

on-balance

sheet
“financed” and off-balance sheet “facilitated” emissions.

By disclosing

our facilitated

emissions for

selected

carbon-intensive

sectors for

public capital

markets

transactions, we
aim to provide

transparency regarding the emissions

we facilitate as

a result of

our capital market

activities. Our facilitated
emissions

are

calculated

following

the

PCAF’s

Global

GHG

Accounting

and

Reporting

Standard

–

Part

B

Facilitated
Emissions (first version, December 2023) for facilitated emissions, including public equity capital markets and public debt capital

markets,

where

we

held

a

lead

bookrunner

or

lead

manager

/

co-manager

role

in

the

transaction.

Facilitated
emissions are not shown for the 2024 reporting year, due

to the inherent time lag in the availability of emissions data.

It is important to note that

these facilitated emissions are dependent

on the capital markets activity

during the year and
our market share is expected to fluctuate in our year-on-year reporting.
We continue to

review and assess

emerging industry guidance and

target-setting methodologies for facilitated emissions.

We review and assess Global Banking transactions and employ a robust business selection process for mandates that are accepted. This means that, in

our capital markets activities for carbon-intensive sectors,

we consider the potential climate
and sustainability

impacts of

the transaction

and related

material risks

and opportunities,

in line

with our

sustainability
and climate risk policy framework.
Facilitated emissions for selected carbon-intensive sectors (UBS Group)
For the year ended
31.12.23 31.12.22
Facilitated
amount
(USD bn)
Facilitated
emissions,
scopes 1
and 2
(million
metric t
CO
2
e)
Facilitated
emissions,
scope 3
(million
metric t
CO
2
e)
PCAF
score,
scopes 1
and 2
2
PCAF
score,
scope 3
2
Facilitated
intensity
(million
metric t
CO
2
e / USD
bn)
Facilitated
amount
(USD bn)
Facilitated
emissions,
scopes 1
and 2
(million
metric t
CO
2
e)
Facilitated
emissions,
scope 3
(million
metric t
CO
2
e)
PCAF
score,
scopes 1
and 2
2
PCAF
score,
scope 3
2
Facilitated
intensity
(million
metric t
CO
2
e / USD
bn)
Selected carbon-intensive
sectors
1
6.5 1.3 1.8 1.6 1.7 0.46 12.0 2.0 2.3 1.6 2.3 0.35
4
Selected carbon-intensive
sectors as % of total 5.3% 5.7%
Other sectors

117.7 197.7
Total facilitated amount
3
124.2 209.7
1

Selected carbon-intensive sectors are the following: fossil

fuels (coal, oil and gas), power generation,

iron and steel, aluminum, cement, automotive and

air transportation. Agriculture and real estate

are excluded
due to the limited

data availability. Refer to the sector

approach in the “Climate-related

methodologies – decarbonization approach

for our financing activities“ section

of the Supplement to

the UBS Group Sustainability
Report 2024, available at ubs.com/sustainability-reporting, for more information about the parts of the value chain within scope.

2

The PCAF data quality score has been combined for the key sectors and weighted by the facilitated amount.

3

Includes all sectors.

4

Facilitated intensity is reported to two decimal places and may therefore differ from the values presented in the UBS Group Sustainability

Report 2023.
›
Refer to the “Supporting Opportunities”

section of this report for more information about the

Investment Bank’s capital market
activities
›
Refer to the “Basis of preparation” section of the

Supplement to the UBS Group Sustainability Report

2024, available at
ubs.com/sustainability-reporting
, for more information about our methodology to calculate

facilitated emissions

Sustainability Report 2024
| Environment

Supporting our clients’ neutralization of residual emissions
Our

climate

transition

plan

prioritizes

emission

reductions

in

line

with

science-based

climate

targets

and

credible
trajectories to achieve

these targets. In addition,

we anticipate that

the deployment of carbon

removal solutions

will be
needed

to

supplement

the

emission

reduction

strategies

of

some

of

our

clients

and

counterbalance

hard-to-abate
emissions.

We

aim

to

support

our

clients

in

the

deployment

of

solutions

to

neutralize

residual

emissions

in

line

with
science-based

decarbonization

pathways.

As

best

practice

guidance,

regulation,

methodologies

and

technologies
develop, our approach to decarbonization, including

neutralization, will continue to evolve.
High-integrity

participation

in

carbon

markets

plays

a

role

that

is

supplemental

to

sectoral

and

economy-wide
decarbonization.

We

have

made

a

strategic

investment

in

Carbonplace,

a

consortium-led

venture

to

build

an
infrastructure layer to scale the global voluntary

carbon market. Through its embedded

network of banks, registries and
data

providers,

Carbonplace

enables

our

clients

and

other

market

participants

to

buy,

sell,

hold

and

retire

voluntary
carbon credits on a

transparent, secure and

scalable settlement platform.

Furthermore, the Investment

Bank completed
a first-of-a-kind carbon finance transaction that aims to

provide returns to investors from the sale of

credits generated by
carbon dioxide removal

projects, enabling our

clients to directly

invest in the development

of high-quality technological
carbon

removals.

We

support

transparent

investment

in

carbon

markets

that

are

aligned

with

the

current

publicly
available consensus on high integrity

standards and robust governance (including

the Voluntary Carbon Markets Integrity
Initiative Claims Code of Practice, the Integrity Council

for the Voluntary Carbon Market Core Carbon

Principles and the
Oxford Principles for Net-Zero-Aligned Carbon Offsetting).
Supporting our investing clients’ low-carbon transition
We are committed to supporting our investing clients in the transition to a low-carbon world in line with our obligations to our clients, including

fiduciary duties as an

investment manager and on the

terms of the mandates agreed

with clients.
We offer a distinct approach to client investments,

which focuses on solutions and engagement

activities that empower
clients to

achieve

their transition

goals. We

have identified

six key

strategic actions

to support

our investing

clients in
Asset

Management

and

Global

Wealth

Management.

It

is

important

to

note

that

not

all

these

strategic

actions

are
relevant to

both business

divisions,

or to

all regions

within a

division, and

our progress,

where applicable,

may not

be
linear or simultaneous.
–
Develop our platform

of available climate

-related strategies, products

and solutions to

facilitate our investing

clients’
transition to a low-carbon world.
– Engage investee companies to encourage them to adopt credible climate transition plans and manage climate-related risks and opportunities (applicable to Asset Management only).
–
Collaborate

with

third-party

fund

managers

to

understand

their

climate

transition

plans

and

approach

to

consider
climate-related risks

and opportunities

(applicable to

Global Wealth

Management only),

where the

legal framework
allows.
–
Support clients’

progress on

their climate

objectives through

education sessions

and thought

leadership, along

with
portfolio construction

and transparency,

aiming to

assist clients

who seek

awareness of

mitigating climate

risks and
identifying transition opportunities in their investments.
–
Provide employees with the training, tools

and information necessary to support

our clients to navigate the transition
to a low-carbon world in accordance with their climate

objectives.
–
Engage with policymakers on key topics such as regulations

and policy development.
Details by business division on each strategic action are provided in the respective sections below.

›
Refer to the “Supporting our climate approach: key

enabling actions” section in this report for more information about our Group
initiatives
Asset Management

Asset Management is committed to supporting our clients in

achieving their climate-related investment goals. In the UBS
Group Sustainability Report 2023, we referred to the target set by Asset Management aiming, by 2030, to align 20% of
UBS AG

Asset Management’s

total assets

under management

(AuM) with

net zero.

Given the

integration taking

place
within Asset

Management, we

are review

ing the

legacy target

set prior

to the

acquisition of

the Credit

Suisse Group

,
taking into

account all

of the

AuM of

the combined

businesses. We

have therefore

withdrawn the

target. We

remain
committed to supporting the Paris Agreement climate goals

in line with global efforts. At the end of 2024, we recorded
USD 64.4bn of total assets as having a net-zero

ambition, compared with USD 35.5bn at the

end of 2023.
Aligned

to

our

overall

approach

for

supporting

our

investing

clients,

Asset

Management

has

adopted

key

policies,
guidelines and frameworks,

along with actions

to manage

our climate-related

impacts and realize

opportunities. These
policies and actions are outlined below.
Our climate-related policies, guidelines and frameworks
Specific policies, guidelines and frameworks

are in place and aim

to manage climate-related

impacts and the realization
of opportunities within Asset Management.
The

climate

risk

integration

guidelines

describe

the

approach

toward

integrating

the

physical

and

transition

risks

of
climate change into the

assessment of public market issuers

and investment portfolios. The

guidelines identify companies
with elevated climate

risks and set

steps for

assessment of the

specific risks

and mitigation actions,

which are incorporated
into investment decision-making. The scope of the framework covers listed equity and corporate bonds. The most senior level accountable for the implementation of the guidelines

is the head of the Sustainable Investing team.

Sustainability Report 2024
| Environment

The net-zero alignment framework has been

established to guide the internal classification

and development of products
and

solutions

meeting

clients’

needs

for

net-zero

investing.

The

framework

describes

a

range

of

methodologies

for
determining the net-zero

ambition of investment

products and covers

investments in public

equities and corporate

bonds,
sovereign bonds, direct

real estate, direct

infrastructure, carbon markets

and private debt.

In 2024, the

framework was
reviewed and

updated to

reflect further

developments of

industry guidance.

The most

senior level

accountable for

the
implementation of the guidelines is the head of the Sustainable

Investing team.
›
Refer to “Key policies and principles” in the “Appendix

1 – Governance”

section of this report for details about the Group-wide
policies, guidelines and frameworks
Climate-related investing metrics

The table

below provides

metrics related

to the

investments of

our Asset

Management division.

Investment-associated
emissions are

provided based

on the

recommendations

of the

Task

Force on

Climate-related

Financial Disclosure

s

(the
TCFD) and

are derived

from the

GHG emissions

(scopes 1

and 2)

attributed to

the issuers

and the

positions within

the
investment portfolios we

manage. The metrics

are calculated for portfolios

where emissions data is

available and primarily
covers

our

equity,

fixed

income

and

multi-asset

portfolios,

accounting

for

48%

of

the

total

invested

assets

of

Asset
Management.
The design of the table has

been changed from the one

used for the UBS Group Sustainability

Report 2023 with a view
to simplifying

the presentation

of the

metrics. It

now includes

three commonly

used metrics

for investment-associated
emissions for

Asset

Management.

Furthermore,

it provides

carbon

intensity

metrics

for

equity and

fixed

income

asset
classes.
Absolute

carbon

emissions

increased

year

on

year

primarily

due

to

inclusion

of

Credit

Suisse

portfolios

and

greater
coverage for

fixed income portfolios.

Carbon intensity

for Asset

Management decreased

as a

result of an

overall fall in
carbon intensity

across the

equities asset

class driven

by increased

equity market

valuations, partially

offset by

a rise

in
the carbon intensity of fixed income.
Climate-related investing metrics – portfolio emissions (Asset Management)
For the year ended
31.12.24 31.12.23
Asset Management Investment-associated carbon emissions:
Carbon emissions (absolute in million metric tons of CO
2
e)
1,2
54.8 41.3
Carbon intensity (in metric tons of CO
2
e per USD m invested)
1
56.5 62
Carbon intensity (in metric tons of CO
2
e per USD m of revenue)
1
101.2 103.6
Equities Asset Class
Carbon intensity (in metric tons of CO
2
e per USD m invested)
1
38.5 45.6
Carbon intensity (in metric tons of CO
2
e per USD m revenue)
1
90.4 101.5
Fixed income Asset Class
Carbon intensity (in metric tons of CO
2
e per USD m invested)
1
108.3 84.2
Carbon intensity (in metric tons of CO
2
e per USD m revenue)
1
130.9 122.5
1

Based on data for scope

1 and 2 GHG

emission of investee companies

from a third-party

data provider and positions

held in investment portfolios.

Note the scope of

the portfolio emissions metrics

reported for
2024 is Asset Management,

and includes Credit Suisse

portfolios which have migrated

onto UBS platforms by

the end of the

year. This

process is carried

out in waves and

will continue until

the end of 2025

at a
minimum. The scope of the metrics reported for 2023 is UBS AG Asset

Management only and excludes Credit Suisse portfolios.

2

2023 absolute carbon emissions have been restated from 46.3

to 41.3 million metric
tons of CO
2
e.
Our key climate-related actions
Asset Management aims

to manage its

climate-related impacts

and realize

opportunities through

the actions described
below.

These

actions

are

only partially

and indirectly

connected

to the

investment-associated

emissions

we report

for
Asset Management and for the selected asset classes.

Action 1: Develop our platform of available climate-related

strategies, products and solutions

Asset Management integrates considerations of climate change risks across a range of the products and solutions that it offers. From the viewpoint that climate change represents a financial risk across a broad range of investments, it assesses
the potential scale of

risks arising from transition and the

risks associated with the effects of

climate change on operating
assets

and

supply

chains.

In

2024,

Asset

Management

added

further

specific

climate-related

risk

indicators

into

its
proprietary ESG risk

dashboard, generating

a risk signal

across several risk

dimensions, including transition

and physical
risks. This makes

it easier to

identify investments where

the risks are

higher,

assess how these

risks are

being managed
and provide a forward-looking view that

informs portfolio manager investment decisions.

Across our

private markets business,

there is

a climate risk

management process to

identify, assess

and potentially mitigate
climate risks to

improve the

adaptation and /

or resiliency

of our portfolios

to climate-change-related

hazardous events
and the

transition to

a net-zero

world. This

approach is

embedded throughout

the investment

life cycle

for underlying
assets of portfolios, where relevant and possible. Assessment of transition risk using the IEA net-zero roadmap is applied to direct infrastructure investments. Standardized

due diligence questionnaires are used

in our multi-manager investment
businesses

(real

estate,

private

equity

and

infrastructure)

to

understand

climate

risks

at

fund

and

asset

levels,

where
possible.

In

addition,

our

Multi-Managers

Real

Estate

business

independently

assesses

physical

risk

and

transition

risk
using the S&P Trucost and CRREM decarbonization pathways,

respectively.
In addition,

Asset Management offers

specific products

that address

different aspects of

climate change.

Examples include
strategies that invest in climate solutions, the energy transition, infrastructure debt and green real estate, and in indexed strategies.

Sustainability Report 2024
| Environment

In 2024,

we expanded

the number

of portfolios

that we

offer with

a net-zero

alignment ambition

in the

equities and
direct real estate asset classes.
The table below shows progress related to total assets with

a net-zero ambition.
The increase in the value of assets with net-zero

ambition was driven by an increase in the number

of net-zero ambition
portfolios

and

market

performance.

The

classification

of

additional

net-zero

ambition

portfolios

resulted

from

newly
launched

portfolios,

changes

to

existing

portfolios

and

a

refinement

to

the

Asset

Management’s

net-zero

alignment
framework to align with current industry standards and best

market practice.
Climate-related investing metrics: Opportunities – net-zero investing (Asset Management)
For the year ended
31.12.24 31.12.23
Assets with net-zero ambition (USD bn)
1
64.4 35.5
Number of net-zero ambition portfolios
1
49 35
Net-zero ambition assets share of total assets under management

(%)
2
3.6 2.9
1

Credit Suisse portfolios are in the process of being assessed in the context of the Asset Management's net-zero alignment framework to identify portfolios with a net-zero ambition and are therefore not reflected in the reported metrics.

2

For 2024, the

total assets under management

represent Asset Management

including Credit Suisse.

For 2023,

the total assets under

management represent UBS

AG Asset Management
excluding Credit Suisse.
›
Refer to the “Supporting Opportunities” section

of this report for more information about examples

of climate and / or transition
products
Action 2: Engage investee companies
Asset Management has had

a dedicated climate engagement

program focused on investee

companies in place for over
six years. This program is based on selecting companies that make a significant contribution to portfolio emissions across
listed

equity

and

corporate

fixed

income

investment

portfolios.

This

engagement

is

based

on

a

set

of

expectations
published on

our website

from whic

h

company specific

engagement objectives

are

developed, supplemented

with an
evidenced-based research

framework,

along with sector-specific

standards addressing

governance, corporate

transition
plans and exposure to sector-specific

decarbonization levers across business operations

and the value chain.

In

its

private

markets

business,

Asset

Management’s

active

ownership

on

climate

change

is

integrated

into

the
management

of

its

funds

and

is

implemented

by

all

operational

functions

throughout

the

ownership

cycle

of

an
underlying

project.

This

spans

from

development

or

acquisition

to

the

ongoing

asset

management,

renovation

and
maintenance, through to sale.
Action 3: Support clients’ progress on their climate

objectives
Asset

Management

recognizes

that

its

approach

to

climate

change

investment

is

determined

by

clients’

choices.
Therefore,

we aim

to play

a role

in helping

our clients

to achieve

their climate

objectives, working

collaboratively with
them on

climate risk

management by

providing information

about best

practices and

approaches for

portfolios with

a
net-zero ambition. This includes

supporting climate-oriented portfolio construction

through internal transition readiness
assessment methodologies, transparency on climate

-relevant data metrics and thought leadership.
In 2024,

Asset Management

supported clients

in a

variety of

ways reflecting

the specific

needs of

the clients

involved.
We created

thought pieces

and guidance

for clients

on climate

change aspects

of investing.

We supported

a client

in
meeting the

need for

decarbonizing the

sovereign part

of a

portfolio. We

also assisted

a retail

bank with

developing a
net-zero multi-asset

offering for its

client, along

with methodology

and building

blocks for a

fund-of-funds solution.

A
further example is

our development of a

net-zero ambition corporate bond

fund for Swiss institutional

clients.

As a result,
we have increased the shelf of products that we offer to

clients with a climate-related perspective.
During the

year, Asset

Management published

a Climate

Aware report

showing decarbonization

path visualizations.

It
also published a

series of insights

on approaches to

COP29, physical risks,

battery power and

natural capital, as

well as
an engagement for impact report,

an IPE special report

and a climate report

that provided an overview of

its commitment
and actions to the energy transition.

Action 4: Provide employees with training, tools and information
Asset Management provides relevant

training, tools and information to its employees

to support clients in the transition
to a

low-carbon world.

With the

aim of

enabling the

alignment of

the activities

of Asset

Management’s employee

s

to
the

division’s

sustainable

investing

goals,

Asset

Management

delivered

an

ESG

talk

series

and

updated

Group
foundational

sustainable

investing

training

aimed

at

an

Asset

Management

audience.

It

enhanced

role-specific
sustainable

investing

know-how

by

running

the

first

Berkeley

UBS

external

certification

program.

It

also

conducted
regulatory

learning sessions

educating investment

professionals

on sustainable

investing regulatory

and greenwashing
risks.
›
Refer to the “Supporting our climate approach: key

enabling actions” section of this report for

more information about our
Group-wide training and culture activities

Sustainability Report 2024
| Environment

Action 5: Engage with policymakers
Asset Management undertakes engagement with the industry and government with the aim of providing input to policy and regulation in the development of well-functioning

markets.
With respect

to climate

change, Asset

Management engages

with key

stakeholders such

as national

and international
policymakers through

industry forums,

including the

European Fund

and Asset

Management Association

Stewardship,
Market

Integrity

and

ESG

Investment

Standing.

In

Switzerland,

Asset

Management

is a

member

of

Swiss

Sustainable
Finance and the Asset

Management Association Switzerland

Working Groups on Sustainable

Finance, including a focus
on developing the Swiss Climate Scores methodologies and

the Swiss Stewardship Code.
›
Refer to the “Supporting our climate approach: key

enabling actions” section of this report for

more information about the
Group’s initiatives on industry, governments and public sector engagement
Global Wealth Management
Global Wealth Management is a distributor of investment solutions, including those that focus on climate. We recognize
that

some

investors

may

have

decarbonization

ambitions

or an

interest

in

investing

in

the

transition

to

a

low-carbon
world, therefore

we

aim to

provide

a

range

of solutions

for

private

investors

and

family

offices

to address

their

own
decarbonization targets

where possible.

We may

seek to

do this through

allocations to

climate-related

solutions in our
discretionary mandates where relevant

and available, and by curating climate investment options for advisory portfolios.
The focus on

providing a

range of credible

solutions is complemented

by building investor

awareness, driving

solutions
innovation across

asset classes

and strategies, and

providing investors

with the tools

to understand their

portfolios in a
climate

context.

However,

the

available

solutions,

approaches

and

climate-related

data

and information

will

differ

by
region.
Our key climate-related actions
Action 1: Develop our platform of available climate-related

strategies, products and solutions

Global Wealth

Management

aims to

support climate

change mitigation

by providing

options for

private investors

and
family

offices

to

address

their

own

decarbonization

objectives

where

possible.

In

2024,

Global

Wealth

Management
continued

to

increase

the

number

of

investment

solutions

across

asset

classes

and

strategies

to

support

clients’
decarbonization objectives.
›
Refer to the “Supporting opportunities” section

of this report for more information about our products and

solutions
Action 2 : Support clients’ progress on their climate objectives
We aim

to support

our clients

in making

progress

on their

climate objectives

through

education, investment

research,
and portfolio

construction and transparency. Our investment specialists

provide investment insights

to clients and

advisors
on various climate-related and

transition-investing topics, given the

importance of climate change

for capital markets

and
business

models.

This

includes

incorporating

climate

considerations

into

portfolios,

setting

portfolio

decarbonization
targets and building exposure to carbon markets.
In 2024, we continued to provide coverage

of climate-related and broader sustainable investing topics in publications for private clients.

Our Chief

Investment Office identified

three key sustainability

themes for the

year that encompass

different
areas

of

the

transition

to

the

low-carbon

world:

the

industrial

transition,

sustainable

infrastructure,

and

water

and
agriculture.

Throughout

the

year,

we

provided

a

private

investor

perspective

on

investment

opportunities

tied

to

the
transition. Our

analysts covered

a broad

range of

topics, including,

but not

limited to,

longer-term investment

themes
(e.g. energy efficiency, the energy transition(s), smart mobility,

the circular economy, and the blue economy), investments
in

renewable

energy

infrastructure,

decarbonization

of

high-climate-impact

sectors

(e.g.

cement,

steel

and

shipping),
climate risks and opportunities tied to artificial intelligence,

implications for the transition from global election outcomes.
We activated

this content internally

and externally

through a

variety of

channels, including video

content, social

media
campaigns and podcasts in collaboration with industry partners,

as well as through our website.
We also

continue to

see a

greater focus

on climate

transparency in

select regions.

Since the

introduction of

the Swiss
Climate

Scores

in

2023,

we

have

continued

to

inform

advisors

on

this

content

and

made

reports

published

by

Asset
Management and third-party

managers available through

our platform. We

also incorporated key

environmental statistics
into the after-sales materials for relevant investment modules we offer to our clients.
Action 3: Collaborate with third-party fund managers

We work closely with third-party

fund managers on developing new sustainability and

climate solutions, where

relevant
and as legal frameworks

allow for it. We

aim to identify

relevant and compelling

investment opportunities and

credible
tools and to support the launch of new solutions where such are possible and relevant for client portfolios. For example, in

2024,

we

co-designed

and

launched

an

energy

transition

infrastructure

fund

for

clients

interested

in

investing

in
transition-related real assets.

We also

host regular “innovation

sessions” with

managers on

our platform

to discuss

market
trends, development ideas and new strategies. These

sessions include a focus on sustainability and transition.
We

continue

to

believe

that

the

transition

to

a

low-carbon

world

requires

an

“all-of-the-above”

approach,

where
investments

in

clean

energy

infrastructure

and

green

technologies

are

complemented

by

effective

and

credible
shareholder and

bondholder engagement

with heavy

polluters on

decarbonization.

As such,

we dedicate

a portion

of
our

discretionary

portfolios

to

impactful

engagement

strategies,

including

those

that

invest

in

companies

with

the
objective of engaging on decarbonization

,

and regularly collaborate with

these managers on their impact

measurement
and reporting capabilities.

Sustainability Report 2024
| Environment

Action 4: Provide employees with training, tools and information
In growing our employees’ capabilities

around climate and the transition, we

aim to provide them with

the training, tools
and information

necessary

to support

our clients

in navigating

the transition

to a

low-carbon world.

In Global

Wealth
Management, we

continued the

rollout of

an education

curriculum covering sustainability

and sustainable investing

topics
in certain

regions.

This curriculum

offered

to advisors

covered

climate-relevant

topics and

considerations

for investing
around the transition.
›
Refer to the “Supporting our climate approach: key

enabling actions” section of this report for

more information about our
Group-wide training and culture activities

Sustainability Report 2024
| Environment

Reducing our own environmental impact
Reporting to

the Head

Group Human

Resources and

Corporate Services,

Group Real

Estate and

Supply Chain

(GRESC)
has overall responsibility

for managing environmental

and climate-related impacts

arising from our own

operations and
supply chain. GRESC partners

with Group Operations and

Technology Office (GOTO),

who manages technology-related
environmental

impacts,

from

hardware

and

data

centers.

GRESC

ensures

that

implementation,

monitoring

and
improvement efforts comply with local

legislation and adhere to

the international environmental management

standard
ISO 14001 globally and the international energy management standard ISO 50001 in the EMEA region. GOTO drives the
optimization of

our technology within

our data centers

and the cloud,

ensuring optimal

efficiency measures

across our
energy-intensive

assets

while

encouraging

development

practices

that

consider

efficiency

and

reduce

our

overall
environmental impact

.

To mitigate

our climate-related

impacts, we

have defined

a scope

1 and

2 emission

s

reduction
target and actions to guide our transition toward net zero.
Our scope 1 and 2 net-zero target
We have replaced our original 2025 scope 1 and

2 target as disclosed in the UBS Group

Sustainability Report 2023 with
a new

scope 1

and 2

net-zero

target

to be

achieved by

2035 that

is in

line with

net-zero

guidelines. The

new

target
reflects our

enlarged corporate

real estate

portfolio following

the acquisition

of the

Credit Suisse

Group and

considers
the latest definition of a “net-zero target”

in the Commission Delegated Regulation (EU)

2023/2772 (CSRD).
1

We aim to,
at a minimum,

reduce our emissions by

90% against our

2023 baseline of

46,278 metric tons

of CO
2
e before neutralizing
any residual emissions through the purchase of carbon removal credits.

This target

covers our

scope 1

and market-based

scope 2

emissions across

all our

global own

operations. As

part of

the pathway
toward 2035, we

also defined a

2030 interim target

to reduce our

scope 1 and

net scope 2

emissions by 57%

against our
2023 baseline. This interim target does not

include the use of any

carbon removal credits.
›
Refer to the “Reducing our environmental footprint

– additional information” section of the Supplement

to the UBS Group
Sustainability Report 2024, available at ubs.com/sustainability-reporting
, for details about our scope 1 and 2

emissions
1
Definition of a net-zero target by the CSRD: Setting a net-zero target at the level of an undertaking aligned with meeting societal climate goals means:

(i) achieving a scale of value chain emission reductions consistent with the abatement required to reach global net zero in

1.5°C pathways; and (ii) neutralizing the impact of any residual emissions (after approximately 90–95% of GHG emission reduction with the possibility of justified sectoral variations in line with a recognized sectoral pathway) by permanently removing an equivalent volume of CO
2
.

Sustainability Report 2024
| Environment

When developing the new scope 1

and 2 target, we reviewed sectoral net-zero pathways

(e.g. real estate)

but concluded
that there was no sectoral pathway that reflected the

structure of our operations.

We have followed the latest guidance
from

the

SBTi

and

use

its

Absolute

Contraction

Approach
1
,

limiting

global

warming

to

1.5°C.

Demonstrating

our
commitment to climate action, we have set

a more ambitious target, aiming to

achieve net zero by 2035, well

ahead of
2050 – the deadline under the SBTi Absolute Contraction

Approach.
For our own operations and

the scope of our scope

1 and net scope 2 emission

reduction targets, business growth

and
technological advancement may lead to

changes

in workforce numbers,

impacting real estate-

and service-related needs.
The continued advancement

of low-emission technologies for

space heating and

countries’ net-zero targets will

positively
impact the target achievability. We recognize

that the impact of such developments is

difficult to quantify and therefore
needs

to be closely monitored. Projections

of real estate demand changes will be

factored into the annual model

review
to ensure early course correction if required. Another

development that will impact target achievement

is the availability
of

renewable

electricity

in

line

with

RE100

requirements

as

global

demand

increases

with

production

not

necessarily
following at the same pace.
In 2024, our scope 1 and net

scope 2 emissions reduced by 35%

against our baseline. This reduction

was mainly driven
by the consolidation of our real estate footprint and our increased coverage of renewable electricity.
Accompanying our scope

1 and 2 net-zero

target, we also aim

to reduce by

2030 our absolute

energy consumption by
35% compared with

our 2023 baseline.

The ambition level

of this energy

reduction target was

set through forecasting
the

expected

energy

usage

reductions

resulting

from

the

implementation

of

the

decarbonization

levers

and

actions
described

below.

In

2024,

we

achieved

a

10%

reduction

in

energy

use

compared

with

our

baseline,

driven

by

the
consolidation and energy optimization

of our real estate

and data centers.

Our energy reduction target

also contributes
to mitigating the risk of not being able to secure full coverage of renewable electricity.
We have also set a target of sourcing 100% renewable electricity from qualifying generation by 2026 in line with RE100 technical guidance, in markets where credible renewable electricity generation and tracking systems exist. This will cover our corporate

real estate

portfolio, including

data centers.

In 2024,

99.8% of

the electricity

we used

across our

global
real

estate

portfolio

was

from

renewable

sources,

with

30%

of

bundled

electricity

and

70%

of

unbundled

electricity
coming from such sources. Out of our total gross scope

2 emissions, 91%

is covered by contractual instruments.
We

have

set

2023

as

our

baseline

year

for

our

scope

1

and

2

net-zero

target

and

our

energy

reduction

target.

The
updated

baseline

reflects

material

changes

for

the

combined

firm

and

an

adjusted

scope

of

our

renewable-source
electricity commitment to

address markets with

limited procurement availability

of electricity from renewable

sources in
line with RE100. All three targets

are led and managed by GRESC in

collaboration with GOTO. We have actively engaged
relevant stakeholders in the development of

these targets by collecting strategic assessments from

topic experts, regional
representatives and real estate managers.

We aim, at a

minimum, to review our

targets every five years and,

from 2030 onward, to

update the base year

and target
values after

every

five-year

period to

ensure

consistency

with the

most

recent climate

science and

best

practices.

It is
important to

note that

progress toward

our targets

may not

be linear,

with year-on-year

volatility expected

due to

the
nature of operational requirements and business development.
1
As per the SBTi Corporate Net-Zero Standard Criteria v1.2, March 2024.

Sustainability Report 2024
| Environment

As part of our global emission accounting

to model our 2035 reduction target,

we have also assessed the prevalence

of
locked-in emissions within the scope of our

target. We own and control some buildings

with significant on-site fossil fuel
use (such as those heated

with natural gas or

oil) and are aiming

to either replace such

systems or move out

of the real
estate,

wherever

possible. For

some locations,

we

are

also dependent

on

municipal

action to

develop

or decarbonize
district heating systems, as electrification with the current infrastructure or location is not a viable alternative.

Decarbonization levers and key actions underpinning

our own operations targets
To achieve our targets related to

our own operations as outlined above

and to manage our climate-related impacts in

our
own operations,

we have

identified

key decarbonization

levers and

actions required

in our

real estate

operations and
service portfolio. The decarbonization levers are aggregated types of mitigation actions. Therefore, actions are structured
by decarbonization lever.
Lever 1: Phase

out fossil fuels and switch to greener alternatives (scope 1)
We

have

established

a

four-part

action

plan

to

phase

out

fossil

fuels

and

implement

greener

alternatives

in

order

to
significantly reduce our associated scope

1 emissions. By deploying

a series of targeted

actions, we can transition

to more
sustainable practices and energy sources, ensuring

a cleaner and more resilient future

for our own operations.
Action 1: Phase out fossil-fuel-powered own vehicles

Across

all

regions,

we

plan

to

phase

out

our

fossil-fuel-powered

own

vehicles

by

2035.

In

markets

where

this

is not
feasible,

we

will pursue

the

best

available

industry

options,

such as

hybrid

vehicles,

while continuing

to seek

greener
alternatives.

This

will

help

us

ensure

compliance

with

emission

standards

and

optimized

operational

efficiency

while
minimizing our carbon footprint.
Action 2: Switch to more sustainable fuel alternatives and battery replacements
In

2024,

we

developed

high-level

plans,

which

extend

through

2035,

to

reduce

and

replace

fossil

fuels

in

critical
engineering

power

systems.

We

will

seek

to

replace

those

fuels

with

more

sustainable

alternatives,

such

as

biofuels,
hydrogenated vegetable oils and battery replacements.
We initiated a cross-regional market

analysis of fuel alternatives

in 2024, to be

completed by 2025, to ensure

appropriate
replacements can be procured accordingly to meet our 2035 scope 1 and 2 net-zero target. The outcome of this market
analysis will inform our further detailed planning.

Action 3: Eliminate usage of heating oils and natural gas
We aim to eliminate oil- and natural-gas-based heating systems within our own operations by 2035, in line with industry
decarbonization

efforts.

We

plan

to

achieve

this

by

identifying

and

targeting

real

estate

assets

for

electrification

and
switching to district heating to maximize the operational

and cost efficiency of each asset’s life cycle.

Action 4: Transition to low-GWP refrigerants
We have initiated the replacement of refrigerants with alternatives with lower global warming potential factors. We plan
to complete this action across all regions by

2035.

Lever 2: Reduce our operational emissions (scope 2)
In parallel

with

reducing

our

scope 1

emissions,

we

are

also focusing

on reducing

our operational

emissions

through
strategic enhancements to our

corporate real estate portfolio. By

implementing three key actions, we

plan to create more
energy-efficient workspaces and real estate.

Action 1: Consolidate

and optimize

our corporate real estate portfolio
In

collaboration

with

the

individual

business

divisions,

we

will

prioritize

the

selective

exits

from,

and

downsizing

of,
underutilized spaces

in our real

estate globally

through 2035

and beyond.

We also

plan to optimize

our corporate

real
estate

portfolio’s

energy

usage

either

via

retrofitting

(Action

2)

or,

in

some

cases,

by

relocating

to

more

sustainable
buildings. During

2024, we

achieved a

52% reduction

of our

scope 2

market-based emissions

across the

consolidated
portfolio against our 2023 baseline.

We are

reducing energy

consumption

in our

own data

centers as

a result

of migrating

to third-party

co-location data
centers and cloud providers where the power usage effectiveness ratio is substantially more efficient.
Action 2: Upgrade

and retrofit our corporate real estate portfolio

To

effectively address our real estate

energy footprint, we intend to upgrade and retrofit our real estate portfolio and fit
out in

line with

internationally recognized

building standards

,

such as

Leadership in

Energy and

Environmental Design
(LEED)

by

the

USGBC.

We

expect

to

improve

and

extend

the

existing

energy

management

system

within

the

EMEA
region, with greater implementation

of ISO 50001 to drive energy efficiency within

our own operations.
In 2024,

we achieved

multiple green

building certifications

across our

offices globally

as part

of our

transition toward
more

sustainable

real

estate.

In

Switzerland,

we

are

renovating

the

Paradeplatz

6

building

in

Zurich,

with

the

aim

of
achieving LEED Platinum certification for

the building by 2027.

In Monaco, the refurbishment of

our Villa Belgica building
achieved

the

Building

Research

Establishment

Environmental

Assessment

Method

(BREEAM)

Excellent

rating.

In

West
Kowloon, Hong

Kong, our

newest flagship

office is

on track

to be

completed by

2027. We

are aiming

for it

to be

the
most sustainable office built for our Asia Pacific operations.

Sustainability Report 2024
| Environment

UBS locations LEED Platinum LEED Gold LEED Silver LEED certified
Switzerland 1 1
EMEA 5 2
Americas 5 23 5 4
Asia Pacific 11 9
Action 3: Support the decarbonization of district heating and cooling systems

Although we

recognize

that

we do

not exert

any direct

operational

control

over external

district heating

and cooling
systems, we plan

to support their

decarbonization in connection

with our real

estate consolidation strategy.

To

achieve
this objective,

we intend

to establish

an engagement

plan for

stakeholder

management

activities within

the next

few
years,

including

fostering

partnerships

and

exerting

influence

with

stakeholders

(e.g.

local

communities

and

utility
companies)

to promote the decarbonization of district

heating systems.
Lever 3: Transition to renewable electricity generation (scope 2)
The uptake of renewable electricity

generation is critical for supporting the transition

to a low-carbon electricity market.
Since

2020,

we

have

been

working

on

maximizing

the

use

of

renewable

energy

in

our

own

operations

globally.

In
accordance with our commitments,

we want to source 100% of the electricity we use from renewable-source-qualifying generation by 2026 in line with RE100 technical guidance,

in markets where it is feasible to do so.

We aim

to

leverage

our position

in the

global electricity

market

to support

the transition

to a

global low-carbon

grid
through the key actions listed below.
Action 1: Identify and implement opportunities for direct power purchase agreements

We will

regularly review our real

estate ownership and

lease arrangements to

identify substantial, long-term

opportunities
to

source

our

electricity

for

these

volumes

directly

from

renewable

electricity

generators

through

power

purchase
agreements.

This

will

support

the

build-out

of

new

electricity

generation

plants

and

strengthen

the

chain

of

custody
between the

generation source

and the

end

use of

electricity,

while decreasing

the carbon

content of

the grid

in the
longer term.
Action 2: Improve the transparency of the chain of custody

for renewable energy certificates

We will work with our key electricity suppliers to improve the transparency of the chain of custody for renewable energy certificates associated with the supply of electricity to our assets. We will ensure that existing products / electricity

tariffs
meet

RE100

technical

criteria

and

we

will

identify

opportunities

to

support

new

products

/

tariffs

that

improve

our
compliance, driving a more competitive and RE100

-aligned marketplace in the future.
Action 3: Build competitive renewable energy certificate supply solutions

In electricity markets

where our volumes are

not large enough

to facilitate tariff negotiations, or

where regulated markets
restrict the electricity tariff options available

to us, we will continue to purchase additional

renewable energy certificates
to meet our residual needs.
We will undertake competitive tendering for broker services and maintain those contracts through our corporate vendor
management

practices

to

ensure

the

renewable

energy

certificates

we

purchase

remain

aligned

to

evolving

technical
standards. We will also support renewable electricity generators where their products cannot be sold within local energy products / tariffs.
Action 4: Actively contribute to consultations on renewable electricity tracking systems in markets where infrastructure
is not developed
In

a

few

countries

where

we

operate,

the

infrastructure

to

measure

and

track

electricity

volumes

generated

from
renewable

sources

is

either

underdeveloped

or

non-existent,

compromising

the

availability

of

renewable

energy
certificates

in

line

with

RE100

technical

criteria.

In

these

areas,

we

will be

a

strong

advocate

for

the

development

of
tracking infrastructure, participating

in consultations to help change

the market, with a view

to extending our coverage
of electricity from renewable sources

into countries where renewable

energy procurement is unfeasible.
Action 5: Assess and install on-site renewable generation

of electricity at our owned assets

We regularly review our real

estate ownership and lease arrangements to identify those

assets where we expect to have
long-term operational control and available

infrastructure (e.g. roof space) that

could facilitate the installation of on-site
renewable

generation of

electricity.

We

will continue

to make

the necessary

investments

in on-site

renewables

where
physically and

economically feasible,

ensuring we

minimize our

dependency on

grid offerings

and reducing

the risk

of
unforeseen market

developments that

may compromise

our ability

to source

renewable

electricity tariffs

or renewable
electricity certificates.

Sustainability Report 2024
| Environment

Carbon removals and credits
We plan to

purchase technological

carbon removal

credits to

neutralize residual

emissions for

our 2035

scope 1

and 2
net-zero

target.

We

estimate

that

we

will

eventually

retire

around

5,000

metric

tons

annually

based

on

our

existing
contractual agreements for this

purpose. In 2022, we

signed two landmark partnerships

with Climeworks and neustark
to provide us with

carbon removal credits.

Both companies are

pioneers in innovative

carbon removal technologies.

We
were

also among

the

five

companies

that

joined

the

NextGen

CDR Facility

(NextGen)

as founding

buyers

to

scale

up
carbon removal technologies

and catalyze the

market for high-quality

carbon removal.

These partnerships continued

in
2024.
Furthermore, since

2007, we

have been

committed to

purchasing biogenic

carbon

reduction and

removal credits

that
correspond to 100% of our air travel emissions for the Group. In 2024, we retired 75,211 credits from biogenic sinks for our voluntary air travel commitment, with an average

“A” rating from third-party carbon ratings

agency BeZero Carbon
at the time of retirement.
We only

purchase credits

from technological

and biogenic

sinks that

are assessed

against the

Integrity Council

for the
Voluntary Carbon Market (ICVCM) Core Carbon Principles and verified against either the Gold Standard or Verra,

among
other international standards. Our carbon credit purchases

are strictly aligned to our internal Carbon and

Environmental
Markets Guideline, which sets out minimum requirements for

such market instruments.
We acknowledge that standards and methodologies for carbon credits are still evolving. We will continue to improve our
portfolio through market partnerships

and industry engagement toward

a standardized quality benchmark

for the future.
›
Refer to “Key policies and principles” in the “Appendix

1 – Governance” section of this report for

more information about our
Carbon and Environmental Markets Guideline

Carbon credits canceled (UBS Group)
For the year ended
31.12.24
Carbon credits canceled in reporting year (tCO
2
e) 75,211
Internal carbon pricing
We continue to apply a forward-looking shadow

price of USD 400 per metric ton, covering all

our scope 1 and net scope
2 emissions,

to incentivize

the use

of low-emission

technologies in

real estate

projects. Through

this shadow

price, we
also aim to incentivize

the replacement of fossil-fuel

heating systems, real

estate relocation and

fuel transition in critical
engineering power systems.

The price applied reflects

the blended mix of

permanent carbon removals that

are required
to

neutralize

any

residual

emissions

that

cannot

otherwise

be

abated

as

part

of

our

existing

long-term

contracts

to
purchase high-quality credits from technological sinks, as

described in the section above.
GHG intensity per net revenue
Total revenues for the year end 2024, as disclosed in the UBS Group income statement,

have been used as equivalent to
net revenues for the purpose of calculating the GHG intensity per net revenue.
The total GHG emissions (location- and market-based) exclude scope

3, category 15.
GHG intensity per net revenue (UBS Group)
For the year ended
31.12.24 31.12.23
Total GHG emissions (location-based) per net revenue (t CO
2
e / USD m) 24.61 37.38
Total GHG emissions (market-based) per net revenue (t CO
2
e / USD m) 22.13 34.31
Our environmental targets and performance in our own

operations
Environmental performance and key focus areas

We also

work toward

minimizing our

own operational

footprint across

key environmental

focus areas

and supporting
our employees,

suppliers and

clients to

do the

same. We

have identified

the following

key environmental

focus areas
beyond climate: waste, paper and water; travel; and biodiversity.
Waste, paper and water
In 2024,

we reduced

our landfill

waste by

7.8% compared

with 2023,

resulting in

a global

decrease

of approximately
148.7 metric tons.

In 2021, we

published a global

target that reflected

our aim to reach

zero waste to

landfill by 2025
in locations where we have influence.

After conducting local market research

and exploring pilots in each region for the
implementation of zero waste

to landfill, we

have concluded that it

is not operationally

feasible for us

to reach this

target.
It will

therefore

be retired.

We continue

to measure

our waste-to-landfill

tonnage and

aim to

explore options

to set

a
target that is more in line with market and operational reality.

Our ISO 14001 environmental management program and
additional contract spot checks ensure that our waste management partners operate in accordance with contractual and
legislative obligations.

Globally,

our total

waste

volume decreased

significantly in

2024 compared

with 2023.

We

will
continue to raise employee awareness to further

increase the portion of recycled waste.

Sustainability Report 2024
| Environment

Paper consumption per

full-time employee

decreased by

22.4% in 2024

compared with

2023, reflecting the

impact of
increasing

digitalization

across

the

firm,

awareness

campaigns

aimed

at

our

employees,

some

restrictions

on

internal
printing and

our

ongoing

efforts

to reduce

the

number

of printers

in our

offices.

While the

total

paper

consumption
decreased significantly, the

share of sustainable

paper in the

remaining volume decreased

compared with 2023.

Of the
total amount of paper

used (printing paper and

paper products), 49.9%

was either sourced as

recycled or was certified
by

the

Forest

Stewardship

Council

or

an

equivalent

body.

These

measures

help

reduce

the

environmental

impacts
associated

with

paper

production

and

manufacturing

processes,

such

as

deforestation

and

energy

usage.

We

will
continue to work with

our vendors to increase

the share of evidenced

sustainable paper and paper products

in the course
of the coming year.
To enhance

water

efficiency

in

our

facilities,

we

have

expanded

our office

environmental

programs.

For example,

we
monitor water use and

optimize

flushing times and overflow

management. Our water

usage increased by only

1.7% in
2024 compared with 2023, despite the higher levels of

staff working in our offices.
Travel
In 2024, we saw an increase in business travel.

Our travel volumes (358m Pkm) for the combined organization following the integration

of Credit Suisse

are substantially below

the UBS-only pre-pandemic

levels of

2019 (459m

Pkm). We remain
committed to

putting sustainability

at the

heart of

our business

travel program.

Reflecting this

commitment, we

have
focused our efforts on three key areas:
–
strengthening

our

reporting

with the

enhanced

carbon

intensity

metrics,

thereby

providing

comprehensive

insights
into travel-related emissions, both before and after

trips, to measure and manage our travel footprint;
–
updating our travel

policy to encourage

employees to opt

for eco-friendly transportation

options whenever

possible,
and strengthening our partnerships with

hotels that have embraced sustainable

practices, marking them prominently
with green flags at the point of sale to help our staff make informed and conscious choices; and
–
continuing to purchase high-quality carbon offsets that correspond to 100% of our air travel emissions for the Group.
Biodiversity
We have

taken steps

to increase

biodiversity across

our offices

and raise

awareness

among our

staff. For

example, we
have installed green roofs at selected office locations, combined with employee volunteering activities, such as Clean-Up
Day

and

a

program

to

highlight

the

critical

role

that

bees

play

in

our

natural

ecosystem,

which

all

served

to

shine

a
spotlight on the critical role of biodiversity.
Our reporting on environmental targets and indicators in our own operations
The information about our environmental targets and indicators is included in our yearly GHG emissions report, which is
prepared

in

accordance

with

the

ISO

14064

1:2018

standard.

This

report

is

subject

to

yearly

external

verification

in
accordance with the ISAE 3410 standard and

considering the ISO 14064 3:2019 standard.

We have

successfully passed

the ISO

14001 audits every

year since

implementation, including

2024. In the

EU and

the
UK,

our

activities

(excluding

legacy

Credit

Suisse

locations)

are

certified

according

to

the

ISO

50001:2018

energy
management system standard. These sets of extensive audit

standards ensure the appropriate policies and processes

are
in place, both

for the management of environmental

and energy topics within

our own operations and

for affirming their
daily implementation.

Sustainability Report 2024
| Environment

Environmental targets and performance in own operations
1
Actuals
(for the year ended) Targets
Progress
(2024 vs baseline)
GRI
2
31.12.24 31.12.23 31.12.22 2025 2030 2035 Baseline % change Status
7
Scope 1 and net scope 2 greenhouse gas emissions in t CO
2
e
(reduction target in %)
305-1,
305-2
30,274 46,278 61,627 (57%) (90%) 46,278
3
(35%) green
Energy consumption in GWh (reduction target in %) 302-1-e 679 755 866 (35%) 755
3
(10%) green
Share of renewable electricity 302-1 99.8% 95.6% 91.1% 100% 100% 76.6%
4
30% green
Paper consumption in kg per FTE (reduction target in %)
5
301-1-a 21.5 27.7 26.9 (50%) 54.9
4
(61%) green
Share of sustainable paper (recycled and FSC) 301-1-a-ii 49.9% 71.5% 52.7% 100% 63.2%
4
(21%) amber
Waste in kg per FTE (reduction target in %)
5
306-3 62.7 69.8 66.3 (10%) 133.5
4
(53%) green
Zero Waste to Landfill
6
306-5-c-iii 24.8% 22.2% 30.5% 0% 31.6%
4
(22%) amber
Waste recycling ratio 306-4 52.9% 57.4% 52.2% 60% 50.2%
4
5% amber
Water consumption in m m
³

(reduction target in %)
303-5 1.23 1.21 1.04 (5%) 1.33
4
(8%) green
Legend: CO
2
e = CO
2

equivalents; FTE = full-time employee; GWh = giga watt hour; km = kilometer; kg = kilogram; m

m³ = million cubic meter; t = metric ton
1
Refer to

the “Environment”

section of

the Supplement

to the

UBS Group

Sustainability Report

2024, available

at ubs.com/sustainability-reporting,

for detailed

information about

our environmental

indicators.
Reporting period 1 January - 31 December.

2
Reference to GRI Sustainability Reporting Standards (see also www.globalreporting.org).

3

Baseline year 2023

4

Baseline year 2019

5

FTEs are calculated on an
average basis including contractors

6

In locations where UBS has influence and where alte

rnatives are available. This

is the last time we are reporting against

this target as it is being retired. See

details in section
'Waste, paper and water'

7
Green: on track; Amber: improvements required
Sustainable Technology Guild

The

Sustainable

Technology

Guild

continues

to

raise

awareness

of

sustainable

software

development

among

our
technology teams that

will have a

positive environmental

impact through

the optimization of

technology energy use.

It
is actively

developing measurement solutions for

the applications hosted

in our

data centers and

those in the

public cloud.
The primary

focus of

the Guild

continues to

be minimizing

the energy

consumption of

our technology

estate and

the
introduction of green software

engineering practices.

Sustainability Report 2024
| Environment

Managing the environmental impact of our supply
chain

Our key climate-related actions
Increased transparency and reporting of climate information by vendors
We are

tracking the

scope 1

and 2

emissions reporting

of our

GHG key

vendors. Vendors

that collectively

account for
more than 50% of our calculated scope 3, category 1, 2, 4

and 9 emissions are classified as “GHG key vendors.” On this basis, we identified 95 GHG key vendors.
1

Overview of climate-related disclosures of our GHG key vendors (UBS

Group)
2022
2
2023 2024
GHG key vendors that disclosed
emissions and declared in CDP a
stated net-zero target
1
49% (41 / 83) 65% (62 / 95) 78% (74 / 95)
1

Shows GHG key vendors that disclosed emissions

and declared in CDP a stated net-zero target

versus GHG key vendors that did

not disclose emissions and / or did not

declare in CDP a stated net-zero target.
We do not independently verify our vendors’ goals or progress toward them.

2

2022 numbers are based on 83 GHG key vendors identified at that time and did not include Credit Suisse vendors. We have since revised and updated the list of GHG key vendors from 83 to 95 in 2023 to include Credit Suisse vendors.

Numbers have, therefore, been tracked against

95 vendors from 2023 onward.
In 2024, 70%

(341 out of

487) completed voluntarily

climate disclosures on

the non-profit, third-party

platform run by
CDP. Though

this

is the

same

as the

percentage

achieved in

2023 (307

out of

440),

the absolute

number of

vendors
completing their disclosures increased 11% from 307 in

2023 to 341 in 2024.
Raising awareness on environmental matters through the sustainable procurement guide
In

2024,

we

curated

a

sustainable

procurement

guide

to support

vendors.

From

environmental

certification

to

waste
management

and

sustainability

reporting,

this

guide

provides

insights

on

how

our

vendors

can

take

significant

steps
toward

reducing

their

environmental

footprint,

promoting

ethical

and

inclusive

practices

in

their

supply

chain

and
contributing to the well-being of ecosystems.
›
Refer to our climate disclosure guideline for vendors

and our sustainable procurement guide for vendors, available at
ubs.com/suppliers,

for more information
Reduce supply-chain-related carbon emissions
We reduced

our scope

3, category

1, 2,

4 and

9 emissions

by 28%

to 0.81

million metric

tons of

CO
2
e in

2024 from
1.13 million metric tons of CO
2
e in 2023. This reduction was achieved through a combination of: (i) spend reduction;

(ii)
carbon reduction

initiatives;

(iii) closure

of vendor

facility offshore

development centers

(ODCs); (iv)

updated emissions
factors (including

updated

multi-regional

input /

output emission

factors per

industry,

updated and

higher number

of
supplier-specific emission factors used (where disclosed

and verified) and,

for cloud, activity-based emissions data used);
and (v) improved

data quality and

refinement of

calculation methodology.

Our focus is

to reduce

our emissions further
by identifying and implementing multi-year carbon

reduction initiatives.
1

Unique vendors in line with UBS’s vendor inventory. In 2023, we have revised and updated the list of GHG key vendors from 83 to 95 to include Credit Suisse vendors.

Sustainability Report 2024
| Environment

Managing our supply chain responsibly
Through

our

Responsible

Supply

Chain

Management

(RSCM)

policy,

we

include

ESG

standards

in

our

sourcing

and
procurement activities.
Identifying, assessing and monitoring high-impact vendors
In 2024, 100%

of new vendors

were screened

for environmental

and social risks.

In 2023, the

same screening

process
was

conducted

for

100%

of

new

vendors.

In

addition,

we

identify

high-ESG-impact

vendors

when

establishing

new
contracts or renewals based

on whether the

vendors are providing goods and

services that could either

have a substantial
environmental and

social impact

or be

sourced

in markets

with potentially

high social

or governance

risks. Such

high-
impact

vendors

are

assessed

against

our

RSCM

policy.

These

vendors

are

required

to

provide

disclosures

about

their
management practices along with corresponding evidence,

which is evaluated by a specialist team. Actual and potential negative impacts considered in the assessment

of vendor practices include, but are not

limited to, the following:
–
adverse

environmental

impacts

due

to

inefficient

use

of

resources

(e.g.

water

and

energy),

poor

environmental
practices and emissions during the life cycle of a product;
–
hazardous

substances,

emissions,

pollutants

and

the

limited

recyclability

of

products

that

adversely

affect

people,
nature and the environment;
– modern slavery, forced labor or child labor;
–
unfair employment practices,

such as

low wages,

excessive overtime and

the absence of

occupational health and

safety
measures;

– anti-corruption; and
–
insufficient management of subcontractors and suppliers regarding sustainability aspects.
Should our

assessment reveal

any non-compliance

with our

policy, we

define and

agree,

together with

the vendor,

on
vendor-specific improvement measures

and we

closely monitor

the implementation

progress of

these remediation actions.
A lack of improvement

may lead to the

termination of the vendor

relationship. Vendors are

reassessed after 24

months
to ensure that, even

in long-term contracts,

our expectations regarding environmental

and social aspects are

being met
and continuously supervised. We also regularly screen active vendors as part of our sustainability and climate risk control processes.
All high-impact vendors go through assessments against our

RSCM policy. We also undertake assessments on some

non-
high-impact vendors where

we have significant

ongoing relationships.

In 2024, we

carried out risk-based

due diligence
assessments

of 445

vendors

of newly

sourced contracts,

renewals

and ongoing

contracts

(versus

266

UBS vendors

in
2023

and

15

Credit

Suisse

vendors).

If

a

high-impact

vendor

does

not

provide

appropriate

evidence

in

line

with

our
expectations,

that

will

result

in

corrective

action

needing

to

be

taken

by

the

supplier

to

implement

a

policy

and

/

or
process for the non-compliant requirement within 12 to

18 months.

To drive positive change in

our supply chain, we also

require our vendors to improve

their management practices in

line
with

our

sustainability

goals

and

industry

best

practices.

Of

the

vendors

assessed,

33%

were

considered

in

need

of
improving

their

management

practices

(versus

42%

in

2023).

Specific

remediation

actions

were

agreed

upon

and
implementation progress is

being closely

monitored. We

have increased

our overall

RSCM assessment

coverage of vendors
by spend to 51%

in 2024 from 20%

in 2023. Contracts

in high-risk countries include

specific contractual requirements
relating to environmental management, human rights and labor rights. If we were to become aware of

a case of modern
slavery

or

human

trafficking

occurring

within

our

direct

supply

chain,

we

would

address

it

through

our

governance
processes. Depending on

the severity of

the case, or

if satisfactory remediation

were not possible,

the supplier relationship
could be terminated.
In 2024,

none of

our vendor

relationships were

terminated as

a result

of our

assessments and

no human

rights issues
involving active, directly

contracted vendors

were identified or

reported. In part,

this was due

to having carried

out our
assessment process prior to signing contracts. We have also trained our supply chain function staff on human rights

and
modern slavery.
Embedding supplier sustainability in our everyday activities
The goods and

services we

buy,

and where

and whom we

buy them from,

are all

crucial elements

of our sustainability
impact. We

are

committed

to making

a

positive

environmental

and social

impact,

and we

expect

the

same

from

our
suppliers. Our Global Procurement and Vendor Management Policy and Guidance considers the ESG impacts of products
and /

or services

when

selecting a

vendor.

In 2024,

this

policy was

extended

to also

cover

Credit

Suisse

and is

being
applied to Credit Suisse legacy vendors as well.
In

2024, we

trained

our

vendor

relationship

managers

on ESG

to

enable

them

to

have

impactful

discussions

on ESG
performance with their vendors. As an example,

in 2024, we noted an improved year-on-year

CDP rating for one of the
IT service providers that we have been engaged with over the last few years. The improvement in its ESG performance is a significant milestone that underscores the positive influence of our partnership.

We expect our suppliers to uphold high standards of ethics, mitigate risks and honor global and local labor laws, human rights and

environmental

responsibilities.

Suppliers are

required to

follow our

global supplier

policies,

which include

a
policy on anti-bribery and corruption, sanctions, fraud and

anti-facilitation of tax evasion.

Sustainability Report 2024
| Environment

Inclusive growth in the supply chain
In

2024,

we

continued

our

efforts

globally

to

support

inclusive

growth

by

using

diverse

suppliers

that

are

often
underrepresented in supplying the needs of

major corporations. These are firms

certified / recognized by a local

/ national
government authority or

advocacy organization,

including,

but not limited

to, those certified

as women-owned; minority-
owned, including location-specific qualifications

such as aboriginal-owned in

Canada and indigenous-owned in

Australia;
veteran-owned,

including

ownership

by

service-disabled

veterans;

persons-with-disabilities-owned;

LGBTQ+-owned;
disadvantaged-owned,

including

historically

underutilized

businesses;

and

small

business

enterprises,

as

defined

and
recognized by their respective national

or state government criteria.
We identify and include diverse vendors as part of our “rule of one” guidance which aims to include at least one diverse supplier in every competitive tender. The “rule of one” guidance does not give a diverse supplier an added advantage in
the

competitive

tender,

but

provides

an

opportunity

for

a

diverse

supplier

to

participate

in

the

tendering

event.

The
success

of

the

diverse

supplier’s

bid

is

based

on

their

own

competitive

merits

with

respect

to

cost,

quality

and
sustainability, without further consideration

of the diversity of the

supplier. Globally, our diverse

spend accounts for 9%
of third-party spend, up

from 8.5% in 2023.

The share of

diverse spend has increased

despite a significant reduction

in
overall third-party spend from 2023 to 2024.
›
Refer to ubs.com/suppliers,

for more information about how we work

with our suppliers,

including our Responsible Supply Chain
Management policy, our Supplier Diversity focus and our Supplier Code of

Conduct
›
Refer to our “Global Supplier Policies,” available

at
ubs.com/global/en/our-firm/suppliers/contracting-standards.html,

for more
information about our standard contractual terms with

suppliers

Sustainability Report 2024
| Environment

Supporting our climate approach: key enabling
actions
Beyond the

individual actions

related to

supporting our

clients’ low-carbon

transition and

reducing the

environmental
impact of our own operations

and supply chain as

described in the above

sections, we have identified five

key enabling
actions as listed

below to support

the implementation of

our climate approach

and “enable”

the implementation of more
specific targets and actions.
Governance and accountabilities (1)
Our sustainability

-

and

climate-related

activities

are

overseen

at

the

highest

level

of

our

organization,

and

we

have

a
clearly defined Group-wide sustainability governance in place,

including a dedicated climate program.

›
Refer to the “Governance” section of

this report for more information about our sustainability

governance

Industry, government and public sector engagement

(2)
We actively participate in political discussions to share

our expertise on proposed regulatory and supervisory changes and engage

in

trade

associations’

exchanges

relating

to

sustainability

and

climate

(e.g.

via

the

International

Institute

of
Finance, the

Association for

Financial Markets

in Europe

and the

Swiss Bankers

Association). In

Switzerland, where

we
are headquartered, we

participated in the

consultation for a

new Swiss Financial

Market Supervisory Authority

(FINMA)
circular on

nature-related financial

risks in 2024,

where we

expressed our

support for

an approach

that is aligned

with
the Basel Committee on Banking Supervision (BCBS) Principles for the effective management and supervision of climate-
related financial

risks. Furthermore,

we launched

the Swiss

Climate Scores,

as we believe

they are

a key instrument

for
further increasing transparency

on the climate

alignment of financial

products. On a

regional basis, we

engage with policy
makers in

the EU,

the UK,

the Americas

and key

Asia Pacific

jurisdictions. In

particular, we

have participated

in several
industry association efforts in the EU regarding consultations issued by prudential regulators (e.g. the European

Banking
Authority draft guidelines for the identification and management of ESG risks under the Capital

Requirements Directive).
Training and culture (3)
Educating

our

workforce

on

sustainability

and

sustainable

finance

is

an

important

part

of

ensuring

we

meet

our
sustainability

and

climate

ambitions.

In

2024,

we

continued

to

coordinate

the

delivery

of

sustainability

training

and
awareness activities across UBS through a dedicated sustainability education workstream, with the number of headcount
instances of

specialized and

awareness

training totaling

430,405.

For example,

the

Sustainability and

climate

risk unit
trained relevant staff on sustainability and

climate risks along with emerging risks such as greenwashing.

Elsewhere, in 2024, we provided a variety of climate-related trainings on a Group-wide basis. These included:

–
a series of information

sessions following the publication of

our UBS Sustainability Report 2023

to raise awareness and
understanding of our own progress in relation to our climate objectives; and
–
climate-related training as part of our all-staff Global

Learning Week initiative, including webinars focused on net-zero fundamentals, nature, greenwashing and impact accounting.

We expect

sustainability training

and education

to become

an increasing

focus for

regulators in

the coming

years. We
keep abreast

of this

changing landscape

through regular

updates with

our regulatory

monitoring teams

and continue
developing climate-

and net-zero-specific training for employees and the Board

of Directors.
›
Refer to the “People and culture make the difference” section of this report for more information about training and culture
Data and analytics (4)
We implemented various data and analytics solutions

to better service our clients and operations.
As part of the efforts to integrate Credit Suisse, we needed to develop a foundational toolset for calculating, monitoring and reporting the

combined firms’

climate-related metrics

covering financing

corporate loans

and facilitated

emissions.
In

2023,

we

successfully

completed

the

related

building

activity

and

met

all

the

quality

assurance

criteria

set

by

our
internal control functions.

In 2024, we worked on defining a more strategic and scalable toolset. Guided by our technology and ESG data strategy, we developed a fully Cloud-based toolset, which

will be operational in 2025. The new toolset

will enable us to enhance
and more

frequently calculate,

monitor and

report our

climate-related metrics.

This will

allow our

business divisions

to
make

more

informed

decisions

on

their

decarbonization

pathways

and

transition

financing

activities,

and

facilitate
tracking of progress against our lending sector decarbonization targets.
The

new

toolset

will also

enable

us

to

more

effectively

implement

changes

related

to

new

climate-related

standards,
methodologies and metrics.

Sustainability Report 2024
| Environment

Company Transition Assessment Scorecard (5)
In 2024, we

introduced the Company

Transition Assessment

Scorecard (CTAS) to

evaluate how advanced

a company is
on

its

path

to

decarbonization.

The

CTAS

was

designed

with

multiple

future

purposes

in

mind,

including

managing
climate transition risks, supporting clients’

climate transition efforts through engagement and product development

and
business planning.
The CTAS categorizes companies into

one of eight climate transition

readiness categories using a

rules-based approach.
This

approach

is

based

on

sector-agnostic

criteria

covering

emissions

disclosure,

decarbonization

commitments

and
targets, decarbonization

plans, and the actual carbon performance of the company.
Initially, and

in response

to regulatory

requirements, the

CTAS is

used as

an input

for our

Climate Risk

Rating

Models
(CRRM), in

particular the

transition risk rating

model. This model

assigns a

climate transition risk

rating at

the counterparty
level, which is then used

across various processes across:

(i) risk identification and

measurement; (ii) monitoring and

risk
appetite setting;

(iii) risk

management

and control;

and (iv)

risk reporting

and disclosure.

Although a

company’s CTAS
score, when available,

serves as an

input into the

CCRM and the

credit selection process,

it is not

used as the

sole criterion
for credit application decisions.
Companies are categorized by utilizing publicly available data from external third-party sources, which means it is limited
to public companies

providing relevant

disclosures. The

CTAS will be

annually reviewed

and updated.

The scope

of the
CTAS may be

broadened in

the future

by incorporating

additional databases

or making

enhancements that

enable the
inclusion of companies lacking public data.
Overview
Module Factor Unaware Aware Strategic 1 –
Committed to
aligning
Strategic 2 –
Aligning
toward net
zero
Strategic 3 –
Aligned
targets and
plans
Aligned to net
zero
Achieving net
zero
Climate
solution
Emissions
disclosure
Disclosure of GHG
emissions
✓ ✓ ✓ ✓ ✓ ✓
✓
Commitments
and targets
Long-term net-zero
commitment
✓ ✓ ✓ ✓ ✓
Medium- / short-term
net-zero targets
✓ ✓ ✓ ✓
Net-zero commitment
recognized by third
party
✓ ✓ ✓
Interim targets
validated by third party
✓ ✓ ✓
Decarbonization
plan
High-level plan
✓ ✓ ✓ ✓
Credible plan
✓ ✓ ✓
Carbon
performance
Carbon performance in
line with pathway
✓ ✓
Carbon performance at
(or close to) net zero
✓
Note that the

categories from “Unaware”

to “Achieving

net zero” reflect

a company’s

progress toward

reducing its negative

impact on the

environment. On the

other hand, the

category “Climate solution”

is an
overarching category that goes beyond this and includes companies enabling the transition through their business model by generating green revenues and aligning their capital expenditures accordingly.
›
Refer to the “Managing sustainability and climate

risks” section of this report for more information about how we manage
financial and non-financial climate transition risk

Sustainability Report 2024
| Environment

Supporting our approach to climate – climate-related
materiality assessment
Methodology for assessing climate opportunities

Supporting the global economy’s transition to net zero by 2050 will require vast amounts of investment. Banks can help
to effectively and

efficiently allocate

the capital necessary

for the transition,

which in turn

creates opportunities

for the
banking

sector

and

its

client

base.

Estimates

of

the

overall

opportunity

vary,

but

the

United

Nations

Framework
Convention on Climate Change (the UNFCCC) suggests the global transformation to a low-carbon economy is expected to require investment of at least USD 4trn to USD 6trn

per year.
1
To assess the

opportunities that are specifically

relevant to UBS,

we evaluate a

range of potentially

relevant climate-related
categories, encompassing commercial products and services, social finance, resource efficiency and energy consumption,
operational resilience and green funding. Our assessment

has been performed annually since 2021.
Our current methodology

follows a two-step approach:

i) identifying relevant opportunities; and

ii) assessing their relative
materiality for the Group over the short,

medium, and longer terms. It is

important to note that sustainability overall,

and
climate

specifically,

are

continuously

evolving

topics,

for

example

in

terms

of

applicable

political

and

regulatory
frameworks, as

well as

client and

market dynamics,

which means

our annual

assessment always

represents a

point-in-
time

analysis

and

needs

to

undergo

continual

challenging

and

review,

so

that

it

consistently

provides

an

accurate
representation of our opportunity space on climate.

We have identified individual opportunities across four distinct areas of our business.

Commercial products and services

Identifying

commercially

relevant,

climate-related

business

opportunities

starts

with

the

sustainable

finance

ambitions
annually set

by our

business divisions

(Non-core and

Legacy excepted)

.

The link

to our

ambitions ensures

that relevant
opportunities are systematically

screened and selected.

We identify business

opportunities that

can be realized

through
our existing or new climate-related products and services.

Individual climate-related products and services are organized into six categories,

broken down into 11 sub-categories.
A
survey-based, qualitative materiality assessment
2
is performed at

the sub-category level

by an internal

panel of sustainable
finance experts.

The expert

panel assesses the

expected relative

materiality of

the individual sub-categories,

along with
the

time

horizon

over

which

these

are

expected

to

start

contributing

to

UBS’s

business

outcomes.

Materiality

here

is
interpreted in terms of three

equally weighted dimensions: i) revenue

potential;

ii) strategic relevance;

and iii) impact on
the environment and stakeholders (“double

materiality”). The scores are

subsequently aggregated into UBS Group

-level
values for each of the product categories.

The

assessment

is

done

in

a

qualitative

manner

based

on

expert

judgment

in

order

to

take

account

of

the

inherent
difficulties

involved

in

making

more

precise

and

/

or quantified

assessments

of future

commercial

developments.

This
applies

particularly

in

an area

such as

climate,

where

regulatory and

policy frameworks,

and market

conventions and
industry trends, are still subject to considerable change and evolution.

The following commercial categories of products and services were included in our assessment:
Climate-related investment products

These

products

include,

for

example,

our

net-zero-ambition,

climate-aware,

climate-transition,

low-carbon

and

Paris-
Agreement-aligned

portfolios,

carbon-referencing

structured

products

and

dedicated

climate-focused

investment
modules.

We

also

see

opportunities

within

real

estate

and

private

market

investment

strategies

related

to

climate
mitigation, such as batteries and cold storage or energy-efficient properties.
Carbon-related financial services and products

This includes helping clients in different business lines identify and assess opportunities related to carbon credits

(in both
compliance and voluntary markets).
Climate-related financing products and solutions

These include

green balance

sheet lending

to corporate

and private

clients, structuring

and underwriting

green

bonds
for

corporate

and

sovereign

issuers,

and

supporting

and

financing

innovative

climate

start-ups,

along

with

green
infrastructure finance (e.g. renewable

energy).

Advice on strategic climate opportunities

This includes

corporate

advisory work

incorporating

climate

factors,

for

example in

valuation and

analysis,

and,

more
specifically,

advising

on

transactions

where

climate

considerations

are

clearly

identifiable

as

part

of

the

transaction
rationale from the point of view of either an acquirer

or a target company.
1

Based on information from the UNFCCC, see https://unfccc.int/sites/default/files/resource/cma2022_L21_revised_adv.pdf

.
2

To guide this assessment, we have used the definition for materiality as provided by the Global Reporting Initiative (the GRI).

Sustainability Report 2024
| Environment

Thematic research

This includes

in-depth climate

-related

research

and thought

leadership work,

looking across

and delving

into relevant
developments for the transition to

a low-carbon economy,

including at a sectoral level,

and links to the

financial industry,
financial markets

and scientific

research.

In a

highly dynamic

field,

climate-related

research

plays a

key role

in keeping
our clients and ourselves abreast of key

trends.
Data analytics and metrics

These include data-driven

analytical tools available

in various business

lines, which are

being continually developed

and
further refined

to cover

relevant

sustainability-

and climate

-related

aspects in

greater

depth and

breadth.

Examples

of
their

application

include

the

portfolio

management

process,

quantitative

modeling,

climate

exposure

analytics

within
client reporting

and data-powered

strategic insights

work.

We

also have

a range

of tools

and calculators

focusing on
aspects such as emissions, renovations or subsidies, which support our clients’ decision-making on their decarbonization journey.

Platforms

These

include

innovative

platform

solutions

enabling

clients

to

gain

access

to

climate-related

products

such

as

green
mortgages and, in

future, voluntary carbon credits.

Such platform solutions

enable UBS to

scale up and

achieve an impact
going beyond some of our own operational limitations (e.g.

our balance sheet, geographical reach or product

range).
Social Impact
In addition to

our commercial

offering, our

clients have

access to solutions

that help

them to realize

their philanthropy
goals, including climate

-related ones. Through

our Philanthropy Services

teams within

Social Impact, we

provide grants
and

social

finance

investments

for

climate-related

projects

within

the

environment

and

climate

portfolio

of

the

UBS
Optimus network of foundations. Its environmental

and climate strategy focuses on two

pillars, “Sustainable Land Use”
and “Coastal and Marine Ecosystems,” and helps clients to identify and select potential opportunities, with an emphasis on

supporting

development

and

increasing

financing

for

climate

mitigation,

resilience

and

biodiversity

enhancement
using nature-based

solutions. Our program

directors for

climate and environment

assess and select

these opportunities
in terms of their fit with

the UBS Optimus network

of foundations’

climate and environment strategy,

the quality of the
organization’s team and track record, and the potential for scale, and also for their expected results in key impact areas,
including

work

on

climate

change

mitigation,

adaptation

and

enhancing

biodiversity.

They

are

then

reviewed

and
approved by a senior-level approval committee. Experts from our Philanthropy Services and the UBS Optimus network of
foundations teams provide a

summary assessment of the

materiality of this portfolio

of projects, which is

then included
in the overall assessment.
Our

philanthropy

opportunities

are

assessed

for

materiality

and

have

scores

assigned

across

the

two

dimensions

of
mitigation

and

adaptation

by

experts

from

Social

Impact.

While

we

consider

these

opportunities

relevant

for

our
assessment and for

UBS as an organization,

they do not

carry direct revenue

potential. Within the

materiality score, we
rate

the

revenue

potential

as

zero,

distinguishing

philanthropic

opportunities

from

the

commercially

relevant
opportunities. By definition,

philanthropy opportunities always

have a lower

score than commercial

opportunities, from
a financial relevance perspective.
Own operations
We are committed

to reducing our

operational impact on

the environment and

have set

clear reduction targets

for our
use of

resources, as

well as

formulating ambitious

net-zero

commitments. Experts

from our

Group Corporate

Services
team,

responsible

for

managing

our operational

footprint,

have

assessed the

materiality of

opportunities

arising

from
efforts in this

area. These opportunities can be

grouped into three distinct

categories: resilience, energy consumption and
resource efficiency.
Climate-related funding
Through

our

Green

Funding

Framework

and

in

partnership

with

relevant

business

lines,

we

continually

assess

new
opportunities

for

climate-related

funding that

could contribute

to expanding

our

investor base

or achieving

favorable
funding costs. As

part of this

assessment, experts from

Group Treasury review

the materiality of

opportunities for funding,
such as green or sustainability-linked bonds.
›
Refer to the “Supporting opportunities” section

of this report for more details about our sustainable and

climate finance product
offering and achievements in 2024
›
Refer to the “Social Impact” section of this report for

more details about the activities of Social Impact
›
Refer to the “Environment” section of this report for more details about our in-house environmental management
›
Refer to our Green Funding annual investor report, available at
ubs.com/greenbonds

Sustainability Report 2024
| Environment

Materiality results for 2024 climate-related opportunities

The summarized

results for

UBS from

the various

expert assessments

in 2024

and building

on prior-year

outcomes are
displayed

in

the

infographic

below,

placing

individual

categories

within

low

/

medium

/

high

materiality

and

short-

/
medium- /

long-term time-horizon

segments. We

define short-term

as less

than three

years, medium-term

as three

to
10 years and long-term as beyond 10 years.

Categories are displayed on a relative scale. Given

our capital-light business
model,

it

is

in

line

with

our

expectations

that

climate-related

investment

products

are

the

highest-ranked

immediate
commercial product opportunity.

The highest relative

degrees of materiality

are also seen

for data analytics

and metrics
and thematic research as key enablers for a wider range of other business opportunities with clients. Resilience is seen as
the most important climate-related operational opportunity

.

Sustainability Report 2024
| Environment

Assessing the materiality of climate-driven risks
Impacts from

climate-driven

risks arise

through

changing

climate

conditions

(physical

risk) and

efforts

to

mitigate

the
effects of a changing climate

(transition risk). These climate risk drivers

affect banks, the financial system and the

broader
economy through both micro- and macroeconomic channels.

Annually, the

sustainability

and climate

risk (SCR)

unit

coordinates a

systematic

risk

materiality assessment

of climate-
related

risks

in

accordance

with

the

ISO-14001

environmental

management

standard.

The

degree

of

materiality

is
determined

by

assessing

the

financial

product

or

service

and

the

associated

climate

risks.

Items

rated

as

having

an
increased potential risk are

mapped to relevant risk

controls. The assessment considers transmission

channels, risk drivers,
additional amplifiers and / or mitigants and the full range

of time horizons.
Risk-rating process
First, UBS

evaluates

the

inherent

risk posed

to UBS

at

the

product

/ service

level utilizing

an expert

-based

framework
(aligned with Basel Committee on Banking Supervision guidance)

through the following key transmission channels:
(i) traditional

risk category,

across financial

and non-financial

risks (e.g.

liquidity for

financial, regulatory

compliance, or
reputational for non-financial);
(ii) risk driver

(e.g., climate policies,

low-carbon technology

for transition risk)

and impact drivers

(e.g. creditworthiness)
considering potential impact (e.g. probability of default);

and
(iii) additional risk amplifiers (e.g. macroeconomic feedback loops) and / or risk mitigants (e.g. internal controls).
Inherent risk ratings are given on a qualitative scale ranging from low to high.
Then,

overall

proximity

of UBS

activities

to potential

negative

impact on

climate

is evaluated

alongside the

risk-rating
process, resulting in an impact rating at the product / service level based on the same scale.
The most

relevant time

horizon for

inherent risks

and impacts

is determined

ranging across

short-term (less

than three
years), medium-term (three to ten years) and long-term (beyond ten years).
Initial ratings

and time

horizons are

proposed by

leveraging internal

subject-matter

expertise,

scientific and

regulatory
publications, market

trends analyses,

risk monitoring,

transaction landscape

and the

relevant business

and /

or product
model. The qualitative expert-driven initial ratings

are then reviewed and approved in partnership

with relevant business
division representatives.
Finally, inherent risk ratings and

impact ratings across products and

services are aggregated to

Group level. The climate-
driven risk ratings by risk driver and traditional risk category (shown on the Y-axis on the chart below) are plotted against
the time horizon (shown on the X-axis on the chart below).
Assessment outcome
In the graph

below, we show

the climate-driven risk

ratings by risk

driver (light gray)

and traditional risk

category (dark
gray).

For

traditional

risks,

we

aggregate

results

into

financial

risk

categories,

including

credit,

market,

treasury,

and
liquidity risks, and non-financial risk categories, including business, continuity, compliance, and reputational risks.

Physical risk

(D1) is assessed

as potentially lower

risk to UBS

in comparison

to transition

risk (D2-market

sentiment and
D3-policy). This is primarily due to

UBS’s product footprint and greater uncertainty associated

with the timing and impact
of climate-related transition risks.

Selected non-financial risks (Reputational-R2, R3.2-NFR Compliance) are rated as relatively higher risk to UBS, due to the focus on regulatory compliance (banks being regulated on climate risk management)

and liability, as well as a regulatory
focus

on

sustainable

product

labeling

(truth-in-marketing

regulations).

Due

to

UBS’s

established

approach

to
sustainability-

and

climate-driven

business

risks

(R4),

these

are

rated

lower

when

compared

to, for

example,

inherent
reputational risk exposure.
Climate-driven liquidity

(R 1.3) and

market and treasury

risks (R 1.2)

are assessed as

having relatively lower

potential to
affect UBS

in the short

term, in comparison

to credit

risk (R

1.1), which is

assessed as

having higher

potential to

affect
UBS in a

comparable time horizon, due

to the overall UBS

portfolio characteristics. This is

mainly driven by potential direct
or indirect

transition costs,

or exposure

to chronic

and acute

physical risks

in locations

likely to

be impacted

by climate
change. Such effects could lead to a deterioration

in creditworthiness, which in turn would have an impact

on Expected
Credit Losses (ECLs).
›
Refer to "Note 20 Expected credit loss measurement” in the

“Consolidated financial statements” section of

the UBS Group Annual
Report 2024, available under “Annual reporting” at

ubs.com/investors
, for supplementary information about the assessment

of
impact of sustainability and climate risk on the

weighted-average ECL

Sustainability Report 2024
| Environment

Climate-driven risks by risk driver and risk type
Physical risk drivers
D1-Physical
: Impacts from

extreme weather events and

incremental climate change

may affect the value

of physical assets
that

UBS

owns

and

finances.

These

impacts

should

be

diligently

addressed

in

accordance

with

UBS’s

financial

risk
assessment. We

consider the

risks to

our own

physical assets

through our

comprehensive business

continuity planning
and physical climate risk identification

process. Incremental changes in climate

(e.g., rising temperatures and changes

in
precipitation

patterns)

can

exacerbate

extreme

events,

making them

more

frequent

and severe,

which

in

turn

affects
economic output

and productivity.

Such events

could reduce

the value

of properties

held as

collateral. We

see adverse
weather

risks

occurring

more

frequently

in

the

short

term.

The

relevance

of

physical

risks

equally

derives

from
geographical and

sectoral disaggregation.

Based on physical

risk heatmaps,

our exposure to

climate-sensitive regions

is
considered moderately low. Similar conclusions are reached

based on the sectoral disaggregation of our businesses.

Transition risk drivers
D2-Market

sentiment:

Protecting

our clients’

assets

is a

strategic pillar

in

our approach

to climate.

Amid the

growing
demand for

climate-focused

products

and services,

we aim

to actively

respond

to

market

changes driven

by the

low-
carbon transition

and our clients’

interest in

managing climate-related

risks. We

address this

potential risk

through our
sustainability-

and climate-focused product and service offering.

D3-Policy and regulatory:
As a global

financial services firm

active in wealth

management, asset management, investment
banking and the provision of services to corporate and

institutional clients, UBS may be affected directly and indirectly by new

carbon

pricing

regulation

and

energy

transition

policies.

These

measures

can

be

designed

to

both

constrain

the
impacts of climate change and

/ or promote an

adaptive response to climate change impacts.

They could impact our own
operations, as well as the business operations of our

corporate clients, given that such clients rely on the

firm to finance
their

activities

across

a

range

of

sectors.

We

routinely

assess

the

impact

of

current

and

emerging

regulations,

either
directly affecting our operations or indirectly affecting those sectors where we have clients.
D4-Technological change:
Together with corporate clients that rely on

UBS to finance their activities in

a range of sectors,
UBS may

be both

directly and

indirectly exposed

to technological

changes.

UBS analyzes

changes, such

as the

rise of
electric vehicle

and battery

technologies in

the automotive

sector, or

energy storage

technology advancement

impacts
on the power utility sectors, through scenario analysis approaches.
Climate-driven risks
R1.1-Credit risk:

We assess

the potential

impact of

climate-driven risks

on UBS

through counterparties

’

ability to

repay
their debt and our ability to fully recover the value of

the loan in the event of a default, due to collateral

devaluation.

Sustainability Report 2024
| Environment

R1.2-Market & Treasury risks:
We assess the potential impact

of climate-driven risks on the

value of our financial

assets,
by

altering

or

revealing

new

information

about

potential

future

economic

conditions

or

the

value

of

real

or

financial
assets, resulting in downward price shocks and an

increase in market volatility.
R1.3-Liquidity

risk:
We

assess

the

potential

impact

of

climate-driven

risks

on

liquidity

adequacy,

buffers

and

funding
conditions directly or indirectly through our ability to raise funds and liquidate assets and / or our customers’ demand for
liquidity.
R2-Reputational: We assess the potential impact of climate-driven risks caused by unfavorable perception, or a lessening of our reputation, from the point of

view of clients, industries, shareholders, regulators, employees or the general public, which may

lead to

potential financial losses

and /

or loss

of market share. Reputational

risk is

considered across all

business
activities,

transactions,

and

decisions

and

includes

sustainability-related

reputational

risks,

such

as,

for

example,
greenwashing risk.
R3.1-NFR

Continuity:
Our

business

continuity

is

associated

with

climate-sensitive

investments

and

businesses.

We
understand

the

UBS

sustainability

impact,

and

risks

and

opportunities

that

affect

our

value

and

the

operational
environment.

We

plan

and

create

strategic

direction,

develop

tangible

and

measurable

targets,

and

link

these

to
operations development
.

R3.2-NFR Compliance:
Climate-driven operational

risk may

increase with

regulatory compliance

and liability.

The aim

is
to

improve

the

firm’s

risk

profile

through

a

more

effective

and

efficient

compliance

function

focused

on

the

most
important risks. We identify, manage, and mitigate these

risks to avoid material impact on UBS.
R4-Business:
We assess

the potential

non-financial impact

on UBS from

inadequate or

failed internal processes,

people
and systems and / or externally

due to physical climate

events or stakeholder legal

action. UBS mitigates the above

risks
with global operations and interregional capabilities to provide business.
›
Refer to the “Managing sustainability and climate

risks” section of this report for more details about climate-related risks

Sustainability Report 2024
| Social

Social
People and culture make the difference
Driving sustainable performance

We are

dedicated to being

a world-class employer

for talented individuals

across all our

markets and a

place where people
can

unlock

their

full

potential.

Our

global

presence

in

51

(2023:

52)

countries

and

jurisdictions,

combined

with

the
expertise of 110,323 employees

worldwide, helps to position

us to create better

outcomes for our clients,

communities
and colleagues.

Our employees execute our business strategy and deliver on

our client promise. We therefore aim to attract, develop

and
retain employees who

have the capabilities,

potential and mindset

to help us

achieve those aims.

Corporate citizenship
principles are embedded

into our employment

practices, for example

in the benefits

we offer and

in our

fair pay practices.
As a founding member of the World

Economic Forum’s Good Work Framework, we partner with like-minded companies to develop and implement metrics that support high-quality

work worldwide.
›
Refer to the “Driving social impact” section of

this report for more information about our community

impact and employee
volunteering activities
›
Refer to the Supplement to this report, available at ubs.com/sustainability-reporting , for more information about our workforce
The three keys and our corporate culture
Our culture is grounded in

our three keys to

success: our Pillars, Principles and

Behaviors. These keys support our business
decisions

and

our

approach

to

people

management.

Bringing

together

two

global,

systemically

important

banks

and
building

a

unified

culture

across

our

combined

organization

continued

to

be

top

priorities

in

2024,

overseen

by

a
dedicated culture

integration forum.

In addition,

the Corporate

Culture and

Responsibility Committee

of the

Board of
Directors (the BoD) monitors and reviews the activities related to the development of the Group’s corporate culture.
›
Refer to ubs.com/global/en/our-firm/our-culture.html

for more information about our three keys to success
›
Refer to the “Governance” section of

this report for more information about key governance

bodies pertaining to ESG matters

Sustainability Report 2024
| Social

We support

culture-building through a

number of

Group-wide, divisional and

regional initiatives. Examples

of that

include
our Group Franchise Awards program,

which recognizes employees for cross-divisional

collaboration and for suggesting
innovation or simplification

ideas.

Our global peer-to-peer

appreciation program, called

Kudos, acknowledges colleagues’
exemplary behavior, promoting

excellence, fostering

belonging, and increasing

engagement and employee

satisfaction.
Launched in 2024, a global initiative called Crafting our Future uses interactive in-person sessions to ensure leaders at all levels are aligned with our strategic priorities and our culture.
Hiring, developing and retaining talent
In

2024,

we

hired

a

total

of

8,525

(2023:

11,435)

external

candidates

across

the

Group

and

developed

2,168
(2023: 3,720) graduates and other

trainees, apprentices and interns in various

programs. The difference

in year-on-year
external

hiring

numbers

was

largely

due

to

prioritizing

internal

mobility

in

our

talent

sourcing

processes

along

with
proactive internal recruiting efforts.

We are one of the largest providers of multi-year apprenticeships in Switzerland. We also sponsor a multi-year apprenticeship program in the UK and summer internship and work-study programs in the US,
EMEA, Asia Pacific and Switzerland.

›
Refer to the Supplement to the UBS Group Sustainability

Report 2024 and to
ubs.com/global/en/careers/awards.html

for
employer ratings and recognitions
We are committed to offering hybrid working options wherever possible. In 2024, most employees were eligible to work partially

from

home,

depending

on

their

role,

regulatory

restrictions

and

location,

along

with

divisional

or

functional
requirements. Such arrangements, along with options such as flexible locations or hours, part-time working, job sharing
and partial retirement,

support employee engagement and retention and help

us attract a wider range of candidates.
Our talent

management approach

includes structured

talent and

succession reviews

to help

us identify

future leaders,
ensure

business

continuity

and

proactively

manage

employee

development.

In

this

respect,

cross-divisional

and
international mobility for early-career talent, mid-career professionals and senior leaders is a central element. Our Group-
wide talent offering is supplemented by programs in the business divisions, functions and regions. These programs cater
to a broad audience ranging from senior leaders to emerging

junior talent. We also offer targeted development for new
and

experienced

line

managers.

Regular

leadership

events

align

business

heads

with

our

strategy

and

further

our
corporate

and cultural

integration.

Our Win

As One

Team

initiative,

for example,

empowers

leaders to

cultivate

high-
performing teams that embody our core values and uphold the

highest standards of behavior.
Our Career Navigator platform supports internal mobility with a suite of self-service tools and resources to explore career paths, search for jobs and short-term rotation opportunities, and connect with mentors. Furthermore, line managers are
expected to support both individual development

and internal mobility. In 2024,

52.6% (2023: 38.8%) of all roles

were
filled by internal candidates.
Internal

training

is

delivered

via

our

UBS

University

platform.

The

offering

includes

client

advisor

certification

and
regulatory, business

and line

manager training

alongside modules

on culture,

sustainable finance,

artificial intelligence,
data

literacy,

well-being

and

other

topics.

Launched

in

2024

in

collaboration

with

a

leading

US

university,

our

new
sustainability

investment

program

gives

professionals

across

the

firm

the

knowledge

and

tools

they

need

to

make
sustainable

investment

decisions

that

may

lead

to

higher

risk-adjusted

returns.

In

addition

to

internal

training,

we
partnered with a leading external provider in 2024 to offer

thousands of additional learning opportunities to all staff.

All employees are

required to meet

initial and

ongoing training and

competency requirements appropriate to

the activities
they undertake on

the firm’s

behalf. Furthermore,

we may

require employees

to complete mandatory

or business-required
training, in line with our mandatory learning policy.
We

invested

approximately

USD 0.1bn

in

training

in

2024,

with

permanent

employees

completing

more

than

3.0m
learning activities (including

mandatory training on

compliance, business

and other

topics). This equated

to an average
of 24.8 (2023: 15.3) training hours per employee.
Performance management
Our performance

management approach

(MyImpact) reflects

our strategy

and supports

our high-performance

culture.
Annually,

employees

set

objectives

that

foster

accountability,

translating

business

objectives

into

outcome-focused
individual objectives and further aligning

the organization to what matters most.

All employees also receive a specific risk
objective

that

reflects

how

we

manage

risk

and

supports

a

strong

and

proactive

risk

culture.

We

consider

both
performance-

and behavior-related objectives because we value what an employee accomplishes and how our behaviors
– accountability with integrity,

collaboration and innovation – are demonstrated.
An embedded feedback

app enables employees

to give and

receive feedback in

real time throughout

the year, supporting
continuous improvement and

course correction where

needed.

In 2024, more

than 371,000 (2023:

296,330) instances
of feedback were given

across the combined organization.

Annual performance reviews evaluate employees

against their
objective

outcomes,

feedback

and

behavior,

and

100%

(2023:

100%)

of

eligible

employees

received

a

performance
review for the year.

Sustainability Report 2024
| Social

Employee engagement

Our employees

want to

be heard

and to

be involved

in shaping

their daily

experience. As

such, we

offer opportunities
throughout

the

year

for

employees

to

connect

with

management

and

provide

feedback

on

topics

such

as

strategic
alignment, employee

engagement, well-being,

our work

environment and

line manager

effectiveness.
As an

example,
initiatives such as our regular “Ask the CEO” event

give employees the chance to learn about (and ask questions

about)
topics such as strategy and direction.
Our multi-faceted employee listening strategy

is adaptable and captures feedback in a timely way. We conduct employee lifecycle surveys, short “pulse” surveys

to understand what is on top of employees’ minds and in-depth analyses,

such as
virtual focus

group sessions.

In 2024, those

conversations

allowed participants

from every business

division and

function to
share their perspectives and

insights on the

integration and provided employee sentiment data

points to track

progress.
Group-wide surveys

measure cultural

indicators,

such as line manager

effectiveness and

employee engagement.

Our 2024
Group-wide survey,

which had

a

77% employee

response rate,

assessed indicators such

as

line manager

effectiveness,
engagement,

culture

and

pride.

An

engagement

score

of

83%

in

that

same

survey

confirmed

that

our

employees
recommend us as an employer. All of these scores

were above the financial services

benchmark.
1
We continue to strive to
be an employer

of choice in

the financial

sector.
Employee representation
In addition to seeking out employee

feedback, we maintain an open

dialogue with our formal employee

representation
groups. Our Human

Rights Statement and our

Code of Conduct

and Ethics (the

Code) outline our

responsibility to respect
the rights of our workers. The

UBS European Employee Forum and the European Works Council,

Credit Suisse Group AG
include representatives

from

all European

Union Member

States where

the UBS

Group

has a

presence.

They consider
topics

related

to

our

performance

and

operations.

Local

works

councils

consider

benefits,

workplace

conditions

and
reorganizations,

among other topics. Collectively, these groups represent 52.0% (2023: 51.5%)

of our global workforce.
Where applicable, our operations are subject to

collective bargaining agreements. Benefits are aligned with

local markets
and often go beyond legal requirements or market practice.
Fair and equitable pay

Fair and consistent

pay practices are designed

to ensure that employees

are appropriately rewarded for their

contribution.
We pay for performance, and we take pay equity

seriously. We have embedded clear commitments in our compensation policies and practices

and apply the

same fair pay

standards across

all locations.

We annually

review our approach

and
policies, in line with established equal pay methodologies, to support our continuous improvement.
As part of our commitment to equal pay, we regularly conduct internal reviews on pay equity, and our statistical analyses
show a differential

between male and

female employees in

similar roles across

our core financial

hubs of less than

1%.
If we find any gaps not explained by business or by appropriate employee factors such as role, responsibility, experience,
performance or location, we look at the root causes and

address them.
We also aim to ensure that all

employees are paid at least a

living wage. We regularly assess employees’

salaries against
local living wages,

using benchmarks

defined by the

Fair Wage Network.

Our analysis in

2024 showed that

employees’
salaries were at or above the respective benchmarks.

›
Refer to the UBS Compensation Report 2024, available

at
ubs.com/annualreporting , and to ubs.com/sustainability-reporting for our 2024 UK Gender & Ethnicity Pay Gap Report

Employee support
We are committed to being a responsible employer and to caring for our employees. That is one reason we offer flexible working arrangements

and promote

employee health

and well-being.

Social, physical,

mental and

financial well-being
elements

are

woven

into our

HR policies

and

practices.

For example,

our

support

for

employee

well-being

includes

a
range of programs,

benefits and workplace

resources, along with

a specialized eLearning curriculum

to help employees
better manage their health, foster well-being and strengthen their resilience. A dedicated well-being portal

consolidates
our global offering and promotes regional

networks, initiatives and resources.
In

2024,

employees

across

the

firm

participated

in

virtual

fitness

challenges,

mental

health

initiatives,

volunteering
activities and financial education events,

and everyone had access to

a specialized mindfulness app. We

also progressed
with our #WorkingWithCancer commitment through a

mentorship program,

informational sessions and coffee corners.
Benefits and assistance

All our employees have access to competitive benefits, such as healthcare, well-being and retirement benefits, insurance
(such

as

life

and

disability

insurance)

and

flexible

leave

policies,

where

applicable.

All

employees

are

also

covered

by
policies

to

protect

against

employment

injury

or

disability.

Parental

leave,

including

adoption

leave,

is

available

to

all
employees, as indicated in local HR policies, and all locations offer family-related leave. Benefits

are set in the context of
local market practice and are regularly

reviewed for competitiveness.
1

Benchmarks provided by Ipsos Karian and Box as of the third quarter of 2024.

Sustainability Report 2024
| Social

Employee assistance programs and

internal teams help employees

and their family members

manage personal or work-
related issues that may affect their

well-being. The absentee rate of

the UBS Group excluding Credit Suisse in

2024 was
2.1%

(2023:

1.9%)

globally

and

Credit

Suisse’s

absentee

rate

was

2.4%

(2023:

2.3%)

of

total

scheduled

days

in
Switzerland 1
, according to the number of illness or accident absences recorded in the respective self-service HR tools.
Should

business

or organizational

circumstances

arise

that

lead

to employee

redundancy,

we

offer

redeployment

and
outplacement

services

with

a

focus

on

redeployment

within

UBS.

We

believe

these

measures

help

skilled

employees
affected

by restructuring

to

favorably

position

them

in

the

labor

market.

Employees

considering

retirement

also

have
access to various resources to help prepare them for this

transition.
›
Refer to the “Health and safety statement”, available

at
ubs.com/sustainability-reporting , for more information about UBS’s health and safety statement
›
Refer to ubs.com/employees,

for more information about benefits and assistance
Equal opportunities and whistleblowing

We provide equal employment

and advancement opportunities for

all individuals.

We are an equal

opportunity employer,
and our policies do not tolerate

harassment of any kind. We

have measures in place

to prevent discrimination,

bullying,
victimization,

harassment

(including

sexual

harassment)

and

retaliation,

along

with

an

anti-harassment

representative
who independently reviews relevant training,

policies and protocols.
Employees are

encouraged to raise

concerns openly

and to report potential

violations of the Code.

Group-wide, staff

have
multiple ways, including a telephone hotline and an online whistleblowing form that offers confidential and, if preferred,
anonymous ways, to raise concerns about

any potential breaches of laws,

regulations, rules or other legal requirements,
policies, professional standards, sexual misconduct or harassment, or any violation of the

Code. We do

not tolerate any
form of retaliation

against any employee

who reports

a concern that

they reasonably

believe is a

breach or violation.
Workforce inclusion
We are committed to being a diverse

and inclusive workplace based on meritocracy, and

aim to build a culture of

belonging
where all employees

are recognized and valued,

and where everyone can

be successful and thrive.

At UBS, we aim

to hire and
retain the best people for the

right roles, to deliver for our

clients, our businesses, our shareholders and

the communities we
serve. In order to achieve this, we have a diverse workforce with a variety of skills, experiences and backgrounds that reflects the diversity of our clients to serve them at our best. It is also critically important to us that we respect an environment where all our employees are treated

fairly and able to reach

their potential. In every location in which

we operate, we continue to

act
in accordance with the current

law and regulations and will monitor

any changes to ensure we remain

consistent.

›
Refer to the “Supporting opportunities” section

of this report for more information about our clients
›
Refer to the “Driving social impact” section of

this report for more information about the topic of

community and society
›
Refer to the “Managing our supply chain responsibly”

section of this report for more information about our

suppliers
Our

workforce

inclusion

strategy

is built

on

four

pillars:

transparency,

hiring,

developing

and

belonging.

We

leverage
these four pillars

to help support

our entire workforce

across a variety

of personal characteristics

including, but not

limited
to, gender,

culture, race,

ethnicity, sexual

orientation and

identity, disability,

family, veteran

status, and

generations, to
create an inclusive culture for everyone.
Transparency
Transparency

is the foundation framework through which we enable leaders to deliver the strategy, and everyone is held
responsible.

We

leverage

various

communication

channels

and

line

manager

objectives

to

drive

awareness,
benchmarking,

thought

leadership

and

feedback

to

inform

the

strategy,

and

data

monitoring

with

respective
characteristics, including management dashboards and

toolkits, to support our entire workforce.

In

2024,

26.7%

(2023:

37.5%)

of

members

of

the

GEB

41.7%

(2023:

33.3%)

of

members

of

the

BoD, and

33.8%
(2023: 30.3%) of senior managers who reported directly to a

member of the GEB were female employees.
Our workforce

inclusion strategy

is reinforced

by our

public commitments

to support

all employees,

including, but

not
limited to, the UN Women’s Empowerment Principles,

the Valuable 500 and the Race

at Work Charter (UK). Of particular
note

is

our

commitment

to

the

Valuable

500,

a

global

business

collective

of

CEOs

and

their

companies

focused

on
advancing

disability

inclusion

that

we

have

partnered

with

since

2021.

Disability-focused

initiatives

in

2024

included
making

improvements

to our

recruitment

processes

for

candidates,

sponsoring

disability-focused

employee

networks,
enhancing training and

awareness efforts for

all employees, and

continuing to increase

physical and digital

accessibility
for employees and clients alike.
›
Refer to the Supplement to this report, available at ubs.com/sustainability-reporting , for more information about our workforce
1

Credit Suisse data reflects only Swiss absences.

Sustainability Report 2024
| Social

Hire
We aim to hire

the best people for

the right roles with

meritocracy at the

forefront of any

decision we make, to

deliver
for our clients,

our businesses, our

shareholders and

the communities

we serve.

We offer

a wide range

of programs to
attract a diverse talent slate. Our junior talent programs, such as our apprenticeship programs in Switzerland and the UK
and

our

global

internship

program,

prepare

young

talent

for

successful

careers

with

us.

Our

UBS

Career

Comeback
program supports candidates on career

breaks who want to re-enter the corporate

world.
›
Refer to the Supplement to this report, available at ubs.com/sustainability-reporting
, for more information about our workforce

Develop
We

provide

employees

the

visibility

and

opportunities

to

enable

successful

and

thriving

careers.

Mentorship

and
sponsorship, embedded in

(and supplemental to) talent

development programs

help ensure employees

have a range

of
development

opportunities.

Through

a

mix

of

online

and

in-person

training,

self-directed

learning

and

coaching,

we
further support our employees’ career journeys and aspirations. For example,

in 2024, our Growth Alignment Experience
for Associate Director-

and Director-level employees in the US doubled in size

to 100 participants, who had applied to be
part of the program. Over a six-month period, participants worked with external coaching professionals to enhance their
strategic

planning

skills,

expand

their

networks

and

build

connections.

Employees

in

the

UK

and

Switzerland

at

the
Authorized Officer,

Associate Director

and Director

levels were

offered

programs including

Not in

Your

Image, a

nine-
month career development program for building

skills and leadership readiness.
In the

US, we

work with

the Executive

Leadership Council’s

Institute for

Leadership Development

and Research,

along
with organizations like the Hispanic Association on Corporate Responsibility,

to support leadership-development-focused
opportunities across our workforce,

facilitating individual growth that in turn builds our talent pipeline.

Belong
A sense of

belonging helps

drive engagement

and is important

for overall

well-being. Inclusive

leadership and

fair and
transparent policies and practices provide organizational support for belonging, and vital to these efforts are our various
employee network chapters

across the firm

that connect employees

on a variety

of employee-led topics. Our

networks,
which are open to

all employees, also supplement

members’ awareness, development

and support through

mentoring,
reverse mentoring and allyship programs.

›
Refer to ubs.com/inclusion,

for additional information about inclusion topics

and status
›
Refer to ubs.com/employees or ubs.com/careers,

for more topics of interest to employees and potential

applicants

Sustainability Report 2024
| Social

Driving social impact

We aim

to support

the transition to

an economy

that considers

the well-being

of people

and planet.

Through the

UBS
Optimus network

of foundations

(the UBS

Optimus Foundation),

which is an

independent network,

and in

partnership
with

philanthropists,

employees,

implementation

organizations

and

institutional

partners,

we

want

to

find

innovative
ways to drive systemic and catalytic impact

for marginalized communities at scale, both globally and

locally, especially for
children and young people. In 2021, we set a goal of mobilizing USD 1bn in philanthropic capital (which was reached in
2024) and reaching more than 26.5 million people by the

end of 2025 (cumulative total since 2021).
We know

working together

is key

to achieving

this impact

and systemic

change. That

is why,

in addition

to providing
insights, advice

and execution

services to

clients and

prospective clients,

we have

increased our

efforts in

the areas

of
blended

finance,

collaborative

philanthropy

and

impact

transparency.
1

In

blended

finance,

we

have

facilitated
opportunities and

partnerships

in innovative

financing structures

leveraging public

and private

capital. In

collaborative
philanthropy, we

have brought

together clients

and partners

on joint

initiatives addressing global

issues, such

as improving
the quality of primary school education

in Ghana and Colombia. Additionally,

our new impact rating tool,

introduced in
2024, simplifies

assessment

of impact

across projects,

sectors

and solutions,

aligning

with established

methodologies,
such as the Impact Management Project’s dimensions of

impact.

Our clients and partners are invited to be part of our impact ecosystem by supporting various initiatives and approaches.
Blended finance
The

UBS

Optimus

Foundation

partners

with

clients,

governments,

development

finance

institutions

and

our

business
divisions to promote

and launch blended

finance initiatives that use

catalytic capital from

public and philanthropic

sources
to increase private-sector investment in sustainable development.
UBS Collectives
Our

three
UBS

Collectives

bring

philanthropists

together

to

co-fund

programs,

share

knowledge

and

join

a

unique
learning journey. This

includes insight trips,

where the philanthropists

work and exchange

knowledge with experts

and
experience the impact on the ground.
The UBS Collectives

were launched in 2020 and focus on issues

central to our strategy: innovative financing of education
and health outcomes (the
UBS Accelerate Collective
), catalyzing the

blue-carbon market (the
UBS Climate Collective
), and
promoting and implementing family-based care (the UBS Transform Collective ). The first cohorts concluded their journey at the end of 2024, contributing their time and expertise to support 23 UBS partners across eight countries.
›
Refer to the UBS Optimus Foundation Annual Review

2023, available at
ubs.com/optimus-foundation/annual-review, for more
information

UBS Global Visionaries
Through

our UBS

Global Visionaries

program,

we aim

to accelerate

the impact

of social

entrepreneurs

by: (i)

creating
opportunities

for

the

entrepreneurs

to

connect

with

our

clients,

prospective

clients

and

employees;

(ii) increasing

the
entrepreneurs’

abilities

through

learning

and

coaching

programs;

and

(iii) raising

awareness

of

the

entrepreneurs’
endeavors by leveraging our

brand and platforms. Since

the program started in

2016, we have onboarded

and supported
90 entrepreneurs to accelerate their impact.
Helping our clients structure their philanthropy: donor

-advised funds
Donor-advised funds offer clients

an alternative charitable-giving vehicle

to set up

their own foundations, offering

greater
choice and personalization,

and are managed

in line with

their usual investment

approach. UBS

offers these

services in
Switzerland, Singapore, the UK and,

since 2023, the Hong Kong

SAR. In 2024, USD 329m in

donations was received into
these UBS charitable entities (2023: USD 318m). 2,3
The UBS Optimus Foundation
In

2024,

the

UBS

Optimus

Foundation

raised

USD 366m

in

donations

(2023:

USD

328m),

including

UBS

matching
contributions, and committed USD 310m (2023: USD 306m)

in grants from the foundations.
2,4
In

2024,

the

UBS

Optimus

Foundation

celebrated

its

25th

anniversary

by

launching

four

initiatives
5
that

build

on

our
achieved impact and

strategic partnerships. These

initiatives will be

supported by a

USD 25m gift from

UBS that will

be
used to provide matching contributions of up to 100%
6
and seed capital to launch them.
In addition to

mobilizing our clients’

resources to advance

the missions of

our portfolio of

partners, we also

seek to ensure
both

the

firm

and

employees

are

engaged

in

our

Social

Impact

strategy.

We

do

this

mainly

through

charitable
contributions and employee volunteering.

Sustainability Report 2024
| Social

Charitable contributions
We have

provided direct

cash contributions

through

our affiliated

foundations

in Switzerland,

through partnerships

in
the communities where we

operate and through contributions

to the UBS Optimus

Foundation. The combined value

of
these contributions in 2024 was USD 74m.
Employee volunteering
We have global

targets for employee

engagement through volunteering,

which are built

from the bottom

up and on

a
best-efforts basis. In

2024, we successfully engaged

32%

of our global

workforce in volunteering (2023:

38%), and 39%
of the 230,258 volunteer hours were skills based (2023:

45% of 199,633 volunteer hours).
7,8
1
Currently, our impact transparency focus is on ensuring that all grants and investments supported by the UBS Optimus Foundation undergo consistent and transparent diligence, approval, management and reporting processes, in line with industry standards.
2
Figures provided for

the UBS Optimus

Foundation and

donor-advised funds

are based on

unaudited management accounts

and information available

as of January

2025.

Audited financial statements

for the UBS
Optimus Foundation and donor-advised foundation entities are produced and available per local market regulatory guideline.
3

2023 figures exclude Credit Suisse.
4

The UBS Optimus Foundation receives donations from all of the business divisions,

with the majority coming from Global Wealth Management.
5

Blue economy, innovative financing in tertiary education, scaling primary education and reaching the last mile for quality health care.
6

100% up to USD 10,000 and 25% thereafter.
7

2023 figures exclude Credit Suisse-led volunteering programs.
8

Reported employee volunteering hours include volunteering activities completed both during and outside of working hours. In the

case of hours committed outside of working hours,

in line with Business for Societal
Impact (B4SI) guidelines, these are only counted where volunteering can be attributed to UBS support or encouragement for the employee to commit their time.

Sustainability Report 2024
| Social

Charitable contributions
UBS’s

overall

charitable

contributions

are

measured

using

the

Business

for

Societal

Impact

(B4SI)

framework

and

are
broken down as follows.
1
Cash
This category

includes direct

cash contributions

from the

firm, including

through partnerships

in the

communities that
we

operate

in, support

given

through

its

affiliated

foundations

in

Switzerland

and

contributions

to

the

UBS

Optimus
network of foundations.
2
Employee time
This is the cost to UBS of

the time that employees spend

on community programs during working

hours. It is calculated
by multiplying the number of volunteer hours during working

hours by the average hourly salary.
In-kind
These are contributions

of products, equipment,

services and other

non-cash items from

UBS to communities,

primarily
the cost of making our premises available to our partner charities for events.
1

From 2024, all

charitable contributions reporting

has been integrated,

reflecting contributions made

across the UBS Group.

The

2023 and 2022

comparative figures reflect

contributions made across

UBS AG pre-
integration of Credit Suisse.
2

All direct cash contributions

are recognized on a

cash rather than accrual

basis. Separately,

we recognize contributions made

by the UBS Optimus

network of foundations

on an accrual basis,

reflecting committed
grants made in the reporting period. The cash contribution does not include contributions totaling USD 5.8m in 2024 that are required by law (in India and South Africa). This is consistent with B4SI methodology. Lower
cash contributions in 2023 compared with

2022 were due to the

decision to exclude business-related

contributions, since these are

donations made outside of our

strategic social impact strategy

and do not support
the longer-term impact we are striving to achieve with our strategic grantee and volunteering partners.
Contributions by type (UBS Group AG consolidated)
1
USD m
2024 2023 2022
Cash contributions
2
73.90 62.58
76.15

Time contributions 23.13 16.64
15.53

In-kind contributions 0.01 0.08
0.06

Total 97.05 79.30
91.74

1

From 2024, all charitable contributions reporting

has been integrated, reflecting contributions

made across the UBS Group.

The

2023 and 2022 comparative figures

reflect contributions made across UBS

AG pre-
integration of Credit Suisse.

2

All direct cash contributions are recognized on a cash rather than accrual basis. Separately, we recognize contributions made by the UBS Optimus network of foundations on an accrual basis, reflecting committed grants made in the reporting period. The cash contribution does not include contributions totaling USD 5.8m in 2024 that are required by law (in India and South Africa). This is consistent
with B4SI methodology. Lower cash contributions in 2023 compared with

2022 were due to the decision to

exclude business-related contributions, since these are donations made outside of our strategic social impact
strategy and do not support the longer-term impact we are striving to achieve with our strategic grantee and volunteering partners.

Sustainability Report 2024
| Social

Respecting human rights
UBS is

committed to

respecting and

promoting human

rights, as

set out

in the

UN Guiding

Principles on

Business and
Human Rights.

When assessing

the firm’s

potential

human rights

impacts,

we focus

on three

key stakeholder

groups
(employees, clients and vendors), as well as society at large.

›
Refer to the “General information” section of

this report for more information about our interactions with stakeholders,

including
civil society groups
Employees :

UBS is committed to

respecting human rights

standards through its

human resources policies

and practices,
and to meeting the

obligations that a

responsible company is required

to comply with.

These are reviewed

on a regular
basis in an effort to make sure we continue to respect human and labor rights.

›
Refer to the “People and culture make the difference” section above and to “Key policies and practices”

in the appendix to this
report for more information about UBS’s human resources policies and practices

Clients :

UBS aims to provide

its clients with innovative

investment solutions on

themes related to

human rights, such as
health, education, gender and / or equality. In

addition, we take human rights risks into account in

solutions that address
a broader range of

sustainability issues. We

identify and manage

actual and potential adverse

impacts on human rights
to which

our clients’

assets

and our

own assets

are exposed,

most notably

through

our sustainability

and climate

risk
policy

framework

(including

human

rights).

Our

clients

also

have

access

to

solutions

that

help

them

to

realize

their
philanthropy goals, including those related to human rights.
›
Refer to the “Strategy”

section of this report for more details about our sustainability and impact strategy, key aspirations and
progress

›
Refer to the Supplement to this report, available at ubs.com/sustainability-reporting , for more information about the
“Sustainability and climate risk policy framework”, including

SCR assessments undertaken in 2024 (including

human rights-
related)
›
Refer to the “Driving social impact” section of

this report for more details about our approach to philanthropy services
Vendors :

UBS is committed to reducing the negative societal impacts of the goods and services it purchases. That is why, when we

are establishing

new contracts

or renewals,

we identify

high-impact vendors

based on

whether they

provide
goods and services that either have a

substantial social impact or are sourced

in markets with potentially high social risks.
Vendors that

do not

meet the

minimum applicable standard,

because they are

associated with actual

and potential

human
rights risks, have to agree to and comply with a remediation plan before signing a contract with us.
›
Refer to the “Responsible Supply Chain Standard“ and

the “UBS Supplier Code of Conduct” for

more details about our responsible
supply chain management and assessments, available

at
ubs.com/sustainability-reporting , for more information
UBS’s human-rights-related

commitments and

actions are

set out

in the

UBS Human

Rights Statement.

The statement
shows the structures (governance and policies) and

mechanisms (procedures and processes) UBS has in

place to support
its

commitments.

UBS

also

publishes

a

Modern

Slavery

and

Human

Trafficking

Statement

pursuant

to

the

UK

2015
Modern Slavery Act and to the Australian 2018 Modern

Slavery Act.

›
Refer to the UBS Human Rights Statement and the

UBS Modern Slavery and Human Trafficking Statement, available at
ubs.com/sustainability-reporting, for more information
›
Refer to the Supplement to this report, available at ubs.com/sustainability-reporting , for more information about “UBS Group’s approach to the Swiss Ordinance on Due Diligence and

Transparency in relation to Minerals and Metals from Conflict-Affected
Areas and Child Labor”

Sustainability Report 2024
| Social

Cyber and information security

At UBS,

the

security

of our

clients’

assets

and

data

is

one

of our

top

priorities.

As cyber

threats

to systems

and

data
increase in volume and

sophistication, we continually

focus resources and investments

on critical cyber and

information
security capabilities, with specialist teams working to safeguard our clients’

assets and data.
Our principles and policies guide

how we develop and deploy

technological solutions. The cyber and information security
(CIS) program is

designed to identify,

prevent, detect and

respond to CIS

events, with the

goal of maintaining

the integrity
and availability of our technology infrastructure. Appropriate technical and organizational measures are implemented

to
ensure that data remains

confidential and protected

against accidental, unauthorized

or unlawful destruction, and

loss,
alteration, disclosure or access.
Additionally, UBS has

a Group-wide incident

response process designed

to detect, investigate,

and respond

to information
security threats and incidents

that have a potential

impact on UBS systems

and data. This process enables

any UBS person
to report

incidents and

data breaches,

and it

also includes

processes such

as notifying

impacted clients

about

relevant
incidents, in line with all applicable laws and regulations.
In 2024,

we have

enhanced the

CIS awareness

and education

program for

all UBS

employees and

external workforce,
including an increase in staff testing, refreshed mandatory training, including for highly privileged users, and a firm-wide
Cyber Awareness Month campaign.
›
Refer to the “Cyber and information security”

section of UBS Group Annual Report 2024, available

under “Annual reporting” at
ubs.com/investors, for more information
Helping clients stay cybersafe
UBS

invests

in

critical

cyber

and

information

security

capabilities

to

protect

clients'

assets

and

data

and

provides
cybersafety tips through its website and mobile applications.
›
Refer to Cyber Security at UBS for more information,

available at
ubs.com/global/en/our-firm/cybersafe.html , and to
Cybersecurity, information security and data privacy at UBS, available at ubs.com/global/en/sustainability-impact/sustainability-
reporting.html

Sustainability Report 2024
| Supporting opportunities

Supporting opportunities
Our sustainable finance ambitions

Finance has

an important

role to

play as

companies and

individuals consider

how best

to approach

the transition

to a
more sustainable, lower-carbon

world. Banks and

investment managers

can support this

transition by

allocating capital
effectively and efficiently and helping to mobilize the

vast amounts of investment and financing required. In

addition, we
are committed to

supporting our clients’

sustainability ambitions, whether their

focus is on

reducing the carbon

emissions
footprint of their businesses or portfolios or on encouraging a fairer and more prosperous society.
We provide

a broad

range of

sustainability and

impact products

and services

across our

core business

areas, targeting
four key objectives in serving our clients:
–
The power of choice:

we want to give

our investing clients

the choices they

need to meet

their specific sustainability
objectives.

–
An

orderly

transition:

we

aim

to

support

our

clients

through

the

world’s

transition

to

a

low-carbon

economy,

for
instance, by offering innovative sustainable financing and

investment solutions.

–
Managing risks

and identifying

opportunities: we

offer research

and thematic

insights, as

well as

data and

analytics
services. Combined with targeted

advice, these are designed to

help clients better understand

and mitigate risks and
identify new opportunities.

–
Making

sustainable

finance

an

everyday

topic:

we

want

to

make

sustainability

topics

tangible

throughout

our
interactions with clients. To help us do that, we provide support in the form of tools, platforms and education.
Assessing sustainable finance opportunities
The regulatory environment continues to evolve, and so do the associated business and investment opportunities for our clients, as well as for us. As part

of the UBS Group sustainability and impact annual strategic review and objective setting process, our business

opportunities are assessed

on a Group

and divisional level

and also through

a topical lens

(e.g. in
thematic priority areas, such as climate, nature or impact).

Furthermore, since 2021

we have performed

a dedicated

climate opportunities materiality

assessment on an

annual basis,
looking at financial and impact materiality related

to our firm-wide climate-related product and

services offering. In order
to ensure that climate aspects are reflected in

our forward-looking business strategy, business divisions formulate specific commercial objectives for climate during the objective-setting process.

›
Refer to “Supporting our approach to climate – climate-related materiality assessment”

in the “Environment” section of this
report for a description and results of the climate opportunities materiality assessment
Our approach to sustainable finance

It is important

to set out

how we define

sustainable finance,

as no uniformly

accepted definition

currently exists

in the
financial industry.

In accordance

with our

ambitions, our

sustainable finance

product offering

is organized

across three
key areas:
– Investing
: sustainable investing solutions for private and institutional investors;
–
Financing
: sustainable financing solutions for real estate and corporate purposes;

and
–
Research, advisory,

data, platforms

and client

interactions
: solutions

guiding our

clients on

their sustainability
objectives, such as sustainability-related analytics, scoring, reporting, tools and client support through our interactions with them.
Sustainable investing
Our approach to

sustainable investing is

defined in our

Group Sustainable Investing

Policy.

For us, sustainable

investing
includes any product or service with

an underlying investment strategy that, in

addition to targeting market-rate financial
returns, aims to explicitly:

i) align with one or more specific sustainability-related objectives;

or

ii) contribute to achieving one or more specific sustainability

-related objectives,

while also considering

corporate governance

factors (e.g. sound management

structures, remuneration of

staff and tax
compliance) and potential adverse impacts on broader sustainability,

where relevant.

Our sustainable investing approaches are “Sustainability focus” and “Impact investing”. These categories,

as they stand,
are part of our global sustainable investing framework,

which is not tailored to or defined by

any specific local regulatory
requirements or definitions. Specifically, the “Sustainability focus” approach refers only to our framework definition, and not to existing regulations.

Sustainability Report 2024
| Supporting opportunities

The way that we define sustainable investing is being review ed to ensure that it appropriately considers evolving

market
practice, client expectations and relevant regulatory guidance. For an investment product or service to

be considered part
of our

sustainable

investing

offering,

the

explicit

alignment

with or

contribution

to

one

or more

sustainability-related
objectives must

be demonstrated

within the underlying

investment strategy.

Strategies focused

only on the

integration
of

sustainability

risks

and

/

or

exclusions

and

/

or

active

ownership,

without

a

contribution

to

sustainability-related
objectives, would not qualify as sustainable investing for

us.

Our investing approaches can be summarized as follows:
Traditional investing Sustainable investing
Sustainability focus Impact investing
–
Targets market-rate investment returns

– No explicit sustainability objectives
– Manages sustainability and all risks related to
investment performance
– May use sustainability-related tools, but these do
not drive the strategy
– Targets market-rate investment returns
– Has explicit sustainable intentions or
objectives that drive the strategy
– Underlying investments may contribute to
positive sustainability outcomes through
products, services and / or proceeds
– Targets market-rate investment returns
– Has explicit intentions to generate
measurable, verifiable, positive sustainability
outcomes
– Impact attributable to investor action and /
or contribution
›
Refer to the Supplement to this report, available at

ubs.com/sustainability-reporting
, for more information about ESG integration
and exclusion
The legacy

Credit Suisse

sustainable

investment

framework
1

(the SIF)

continues to

be in

operational

use for

portfolios
that have

not been

fully onboarded to

the UBS

product shelf.

This framework

will be

phased out over

time and

in line
with integration

progress, without

any bearing

on our established

sustainable investing

approach and

governance. We
no longer report Group-level invested assets information

associated with the SIF, as the migration is ongoing.
Sustainable financing
Our

sustainable

financing

instruments

are

governed

by

our

Sustainable

Finance

Guideline,

which

is

part

of

the
sustainability and climate risk

policy framework. The guideline

defines criteria for labeled financing

instruments (e.g. for
marketing or promotion

purposes).
The main financing instruments we offer to our clients include green,

sustainable, sustainability-linked and social bonds.
All are

subject

to specific

criteria,

aligned to

commonly

used industry

and market

standards (e.g.

those

issued

by

the
International

Capital Market

Association

(ICMA),

the Loan

Market

Association

(LMA), the

Loan Syndication

&

Trading
Association (LSTA), the Asia Pacific Loan Market Association

(APLMA)) and regulatory requirements such as the EU Green
Bond Standard (EuGB).
›
Refer to “Key terms and definitions” in the “Appendix

3 - Other supplemental information” section of

this report and to the
“Sustainability and climate risk policy framework“ section

of the Supplement to the UBS Group Sustainability

Report 2024,
available at ubs.com/sustainability-reporting
, for our definitions of sustainable bonds and

loans
Meeting diverse needs

We serve a

broad range of

clients across our

four main business

divisions. The

table below provides

an illustrative overview
of sustainable finance products and services offered to clients by each of those divisions. While a good illustration of the
breadth of products and services available to clients across UBS’s business activities, it is not an exhaustive representation
of our sustainable finance and investing

offering, which varies by jurisdiction,

booking center and client domicile,

and is
also subject to client eligibility and preference considerations. Not all products and services are available to all clients and
/ or in all regions.
1
The SIF was established in 2020 and is utilized to classify investment solutions in an effort to seek consistency and set minimum standards across different asset classes, locations and regulatory regimes.
Classification can also help match clients’ interests with relevant investment solutions. The

SIF classification does not supersede any regulatory commitment, nor does it determine or indicate whether an investment solution will be labeled as “sustainable” (or any other such term) under any given regulatory regime.

The SIF focuses on:

Exclusion: positions assessed not to be significantly involved in controversial business fields or incidents;
Integration: positions assessed to be integrating ESG into their strategy;
Thematic: positions assessed to be in alignment with specific United Nations Sustainable Development Goals (the SDGs); and
Impact: positions assessed to be explicitly and intentionally contributing toward specific SDGs.

Sustainability Report 2024
| Supporting opportunities

A sustainable finance offering for all our clients
Investing Financing Research, advisory, data analytics,
platforms and other services
Global Wealth Management – Sustainable discretionary mandates
– Sustainable modules for traditional
discretionary mandates
– Sustainable investing solutions for
advisory mandates
– Sustainable separately managed
accounts (SMA)
1
– Sustainable public market investment
funds (actively managed and
indexed)
– Sustainable private market funds
(including infrastructure and real
estate)
– Sustainable hedge funds
– Sustainable structured products
– Direct investments in sustainable
equities and bonds
– Real-estate-related
financing
2
– Sustainable investing research and
thought leadership
– Sustainability reporting
– Philanthropy solutions
– Renovation journey, tools,
partnerships and ecosystems
2
Personal & Corporate
– Sustainable discretionary mandates
– Sustainable modules for traditional
discretionary mandates
– Sustainable public market investment
funds (actively / passively managed)
– Sustainable private market funds
(including infrastructure and real
estate)
– Real-estate-related financing
– Green, social, sustainability
and sustainability-linked
bonds

– Sustainability-linked loans
–
Sustainable deposits solution

– Carbon footprint sizing
– Renovation journey, tools,
partnerships and ecosystems
– Sustainability reporting and analysis
– Sustainability research and thought
leadership
– Philanthropy solutions
Investment Bank – Thematic sustainability-related
products (e.g. carbon, climate)
– Green, social, sustainability
and sustainability-linked
bonds
– Green, social, sustainability
and sustainability-linked
loans
– ESG advisory
– ESG research
Asset Management – Sustainable separately managed
accounts (SMA)
1
– UBS sustainable public market funds
(actively managed and indexed)
– UBS sustainable private market funds
(including infrastructure and real
estate)
– UBS sustainable hedge funds
– Sustainable mandate solutions
(actively managed and indexed)
– Sustainability thought leadership
– Sustainability analytics and reporting
for clients (standardized and
customized)
Disclaimer: Sustainable offering varies by jurisdiction, booking center and client domicile and is subject to client eligibility and preferences.

Not all products and services are available to all clients.
1

Clients booked in the US.

2
Clients booked in Switzerland.

›
Refer to the “Basis of preparation”

section of the Supplement to the UBS Group Sustainability

Report 2024, available at
ubs.com/sustainability-reporting
, for details on products that are included in sustainable product metrics

Developments in 2024

–
Our total sustainable investing invested assets reached USD

296bn, representing an increase of 5% year on year.
1
–
The sustainable investing portion of our total invested assets was 4.9%
(2023: 6.3%).
2
–

In the Investment Bank, we facilitated

96 green, social, sustainability or sustainability-linked

(GSSS) bond transactions
globally (2023: 102). 3
–

We are the second

-largest manager of

open-ended funds and

exchange-traded funds (ETFs)

by sustainable investing
invested assets, using Morningstar’s classification.

1

Figures do not include invested assets classified under the Credit Suisse SIF but include invested assets of Credit Suisse portfolios, which have been migrated

onto UBS platforms and vetted against UBS’s sustainable
investing policies or merged with existing UBS sustainable investing portfolios. This process is being carried out in waves and will continue until at least the end of 2025.
2

In line with the progressing integration,

for 2024 we report the share

of sustainable investing assets as

a percentage of UBS Group total

invested assets. For

2023, we report the sustainable investing

proportion of
UBS AG total invested assets, excluding any invested assets booked by and for

Credit Suisse AG.
3

These metrics

include transactions

meeting the

UBS Sustainable

Finance Guideline,

as described

in the

”Sustainability and

climate risk

policy framework“

section of

the Supplement

to this

report, available

at
ubs.com/sustainability-reporting.

Sustainability Report 2024
| Supporting opportunities

Sustainable investing
Sustainability-oriented

public

market

funds

recorded

a

new

high

of

USD 3.2trn
1

as

of

the

end

of

December

2024,
supported by

strong market

performance in

the third

quarter.

Europe remains

by far

the largest

market, with

an 84%
market

share.

European

investors

also

continued

to

allocate

the

most

into

sustainability-oriented

funds

and

ETFs,
although

the

volume

of

inflows

decelerated

compared

to

previous

years.

Higher

interest

rates

continued

to

drive
allocations into global

fixed income and

money market investments in

2024, supporting demand

for sustainable investing
fixed income funds, which attracted the majority of sustainable investing inflows last year.
2
While sustainability-oriented funds and ETFs

continued to attract net inflows

in 2024, they were

outpaced by inflows into
traditional products

for the

first time

since 2021.

In our

view, this

was largely

driven by

the relatively

small number

of
available sustainable

fixed income

products as

compared to

equity products

specifically for

private and

retail investors.
Ongoing developments in terms of

sustainable investment product regulations

and classifications led to

continued fund
renaming

and

reclassifications

in

the

industry,

further

blurring

the

line

between

sustainability-oriented

and

traditional
investment products

offered in

the market

and allocated

by investors.

Furthermore,

in recent

years, some

jurisdictions
have developed

rules restricting

the consideration

of sustainability

factors in

investment and

business decisions.

Under
these

anti-ESG

rules,

companies

that

are

perceived

as

boycotting

or

discriminating

against

certain

industries

may

be
restricted

from

doing

business

with

certain

governmental

entities.

Sustainability-oriented

investments

are

and

will
continue to be adversely affected by these existing and

upcoming rules.
In

addition

to

public

market

funds,

sustainable

investments

into

alternative

asset

classes,

including

hedge

funds,

real
estate

or

infrastructure,

continued

with

strong

momentum

throughout

the

year.

According

to

Preqin,
3

the

share

of
sustainable investing products

in private market

fundraising reached an

all-time high of

21% in 2024, through

the end
of April.

Sustainability

remains

a

key

consideration

for

our

clients.

According

to

the

2024

UBS

Billionaire

Ambitions

Report,
4
representing opinions

from billionaires

with a combined

wealth of USD

14trn, the percentage

of respondents investing
for impact has more than doubled over the past 10 years,

rising from 13% to 28%.

In addition to investing considerations, our clients are increasingly incorporating sustainability aspects from an operating
business perspective. Investors and companies are

acutely aware that sustainability in general and

topics such as climate
and nature have real-world

impacts on their

financial performance (e.g. the availability

of natural resources such

as water,
physical climate risks

or supply chain

resilience) and are

actively looking to

address these

topics. According to

the 2024
UBS Global

Family Office

report,
5

more than

half (57%)

of family

offices with

an operating

business are

either already
taking sustainability

considerations into

account or

planning to

do so

in the

future. Echoing

this, almost

half (49%)

of
respondents say that

finding the right

approach to addressing

the net-zero

transition and reducing

emissions will be

of
key importance to their operating businesses over the next

one to three years.

Over the course

of 2024,

our sustainable investing

invested assets rose

to USD 296bn

as of 31

December 2024, compared
with USD

282bn at

the end

of 2023,

representing a

year-on-year increase

of 5%.

The positive

growth benefited

from
market performance

and Credit

Suisse integration-related

impacts, partially

offset by

foreign exchange

effects and

net
new money

outflows. Sustainable

investing invested

assets accounted

for 4.9%

of UBS

Group total

invested assets

at
year-end 2024.
The table below provides additional detail on sustainable investing invested assets for UBS.
Sustainable investments
1
For the year ended % change from
USD bn, except where indicated 31.12.24 31.12.23 31.12.22 31.12.23
UBS Group invested assets 6,086.8 5,714.1 3,980.9 7
Sustainable investing invested assets
2,3,4,5
Sustainability focus 276.1 259.8 234.0 6
Impact investing 20.3 21.8 19.2 (7)
Sustainable investing invested assets 296.4 281.6 253.2 5
Sustainable investing proportion of UBS Group invested assets (%)
6
4.9 6.3
6.4

1

The table above

details UBS Group’s

sustainable investing invested

assets and the

evolution thereof.

This table does

not contain invested

assets classified under

the Credit Suisse

SIF.

UBS sustainable investing
invested assets contain invested assets of Credit Suisse portfolios which have been migrated onto UBS platforms and vetted against UBS’s sustainable investing policies or merged with existing UBS SI portfolios. This process is being

carried out in

waves and will

continue until at least

the end of 2025.

The Credit Suisse

integration-related impact to

sustainable investing invested

assets in 2024

was approximately USD

9bn, of
which USD 8.2bn in Asset Management and USD 0.7bn in Global Wealth

Management.

2

For additional detail on UBS's sustainable investment definition and categories, see section “Our approach to sustainable
finance” above.

3

Certain products have been reclassified during 2024 for reasons including, but not limited to, an evolving regulatory environment, periodic monitoring of the product shelf, and developing internal classification standards. The impact of these

reclassifications on sustainable investing invested

assets was immaterial in 2024.

4

Invested assets reported as

sustainable investing include limited amounts

of instruments
not classified as sustainable

investments. This includes cash and cash-like instruments

that each fund and

portfolio holds for liquidity

management purposes, as well as

client-directed investments included in sustainable
investing mandates managed

by UBS Asset

Management.

5

2024 figures exclude

USD 13.2bn of

invested assets relating

to Global Wealth

Management’s US

business that are

undergoing additional validation
procedures to ensure alignment with internal UBS frameworks and standards. Prior periods have been restated to exclude USD 10.6bn and USD 12.9bn as of 31 December 2023 and 31 December 2022, respectively.

6

In line with the progressing integration, for 2024 we report the share of sustainable investing assets as a percentage of UBS Group total invested assets. For 2023, we report the sustainable investing proportion of
UBS AG total invested assets, excluding any invested assets booked by and for

Credit Suisse AG.

1
Morningstar. Figures as published by Morningstar using their Sustainable Investing framework and definitions.
2
Morningstar, Global Sustainable Fund Flows: Q3 2024 in Review.
3

Preqin, ESG in Alternatives 2024.
4

UBS, Billionaire Ambitions report 2024.
5

UBS, Global Family Office report 2024.

Sustainability Report 2024
| Supporting opportunities

Sustainable financing
In sustainable

financing

markets, global

thematic sustainable

bond markets

(comprising

green,

social, sustainable

and
sustainability-linked bonds,

jointly referred

to as

labeled bonds)

saw issuance

volumes increase

by 16%
1

year on

year,
nearly reaching the

record level achieved

in 2021,

which at

the time

strongly benefited from

COVID-related supply factors.
Sovereign, Supranational

and Agency

(SSA) issuers

remain the

largest source

of labeled

bond issuance,

accounting for
38% of supply in

2024. Green bond

issuance continues to

dominate with a 12%

year-on-year increase,

accounting for
58% of total labeled bonds priced in 2024.
The number of bond transactions facilitated by UBS Investment

Bank in 2024 remained strong at 96 (2023: 102).
2
Labelled transactions facilitated by UBS
1
For the year ended % change from
USD bn, except where indicated 31.12.24 31.12.23 31.12.22 31.12.23
Total labelled transactions
Number of green, social, sustainability, and sustainability-linked (GSSS) bond deals 96 102 77 (6)
Total deal value of green, social, sustainability, and sustainability-linked (GSSS) bond deals 56.0 53.7 47.6 4
UBS-apportioned deal value of above 12.4 12.8 9.8 (3)

of which climate-related transactions
Number of green, sustainability and sustainability-linked bond deals 85 93 69 (9)
Total deal value of green, sustainability and sustainability-linked bond deals 48.1 49.3 42.4 (2)
UBS-apportioned deal value of above

11.2 11.6 8.8 (3)
1

These metrics

include transactions

meeting the

UBS Sustainable

Finance Guideline,

as described

in the

”Sustainability and

climate risk

policy framework“

section of

the Supplement

to this

report, available

at
ubs.com/sustainability-reporting. For 2023 figures, UBS performed an assessment for Credit Suisse green, social, sustainability and sustainability-linked bonds and in the UBS Sustainability Report 2023 included those deemed to be aligned to UBS sustainable bond guidelines.
1
Bloomberg (all values in this paragraph).
2
These metrics

include transactions

meeting the

UBS Sustainable

Finance Guideline,

as described

in the

”Sustainability and

climate risk

policy framework“

section of

the Supplement

to this

report, available

at
ubs.com/sustainability-reporting.

Sustainability Report 2024
| Supporting opportunities

Global Wealth Management
Building on our unrivaled global scale and

footprint in wealth management, with

invested assets exceeding USD 4.1trn,
we aim to help private clients and family offices achieve their sustainability objectives in line with their targeted financial performance.

We

do

this

via

an

end-to-end

research-driven

investment

value

chain.

The

starting

point

is

dedicated
sustainability-focused investment research,

including strategic asset

allocation, thematic and

asset-class views, which

then
translates

into high-conviction instrument selection and advice.

This approach aims to

provide insights for clients

about sustainability risks and

opportunities and how

to consider them
within a

portfolio

context.

These research

views

inform

our sustainable

and

impact investing

solutions, which

include
multi-asset investment portfolios and a suite of advisory options across equities, bonds and alternative investments.

Integration of Credit Suisse
The

acquisition

of

the

Credit

Suisse

Group

offers

Global

Wealth

Management

several

opportunities

to

enhance

our
existing

sustainable

investing

offering

with

potentially

complementary

capabilities

and

resources.

These

opportunities
include tools

designed

to enhance

transparency

and reporting

on

the

sustainability

characteristics

of investments

and
portfolios,

and

bringing

selected

Credit

Suisse

sustainable

and

impact

investing

solutions

onto

the

merged

platform.
These solutions will

be subject

to existing Global

Wealth Management

sustainable investing frameworks,

diligence and
instrument selection

approaches. Deviations

in these approaches

were identified

in 2023,

with findings

integrated into
the

migration

throughout

2024

and

going

into

2025.

We

will

phase

out

dual

governance

during

the

migration

of
solutions, clients and

assets, with the

aim of aligning

under the existing

Global Wealth Management sustainable

investing
governance.

2024 highlights
–
Our clients’ impact investing assets reached USD 10.5bn

(2023: USD 11.2bn).
1
–
Our clients’ discretionary assets

aligned to a

sustainable investing strategic asset

allocation reached USD 20.6bn (2023:
USD 21.8bn).
2
Delivering actionable investment insights

The

Global

Wealth

Management

Chief

Investment

Office

(CIO)

identifies

actionable

sustainability-related

investment
opportunities,

including

strategies

across

real

assets

(renewables

infrastructure),

shareholder

engagement,

carbon
markets,

sustainable

bonds

and

thematic

areas

such

as

the

blue

economy,

the

energy

transition(s)

and

artificial
intelligence (AI).

We publish

a regular

series of sustainable

investment views,

including a monthly
Sustainable Investing
Perspectives

series

and

longer-term-focused

quarterly
Sustainable

InSights

and
Sustainable

Investing

in

Charts
publications.

Furthermore, we extensively addressed implications

for sustainable investing stemming from

the elections that took

place
in 2024, including in the EU and the US, and

from international debates, including UN

Climate Week 2024, COP29 and
COP16. We

also enhanced

the methodology

underpinning the

CIO Sustainability

Scores for

issuers, which

now covers
approximately 13,000

issuers, informs

our investment

process within

specific strategies

and enables

issuer-, fund-,

and
portfolio-level transparency to be delivered

to clients by addressing controversies and their materiality across industries.
The underlying sustainable investing research views

are integrated into the CIO House

View and are accompanied, where
relevant, by media such as videos or podcasts to facilitate

client reach and accessibility.
Building sustainable portfolios
Our flagship cross-asset

sustainable investing portfolio –

based on our CIO bespoke

sustainable investing strategic

asset
allocation (SI SAA)

– continued to deliver

competitive financial performance.

This was supported

by allocations to

high-
quality bonds

across

the multilateral

development bank

and thematic

sustainable fixed

income strategies,

and by

ESG
leader equities. We

also introduced

a dedicated

tactical allocation

to investments

linked to AI

as part of

our thesis that
AI is a key enabler for sustainable solutions.

Changes in our

clients’ sustainable investing invested

assets reflect private investors’

broad concerns

about capital market
performance

outside

of

the

US

technology

sector

and

the

slower-than-expected

interest

rate

cuts,

which

are

yet

to
positively impact small- and medium-sized

companies. The latter represent

a meaningful share of sustainable

portfolios.
In addition, the change in

our clients’ impact investing assets reflect the

return of capital to investors

in our earlier private
market impact investing solutions, which have now started

to mature.
1
Figures do not include invested

assets classified under the

Credit Suisse SIF but

include invested assets

of Credit Suisse portfolios

that have been migrated

onto UBS platforms and

vetted against UBS’s

sustainable
investing policies or merged with existing UBS sustainable investing portfolios.

This process is being carried out in waves and

will continue until at least the end of 2025. The impact

on the 2024 changes is negligible.
Figures include limited amounts of instruments not classified as sustainable investment, including cash and cash-like instruments that each portfolio holds for liquidity management purposes.
2

Figures include some Credit Suisse discretionary

mandates that are managed according to

the sustainable investing SAA and

are included in the UBS

Global Product Catalogue (GPC) while

still being booked in

the
Credit Suisse systems. The

amount attributed to these products in

2024 was USD 1.7bn. 2024 figures

exclude USD 0.6bn of invested assets

relating to Global Wealth Management’s

US business that are undergoing
additional validation procedures to ensure alignment with internal

UBS frameworks and standards. Year

-end 2023 values have been restated to exclude USD 0.7bn.

Figures include limited amounts of instruments not
classified as

sustainable investment,

including cash

and cash-like

instruments that

each portfolio

holds for

liquidity management

purposes, as

well as

client-directed investments

included in

sustainable investing
mandates.

Sustainability Report 2024
| Supporting opportunities

Providing investment solutions for climate, nature and social challenges
In 2024, Global Wealth Management continued to increase the number of investment solutions across asset classes and
strategies to support clients’ decarbonization objectives. Included among the new climate solutions we launched were a
multi-thematic climate-change-focused equity module

and the Macquarie Energy Transition

Infrastructure Fund,

a clean
energy infrastructure solution. We also continued our credit research coverage of individual green bonds, expanding the
available universe

for clients

who prefer

direct investments

to fund

solutions. These

complement our

existing solutions
offering and investment tools that allow for building customized and bespoke allocations. Examples include using water
consumption and

pollution and

waste data

to address

nature-related

risks and

opportunities

in single

stock and

bond
portfolios.

We

continue to

explore

ways

to develop

nature-related

products

and solutions

in

our wealth

and asset

management
businesses.

In

2024,

we

launched

the

UBS

Rockefeller

Ocean

Engagement

Fund

in

a

collaborative

approach

with
Rockefeller Asset Management. It

seeks to provide financial

returns and positive impact

by engaging with

companies that
address ocean health

issues. This complements our

existing strategies that focus

on nature drivers, such

as the UBS

Future
of Earth fund.
Within social investments, we continued to

raise capital for the UBS

Gender Equality ETF, which builds on

our partnership
with index provider Solactive and expert data

provider Equileap. In addition, in 2024

our clients in the Americas had the
opportunity

to

invest

in

early-stage

education

technologies

and

affordable

housing,

alongside

other

impact

investing
solutions. This

complements our

advancement in

social investing,

where we

previously raised

USD 1bn of

client assets
toward

oncology

research.

In

2024,

we

saw

some of

these

innovative

therapies

advance

in their

stages

of regulatory
approval, leading to potentially broader applications in the future.
Educating our clients and their advisors

An important part of

the advice we provide is

supporting our clients, prospective clients and

advisors with timely research
and education on sustainable investing.

Given the rapidly evolving environment around

sustainability and investments, it is crucial

for advisors to stay up to date
on industry trends, regulatory developments and investment ideas. During 2024, we continued to engage with advisors, for example through the regular

Let’s Talk SI events for

Global Wealth Management product

and client-facing staff. We
have accelerated training programs for our client-facing

staff. For example, approximately 400 of our Asia Pacific

Global
Wealth Management employees have benefited from certified

training from the University of Zurich.

We supplement this
with Lunch and Learn

events to discuss

topical interests, to

ensure sustainable investing

remains relevant even

after the
training.
Our educational work with investors has also

continued to evolve. We conduct dedicated Next Generation and

Emerging
Successors client sessions

on sustainable and

impact investing. Sustainable

investing is also

integrated into many

of our
core flagship

client events,

with a

focus on

actionable

investment ideas.

It is

also featured

in our

Global Family

Office
Forums

and

Philanthropy

Roundtable

events.

In

addition,

in

Asia

Pacific,

we

introduced

a

new

format

of

CIO-driven
investor engagements, in collaboration

where relevant with our

Chief Sustainability Office and

Investment Bank, covering
specific themes

such as

carbon removals

or impact

investing portfolio

construction. In

the US,

we hosted

an event

on
“Standing Up for the

Planet: Conversation with women focused

on solutions to climate change”

in addition to dedicated
discussions

on

“Seeking

alpha:

Integrating

a

Gender-lens

in

Climate

Investing”

(during New

York

Climate

Week)

and
roundtables on affordable housing.
›
Refer to ubs.com/global/en/wealth-management/sustainable-investing for more information about Global Wealth Management’s
sustainable investing insights
›
Refer to the UBS Group Annual Report 2024, available

under “Annual reporting” at
ubs.com/investors

for more information about
the overall business and financial profile of Global

Wealth Management as important context for the product

and financial
information provided here
›
Refer to the “Supporting opportunities” section

of this report for more information about the proportion

of sustainable
investment assets as part of our total invested

assets

Sustainability Report 2024
| Supporting opportunities

Personal & Corporate Banking
In our home market, we aim to be the most progressive

financial institution when it comes to providing

sustainable and
sustainability-linked financial advice and

solutions. We are

well-positioned to capture transition

finance opportunities and
contribute to the decarbonization ambitions of our clients.
Integration of Credit Suisse
We formally completed

the merger of

UBS Switzerland

AG and Credit

Suisse (Schweiz) AG

on 1 July 2024,

marking an
important milestone.

The merger

of the

Swiss legal

entities facilitated

the ongoing

migration of

clients and

operations
from

Credit

Suisse

platforms

to

UBS

platforms,

following

business

and

client-

and

product-specific

requirements.

The
transfer of Swiss-booked Credit Suisse banking relationships and products to UBS systems is planned for

2025 and 2026.
We are monitoring the integration

of sustainability-related activities and

products of former Credit

Suisse (Schweiz) AG,
ensuring compliance with the UBS Sustainable Finance

Guideline.
2024 highlights
–
The sustainable investing products share of clients’ investment assets (excluding cash deposits and savings) in Personal
Banking stood at 43.4% (2023: 46.5%). 1
–
The total on-balance sheet drawn exposure of sustainable

loans granted to corporate and institutional clients booked
on the UBS Switzerland AG platform amounted to USD

2.0bn as of the end of 2024 (excluding mortgages).
2
Private clients
Assisting our clients in meeting their sustainability ambitions remained a focus in 2024. Our clients continued to allocate to

sustainable

investment

solutions

during

the

year,

facilitated

by

access

to

relevant

product

offerings

such

as

a
sustainable savings account, sustainable investment funds and sustainable pension solutions via our mobile banking app,
UBS key4. In addition, clients who use UBS key4 banking can

also track the CO
2

footprint of their account transactions.
Corporate and institutional clients
We support companies on three

levels. Firstly,

we integrate sustainability into

strategic client dialogues, taking a

holistic
view

of

a

client’s

business

operations.

This

includes

identifying

key

business

drivers

and

obstacles,

assessing

relevant
regulations and understanding the expectations

of customers, employees, investors and civil society.
Secondly, we provide

practical solutions tailored

specifically to a company’s

needs. Smaller businesses

that have not

yet
addressed sustainability

can benefit

from simple and

cost-effective tools,

such as the

online platform esg2go

or energy
management consulting from EnAW (Energie-Agentur der Wirtschaft – Energy Agency of the Economy). More advanced companies, which already have anchored sustainability in their corporate strategy and publish a sustainability report, can leverage sustainable financing options.

Thirdly, we promote partnerships

that extend beyond traditional

banking, such as in

the area of cyber security.

Our
UBS
Marketplace

platform offers

access to

a variety of

services that,

among others,

support companies on

their journey toward
greater sustainability. Additionally,

through sector-specific regional

client roundtables, we

aim to

provide a

platform where
challenges

and

opportunities

related

to

sustainability

can

be

discussed

among

clients

and

best

practices

shared

in

a
targeted manner and facilitated by us.
Introducing sustainability-linked loans for commodity trade

finance and corporate clients
Following the successful

launch of sustainability-linked loans

for multinational corporations in

2023, in 2024

we launched
sustainability-linked loans

(bilateral and syndicated

loans) for commodity

trade finance

and corporate clients

(small and
medium-sized enterprises). We closed several

such transactions. For example, we became

the banking partner of choice
for Retripa,

a leading

Swiss company

specializing in

waste disposal

and recycling,

and we

were appointed

as the

bank
partner

of

choice

by

neustark,

the

ETH

Zurich

university

spin-off

and

start-up

specializing

in

the

petrification

of
atmospheric CO₂ in recycled concrete.
Continuing to support investing needs of institutional clients

Swiss pension funds and insurance companies are aiming to increase their sustainable investments. To support this goal,
we are offering tailored

sustainable investment solutions made available

by Asset Management. In addition, we

provide
these clients with

innovative reports

that offer extensive

transparency about

their portfolio with

regard to

sustainability
aspects.
1
Products booked on Credit Suisse platforms are not included as they have not been migrated onto UBS platforms and

vetted against UBS sustainable investing policies or merged with existing UBS sustainable investing
portfolios.
2

Loans booked on the Credit Suisse platform

are not within the scope of this

metric. As Credit Suisse loans migrate

to the UBS infrastructure, due

diligence against the UBS sustainable product guidelines

framework
will be performed.

Sustainability Report 2024
| Supporting opportunities

Swiss real estate
We

further

developed

our

Swiss

real

estate

offering

to

support

clients

who

are

renovating

and

refurbishing

their
properties in a climate

-transition-friendly manner.

Examples are

listed below, including

the launch of new

products and
the creation of new partnerships.

UBS Loan Green
With the

rollout

of

this

new

product,

we

aim

to

support

sustainability

in

investment

and

commercial

properties.

It

is
designed

for

clients

who

are

planning

new

low-energy

constructions

or

energy-efficient

renovations

or

purchasing
energy-efficient

properties.

The

product

provides

tailored

financing

and

expert

advice

and

accepts

various

building
certifications. In addition,

we support our

clients with

a contribution

to the cost

of securing

a building certification

,

up
to a maximum amount of CHF 4,000 per client.
The power of partnerships
In 2024, we started to offer a new Switzerland

-wide advisory solution, UBS Renovation Service,

with Wincasa,

a leading
Swiss

property

service

provider,

to

incentivize

more

sustainable

renovation

of

buildings

in

the

country.

The

solution
supports owners of investment properties throughout an entire renovation project, offering tailored advice, construction coordination and financing services from a

single source with the focus on safeguarding

the property’s long-term value.
Moreover, through our new partnership

with Norm Technologies AG,

a provider of innovative digital

solutions, we offer
homeowners a digital and

easy-to-use energy analysis

and a concrete

roadmap for sustainable

renovation. In just a

few
steps, clients can order a tailor-made digital energy certificate by uploading the relevant basic data about their property.

›
Refer to the UBS Group Annual Report 2024, available

under “Annual reporting” at
ubs.com/investors

for more information about
the overall business and financial profile of Personal &

Corporate Banking as important context for the

product and financial
information provided here

›
Refer to the “Supporting opportunities” section

of this report for more information about the proportion

of sustainable
investment assets as part of our total invested

assets

Sustainability Report 2024
| Supporting opportunities

Asset Management
With over

20 years
1

of sustainable investing

expertise, we continue

to offer a

range of strategies

and customized solutions
that aim

to deliver

sustainable outcomes

alongside financial

returns. Our

sustainable investing

capabilities cover

active
and passive styles

of investing and

span asset classes.

There is rarely

a one-size-fits-all

solution for clients,

which is why
we incorporate

a variety

of approaches.

These include

active ownership,

impact-

and transition-focused

strategies. We
integrate

data

science

into

our

sustainable

investing

processes

to

drive

innovation

and

create

more

efficient

alpha
opportunities.

Integration of Credit Suisse
Significant progress was

made in 2024 as

part of the

integration of Asset

Management (Credit Suisse).

We continue to
align our governance structures and

policies and are bringing

together our processes and

teams to enhance collaboration
and

leverage

our

combined

strengths.

We

have

successfully

onboarded

the

initial

migration

waves

of

Credit

Suisse
products onto the UBS shelf.
In 2025, we will continue progressing in our integration and with the onboarding of Credit Suisse products into the UBS portfolio.

Our

focus

remains

on

client

portfolios

in

terms

of

the

delivery

of

sustainability

and

investment

outcomes,
creating opportunities and expanding client offerings where

possible thanks to our combined organization.
2024   highlights
–
Supporting our clients

to achieve their

sustainable investing goals:

20% of Asset

Management’s fund offering
2

globally
will be sustainable

investing products, providing

choice for

clients. At the

end 2024, 23.4%

of Asset Management’s
fund offering consisted of sustainable investing products.
–
At

the

end

of

2024,

Asset

Management

managed

sustainable

investing

invested

assets

of

USD 220.4bn

(2023:
USD 203.4bn).
3
–
At the

end of

2024, Asset

Management had

49 (2023:

35) net-zero

ambition portfolios

available for

clients with

a
combined invested assets value of USD 64.4bn (2023: USD

35.5bn).
4
–
Asset Management actively engaged

with 321 companies on

sustainability-related topics. Of the

total of 473

meetings
undertaken on

sustainability-related topics,

300 included

dialogue regarding

environmental and

social issues

(2023:
373 companies, 536 total meetings and 304 meetings on

environmental and social issues)
–
Asset Management’s corporate

engagements with investee

companies on sustainability-related topics

achieved 66.7%
positive progress against preset objectives (2023: 56.5%).
Our sustainable investing offering
Asset Management has

a broad sustainable

investing product shelf

that includes traditional

and alternative

funds, ETFs
and mandates with broad sustainability

and climate orientations. Examples of such

products include strategies that invest
in climate solutions, the energy transition, infrastructure debt,

green real estate and more. To meet

our client preferences
and demand we constantly review our suite of sustainability

and climate-related portfolios.
Notable climate-related offering developments in 2024

We

expanded

our

offering

in

the

net-zero

fixed

income

space

to

cover

both

corporate

and

sovereign

issuers.

We
partnered

with

Bloomberg

to

create

The

Bloomberg

Global

Treasury

Net

Zero

Progress

Index,

a

net-zero

sovereign
progress index. This methodology

served as the

benchmark index to

convert two of

our existing funds

to net-zero-aligned
strategies: the

UBS (CH)

Investment Fund

– Bonds

Global ex

CHF Government

Net Zero

Ambition Index,

and the

UBS
(CH) Investment Fund – Bonds Global Corporate Climate

Aware Hedged NSL.
We added two

low-carbon ETFs

to support the

preferences of

clients that wish

to reduce carbon

emissions in

their ETF
investments: the UBS (Irl) ETF plc – MSCI Canada ESG Universal

Low Carbon Select UCITS ETF, and the UBS (Irl)

ETF plc –
S&P

500

Climate

Transition

ESG

UCITS

ETF.

These

strategies

target

investee

companies

reducing

carbon

emission
intensities alongside exclusions in fossil fuel extraction and thermal coal power.

1

UBS Asset Management (Americas) Inc. started its first sustainability strategy in 1997.

2
Measured over a three-year rolling period. The

scope includes traditional and alternative funds

sponsored and managed by Asset Management. Mandates,

white label, Asset Management single investor

and feeder
funds are excluded. As of 2024, products managed by Credit Suisse Asset Management that are categorized in accordance with the legacy Credit Suisse SIF are within the scope of the total number of funds but not the
total number of UBS Asset Management sustainable

investing funds. They will

only be included once migrated onto

UBS Asset Management product shelves,

i.e. once corresponding data has been

onboarded to UBS
systems, they are fully

meeting the requirements of UBS’s

Group Sustainable Investing Policy,

and are classified as a

UBS sustainable investing product.

This process is being

carried out in waves

and will continue at
least until the end of 2025.
3
Figures do not include invested

assets classified under the

Credit Suisse SIF but include

invested assets of Credit

Suisse portfolios that have

been migrated onto

UBS platforms and vetted

against UBS’s sustainable
investing policies or merged with existing UBS sustainable investing portfolios. This process is being carried out in waves and will continue at least until the end of 2025. The

Credit Suisse integration-related impact to
sustainable investing invested assets in 2024 was

USD 8.2bn. Invested assets reported as sustainable investing include limited amounts of instruments not classified

as sustainable investments. This includes

cash and
cash-like instruments that each fund and portfolio holds for liquidity management purposes,

as well as client-directed investments included in sustainable investing mandates.
4
Credit Suisse portfolios are in the process of being assessed in the context of the Asset

Management's Net Zero Alignment Framework to identify

portfolios with a net-zero ambition and are therefore not reflected in the reported metrics.

Sustainability Report 2024
| Supporting opportunities

Other offering developments in 2024
We

expanded our

range of

sustainability-related

options across

our ETFs

strategies in

fixed income

and equities.

New
launches included the UBS

(Irl) ETF plc –

EUR Ultra-Short Bond ESG

UCITS ETF,

the UBS (CH) Investment

Fund – Equities
Switzerland

Small

&

Mid

Cap

ESG

Passive

II,

and

the

UBS

(Irl)

ETF

plc

–

MSCI

Emerging

Markets

ex

China

Socially
Responsible

UCITS

ETF.

These

strategies

require

investee

companies

to

exceed

minimum

ESG

rating

thresholds

and
minimize or exclude exposure to companies involved in activities that include tobacco production, controversial weapons
and severe ESG controversies.
Active ownership

In

2024,

we

continued

our

programs

of

engagement

with

investee

companies,

focusing

on

outcomes

that

benefit
companies, their shareholders and

wider society. During the year,

we expanded our

approach to escalation actions

where
engagements

are

making

insufficient

progress

including

two

instances

where

we

participated

in

the

co-filing

of
shareholder resolutions. Some highlights from the perspective of our specific environmental and social engagements are
included below.
Climate
In the sixth

year of our

climate engagement program,

we expanded the scope

from six carbon intensive

sectors to include
financial institutions.

Beyond decarbonization

and transition

planning,

we are

also

engaging with

companies

on their
plans to build resilience and adapt to chronic

physical risks and extreme weather events.
Social

We engage

with investee

companies on

social topics

in three

focus areas:

human capital,

human rights

and health.

In
our

human

rights

engagements,

we

focus

on

worker

safety

in

vulnerable

regions,

responsible

wage

levels,

working
conditions

under extreme

heat

and flooding,

and

just

transition

for

workers

exposed

to climate

change

transition.

In
these

areas

we

also

worked

through

the

Investor

Alliance

on

Human

Rights

and

FAIRR.

In

our

human

capital
engagements,

we

broadened

our

focus

to

include

both

gender

diversity

and

other

diversity

issues

with

a

view

to
enhancing the innovation

capability of companies.

We also engaged

on human capital

development for AI

and human
resources challenges.

In our health

engagements, we

observed good progress

on company disclosure,

and we focused
on the strategic direction of healthier products,

in part by working through the Access to Nutrition

investor network.
›
Refer to the “Environment” section of this report for

more information about the climate program

Impact measurement

Asset Management

has formed

a

collaboration

with the

Sustainable

Development

Investments

Asset Owner

Platform
(SDI

AOP) to

develop

impact

measurement

metrics

that

may

be used

for

listed

equity

and fixed

income

portfolios.

In
2024,

Asset

Management

contributed

proprietary

models

to

the

initiative

in

order

to

accelerate

the

development

of
datasets that can inform investment decisions and help set

a market standard for outcomes reporting.
›
Refer to the UBS Group Annual Report 2024, available

under “Annual reporting” at
ubs.com/investors , for more information
about the overall business and financial profile of

Asset Management as important context for the

product and financial
information provided here

›
Refer to the “Supporting opportunities” section

of this report for more information about the proportion

of sustainable
investment assets as part of our total invested

assets

Sustainability Report 2024
| Supporting opportunities

Investment Bank

The Investment Bank offers

clients global advice and

access to the world’s

primary, secondary and private capital

markets.
In 2024, we continued to hone our

capabilities through initiatives across Global

Markets, ESG Research, Global Banking
and data-led offerings.
2024 highlights
– We facilitated 96 GSSS bond transactions globally (2023: 102).
1
–
The Investment Bank retained first place in GSSS bond issuance in Brazil.
2
–

We successfully completed two pilot transactions on the

Carbonplace platform.
Global Research
In

2024,

ESG

Research

delivered

thematic

reports

on

topics

including:

nuclear

energy;

the

EU,

US

and

Asia

Pacific
sustainability-related

regulatory

landscape; views

on the

ESG and

sustainable investing

landscape; advanced

recycling;
biomass; and

desalination.

More generally,

through

our research

we addressed

ways in

which ESG

factors connect

to
individual

markets,

sectors

and

companies

in

our

coverage.

ESG

research

is

supported

by

UBS

Evidence

Lab,

which
provides data-driven insights into ESG-relevant questions, and by UBS HOLT, which provides a clear, objective framework for comparing and valuing over 20,000 companies worldwide.
Global Markets
Within

Global

Markets,

our

capabilities

include

developing

products

and

solutions

that

aim

to

support

our

clients

in
accessing carbon

credits

(i.e.

emission

allowance,

reduction

and

/ or

removal)

and thematic

exposure

to sustainability
sectors.

In

2024,

we

successfully

completed

two

pilot

transactions

on

the

Carbonplace

platform,

a

carbon

credit
transaction network

we co-founded in

2022 as part

of a consortium

of nine banks.

We will continue

to drive adoption
of the platform and advance our carbon portfolio trading

offering to clients.

We

have

also

focused

on

establishing

the

groundwork

for

green

structured

issuance,

blended

finance,

emission
allowances and project-based carbon removals financing offerings. Building out this product suite is an important step in
offering clients ESG-aligned investment solutions

alongside the more traditional product

set, particularly as it enables us
to demonstrate our origination capabilities.

In

this

area,

we

can

differentiate

ourselves

meaningfully

from

competitors

through

our

collaboration

with

the

UBS
Optimus Foundation and our Chief Sustainability Office, with many leading non-governmental organizations and project developers

across

the

climate

and

nature

sectors.

It

is

critical

that

we

realize

our

ambitions

by

concentrating

on

the
opportunities our

clients will

find compelling.

That will

require us

to continue

increasing the

level of

engagement with
clients and to drive more product innovation in 2025.
›
Refer to the “Driving social impact” section of

this report for more information about UBS Optimus

Foundation

1

These metrics

include transactions

meeting the

UBS Sustainable

Finance Guideline,

as described

in the

”Sustainability and

climate risk

policy framework“

section of

the Supplement

to this

report, available

at
ubs.com/sustainability-reporting.

2
Bloomberg.

Sustainability Report 2024
| Supporting opportunities

Global Banking

Our Global

Banking teams,

leveraging the

expertise of

the Corporate

Shareholder Advisory

group (“CSA”),

supported
our clients globally by assessing their sustainability profile from the point of view of investors and other stakeholders and linking these profiles to investor demand and valuation.
2024 deal highlights
–
Financial advisor

to a

US-based manufacturing

company in

connection with

a spin-off

of its

power, renewables

and
electrification subsidiary.

Global Banking

helped the

company navigate

the ESG

market and

regulatory trends

in the
EU, assessed the

subsidiary’s positioning with ESG

funds by developing

an equity story featuring

sustainability to target
investor demand, and identified strategic merger and acquisition and growth activities.

– Global coordinator for the USD 2.7bn follow-on green equity offering of a Brazilian water and sanitation company on the

Sao

Paulo

Stock

Exchange

(B3).

The

company

is

the

first

outside

Europe

to

be

granted

a

“green

equity”
designation, defined in Brazil by

the B3 exchange, with

100% of its revenues and

96% of its capex defined

as green
by S&P Cicero.
Leveraged and debt capital markets

The Investment Bank arranged USD 56.0bn
1

GSSS financing through 96 bond deals

during 2024 (2023: USD 53.7bn and
102

deals).

We

continued

to

solidify

our

market-leading

position

in

the

Swiss

franc-denominated

market,

with

the
Investment Bank’s market

share at 31%.
2

Next to

Switzerland, our

transaction activity in

the GSSS bond

market continued
to be particularly strong in Australia and Brazil. In Australia,

we led nine SSA Australian dollar-denominated

transactions
in 2024.
Among

these

key

transactions,

we

structured

and

executed

the

Australian

government’s

inaugural

AUD

7bn

green
treasury

bond, the

first to

be launched

from its

green bond

program as

part of

its wider

sustainable finance

strategy.
Green

treasury

bonds

are

designed

to

enable

investors

to

back

public-sector

projects

that

drive

Australia’s

net-zero
transformation forward,

support environmental objectives and help finance high-quality sovereign projects with targeted environmental outcomes.

They also boost the scale and credibility of the domestic green finance market while attracting green capital to the country.

In July 2024,

our joint venture

in Brazil, UBS

BB Investment

Bank, acted as

global coordinator and

sustainability advisor
to a Brazilian cosmetics and personal care company on its

BRL 1.3bn sustainability-linked debenture. This was the largest debt

instrument

ever

linked

to

the

Amazon.

Its

specific

key

performance

indicator

focused

on

the

level

of

inputs
sustainably sourced from the Amazon.
›
Refer to the UBS Group Annual Report 2024, available

under “Annual reporting” at
ubs.com/investors

for more information about
the overall business and financial profile of the Investment

Bank as important context for the product and

financial information
provided here
1

Total face value of GSSS financing.
2

Bloomberg.

Sustainability Report 2024
| Supporting opportunities

Group Treasury activities
In

2024,

Group

Treasury

continued

to

invest

its

high-quality

liquid

assets

portfolios

(HQLA)

under

a

dedicated

ESG
investment

framework.

This

framework

guides

the

integration

of

ESG

considerations

into

the

investment

process
alongside

more

traditional

economic

and

risk

dimensions.

The

framework

supports

investments

in

green,

social

and
sustainability labeled bonds.

At

the

end

of

2024,

Group

Treasury

held

USD 7.9bn

of

green,

social

and

sustainability

labeled

bonds

in

its

HQLA
portfolios, compared with the USD 8bn it held in 2023.
Green Funding Framework
Our Group-wide Green Funding Framework

sets out how we intend to

connect our sustainability objectives

with access
to financial markets through a variety of funding products.
›
Refer to ubs.com/greenbonds

for more details about the UBS Green Funding Framework,

external reviews and annual reporting
(including impact and allocation reporting)

Sustainability Report 2024
| Managing sustainability and climate risks

Managing sustainability and
climate risks
Introduction

Managing sustainability and climate risks is a

key component of our corporate responsibility. We define

sustainability and
climate risk as

the risk that

we negatively impact

on,

or are impacted

by, climate change,

natural capital, human

rights
and

other

environmental

and

social

matters.

Sustainability

and

climate

risks

may

manifest

as

credit,

market,

liquidity,
business or non-financial risks for UBS, resulting in potential adverse financial, liability or reputational impacts.

Group Risk Control (GRC) is

responsible for our firm-wide sustainability and

climate risk framework and the

management
of

exposure

to

sustainability

and

climate

(financial)

risks

on

an

ongoing

basis

as

a

second

line

of

defense.

Group
Compliance, Regulatory & Governance (GCRG) monitors the adequacy of our control environment for non-financial risks
(NFR), applying

independent

control and

oversight.

We

manage

sustainability

and climate

risk within

a

dedicated

risk
management framework. In 2024, the UBS Group (including

Credit Suisse) was managed under the same framework.
Our sustainability

and climate

risk framework

continues to

evolve through

our multi-year

initiative focused

on meeting
regulatory requirements and enhancing core processes, such

as reporting and disclosures.

›
Refer to the “Sustainability and climate risk

policy framework” section of the Supplement

to the UBS Group Sustainability Report
2024, available at ubs.com/sustainability-reporting, for more information
Sustainability and climate risk management
framework
Our firm-wide sustainability and climate risk

management framework and related policies, standards

and guidelines form
the basis of our

management practices and

control principles. They

enable us to identify

and manage potential

adverse
impacts on

the climate,

the environment

and human

rights, as

well as

related risks

affecting us

and our

clients, while
supporting the transition to a low-carbon economy.
Overseen by senior management, the framework applies to

the balance sheet, our own operations

and our supply chain.
It consists

of four

different phases: (i)

risk identification and

measurement; (ii) monitoring and

risk appetite setting;

(iii) risk
management and control; and (iv) risk reporting and

disclosure.
›
Refer to “Our investment management approach to

sustainability and climate risks” in this section

for a description of our
sustainability and climate risk investment approach
›
Refer to the “Sustainability and climate risk policy framework”

section of the Supplement to the UBS

Group Sustainability Report
2024, available at ubs.com/sustainability-reporting, for more information

Sustainability Report 2024
| Managing sustainability and climate risks

The Group Chief Risk Officer is responsible for the development of the sustainability and climate risk framework and risk appetite, along with its integration into existing Group frameworks. The Chief Risk Officer for Sustainability supports the
Group

Executive

Board

by

providing

leadership

on

sustainability

in

collaboration

with

business

divisions

and

Group
functions and is supported by the sustainability and climate risk unit. In addition, the Risk Committee and the Corporate
Culture and

Responsibility

Committee

of the

Board of

Directors

jointly monitor

the

progress of

our efforts

to address
sustainability and climate risk.
›
Refer to the “Supplement to Governance”

section of the Supplement to the UBS Group Sustainability

Report 2024, available at
ubs.com/sustainability-reporting
, for further details on the sustainability governance

at UBS

Our

multi-year

sustainability

and

climate

risk

initiative

(the

SCR

Initiative),

launched

in

2020

by

the

sustainability

and
climate risk

unit, continues

to build

capacity through

expertise, collaboration,

technology and

data. This

initiative was
created

to

integrate

sustainability

and

climate

risk

considerations

into

our

traditional

financial

and

non-financial

risk
management frameworks, which address

these traditional risks across our

business divisions and legal

entities, in an ever-
changing regulatory environment.
In 2024,

the SCR

Initiative further

advanced its

efforts toward

the goal

of fully

integrating qualitative

and quantitative
sustainability and climate

risk considerations into

the firm’s traditional

risk management and

stress-testing frameworks.
Developments

in

2024

included

introducing

climate-driven

risk

analytics

into

the

credit

decision-making

process

for
selected

portfolios,

introducing

climate-driven

quantitative

risk

appetite

where

mandated,

developing

climate

risk-
adjusted stress models

and scenario analysis

capabilities, expanding climate risk

monitoring internally, and

further refining
processes, governance and methodologies to drive forward more comprehensive sustainability and climate risk reporting
and

disclosures.

Furthermore,

to

monitor

and

control

the

utilization

of

the

divisional

contributions

toward

the

2030
corporate lending

sector decarbonization targets,

a decarbonization control

framework has

been established

with defined
thresholds per sector and business division

and at a Group level.

These thresholds are defined annually and

the utilization
against the agreed thresholds is monitored on a quarterly

basis.
Sustainability and climate

risk management activities

conducted in 2024

are described below,

across the four

phases of
the sustainability and climate risk framework.

›
Refer to the “Supplement to Governance”

and “Supplement to Managing risks“ sections

of the Supplement to the UBS Group
Sustainability Report 2024, available at ubs.com/sustainability-reporting,

for more details about our sustainability and climate

risk
policy framework

Sustainability Report 2024
| Managing sustainability and climate risks

Risk identification and measurement
We

assess

the

materiality

of

our

sustainability-

and

climate-driven

risks

and

impacts

on

an

annual

basis.

This

is
underpinned by an assessment of

how key risk drivers may

impact us through financial and non-financial

risks (e.g. credit
losses or reputational incidences resulting

in lost revenues) and

by assessing the proximity of

our activities to the

potential
negative impact on the environment (including climate)

and human rights.
We aim to identify sustainability and

climate risks at divisional and cross-divisional

levels, both through the sustainability
and

climate

risk

materiality

assessment

mentioned

above

and,

increasingly,

by

integrating

them

into

the

firm-wide
traditional risk identification and measurement processes.

›
Refer to the “Environment” section of this report for details about our climate-related materiality assessment

and the underlying
methodology

Our risk identification

methodologies collectively define

our focus areas and

key risk drivers.

The results of

these efforts
contribute to our sustainability and climate risk management strategy by:

–
identifying concentrations

of climate-sensitive

exposure that

may make

us vulnerable

to financial

and non-financial
risks, facilitating resource prioritization to enhance risk quantification and subsequent management actions; and
–
supporting the implementation

of a

client-centric business strategy, in

which we support

clients with their

sustainability
transition and identify clients who can benefit from sustainability

-focused UBS products and services.

The outputs

of the

above process

supports senior

management in

taking informed

decisions about

sustainability-

and
climate-related risks and provides stakeholders with key information through our external disclosures.
Transition risk
Climate-driven transition risks, which

arise from the efforts

to mitigate the effects

of climate change, may

contribute to
a

structural

change

across

economies

and

consequently

affect

banks and

the

stability

of the

broader

financial

sector.
These risks extend to the value of investments and may also affect the value of collateral (e.g. real estate).
In

2024,

UBS

developed

a

transition

risk

rating

model

(TR

RM),

aligned

with

the

transition

risk

heatmap

(TR

H)

and
designed to

provide a

company-level rating

of transition

risk, where

input data

is available

The TR

RM mainly

relies on
two inputs:

(i) the

output of

the transition

risk heatmap

(TR H)

and (ii)

the Company

Transition Assessment

Scorecard
(CTAS), an

internal UBS

tool that

systematically categorizes listed

companies based on

publicly available

data from

external
third-party data sources into climate transition readiness categories. Whenever CTAS does not provide an assessment for a company, the model falls back to an existing transition risk heatmap

(TR H).
The climate transition

risk profile chart

shows that, at

the end of

2024, the exposure

of the UBS

Group to climate-sensitive
sectors and

related business

activities has

decreased

due to

accelerated winddown

of Non-core

and Legacy

corporate
exposures.

Climate-driven

transition-risk

sensitive

exposure

accounted

for

17.1%

of

the

total

gross

lending exposure,
down from 19.2% in 2023. Key sectors contributing to sensitive exposure continues to be same as 2023 (i.e. real estate, industrials

and

transportation).

Compared

to

last

year,

our

sensitive

exposure

to

Services

and

Technology

sector

has
increased, in

line with

a methodology

change where

certain business

activities that

were previously

rated non-sensitive
are now rated sensitive due to increased reliance on

artificial intelligence (AI) and data center operations requiring higher use of power.
›
Refer to the “Supplement to Managing sustainability

and climate risks” and the “Basis of preparation” sections

of the Supplement
to the UBS Group Sustainability Report 2024, available

at
ubs.com/sustainability-reporting , for details on methodologies

Sustainability Report 2024
| Managing sustainability and climate risks

Sustainability Report 2024
| Managing sustainability and climate risks

Physical risk
Climate-driven physical risks arise from acute

hazards, which are increasing in

severity and frequency, and chronic climate
risks arise

from an

incrementally changing

climate. Climate

-driven physical

risks may

contribute to

a structural

change
across economies

and consequently

affect banks

and the

stability of

the broader

financial sector.

These risks

extend to
the value of investments and may also affect the value of collateral

(e.g. real estate).
In 2024, UBS developed a physical risk rating model (PR RM), aligned with the physical risk heatmap model

(PR HM). The
PR RM is designed

to provide a company-level

indication of physical

risk while both models

are designed to provide

the
UBS Group exposure to

climate-driven physical risks. The

PR RM and

PR HM measure how

four acute physical risk

hazards
(wildfires, heatwave, floods and tropical cyclones) may drive physical risk of the companies.

The climate physical risk profile chart shows that,

at the end of 2024, the exposure of

the UBS Group to climate-sensitive
sectors and

related business

activities has

decreased

due to

accelerated winddown

of Non-core

and Legacy

corporate
exposures. Climate-driven physical-risk sensitive exposure accounted for 9.8% of the total gross lending exposure, down from 11.7%

in 2023.

Geographically,

the majority

of the

sensitive exposure

is from

the Americas

region, followed

by
Switzerland and

other geographical

locations. Most

of the

year-on-year reduction

in sensitive

exposure is

due to

Non-
core and Legacy

exposure winddown

in the Americas

region. At Group

level, most of

the climate-sensitive

physical risk
exposure is located within

countries that have a

relatively high adaptive capacity

to manage physical risk

hazards resulting
in a moderately low risk

profile at regional level.
›
Refer to the “Supplement to Managing sustainability

and climate risks” and the “Basis of preparation”

sections of the Supplement
to the UBS Group Sustainability Report 2024, available

at
ubs.com/sustainability-reporting , for details on methodologies

Sustainability Report 2024
| Managing sustainability and climate risks

Sustainability Report 2024
| Managing sustainability and climate risks

Climate scenario analysis
We use scenario-based approaches to

assess our exposure to physical

and transition risks stemming from

climate change.
We have

introduced several in-house

assessments facilitated by

industry collaborations to

tailor approaches for

addressing
methodological and data

challenges.

We have utilized

dedicated risk models

incorporating systematic

and idiosyncratic
effects to carry out stress testing exercises covering short-,

medium- and long-term horizons.
The work

performed includes

regulatory scenario

analysis and

stress test

exercises such

as the

Bank of

England’s (BoE)
2021 Climate Biennial Exploratory Scenario (CBES), the 2022 Climate Risk Stress Test

(CST) of the European Central Bank
(the ECB),

which assesses

banks’ preparedness

for dealing

with financial

and economic

shocks stemming

from climate
risk; and

the 2024

Swiss Financial

Market

Supervisory Authority

(FINMA)

/ Swiss

National Bank

(SNB) climate

scenario
analysis exercise.

These exercises

enabled the

identification of

financial risks

from climate

change and

made it

possible
for UBS to assess management

actions in response to

different scenario results

and perform counterparty-level

analysis.
While these exercises showed mild losses and low exposure to climate risk for the entities within scope, given the limited impact to

the macroeconomic financial

environment,

the analysis allowed

UBS to

enhance its climate

risk scenario analysis
and stress testing, further developing our capabilities for

assessing risks and vulnerabilities from climate change.

In 2024,

we also

advanced

our capabilities

surrounding internal

climate risk

scenario analysis

and stress

testing for

the
UBS Group. We refined and expanded our internal climate risk scenarios with a focus on both transition and physical risk
projections across a 30-year time frame.

In addition, we developed additional climate risk

methodologies to enhance and
broaden portfolio coverage.
Over the last few

years,

we have also leveraged

industry-wide initiatives, such

as the Paris Agreement

Capital Transition
Assessment (PACTA) exercise launched by the Swiss Federal Office for the Environment (FOEN) in 2020, 2022 and 2024.
Through

this

exercise,

we

assessed

the

climate

alignment

of

our

listed

investments

(including

equities

and

bonds),
mortgages

and

direct

real

estate

portfolios.

The

assessment

enabled

us

to

compare

our

results

with

the

aggregated
performance of all participating banks’ portfolios, showing the progress made over time and the efforts still needed.

Sustainability Report 2024
| Managing sustainability and climate risks

Monitoring and risk appetite setting
Our sustainability and climate risk

policy framework defines the qualitative

and quantitative risk appetite for

sustainability
and climate risk and is subject to periodic updates and enhancements.

As part of the

sustainability and climate risk monitoring

process, we have developed methodologies and

metrics to assess
our continued exposure to carbon-related assets and climate-related risk-sensitive sectors. When developing our metrics, we consider the inputs and guidance provided by standard-setting organizations,

as well as new or enhanced regulatory
requirements for climate

disclosures. In 2024,

we continued working

on methodologies covering

climate-driven transition
and physical risks.

The

table

below includes

climate-related

risk metrics

for

the

UBS Group

AG,

UBS AG

on a

standalone

basis

and UBS
Switzerland AG and UBS Europe SE, both on a standalone basis. The trend analysis of exposure is available starting 2023 as UBS Group exposures were reported on a consolidated

basis post Credit Suisse integration.
The

proportion of

the

UBS Group’s

total

gross

lending

exposure accounted

for

by carbon-related

assets

decreased

to
10.9% in

2024 compared

to 12.1%

in 2023.

The UBS

Group metrics

were reported

on a

consolidated basis

including
Credit Suisse exposures starting 2023.

Following

the

mergers

of

UBS

AG

and

Credit

Suisse

AG

in

May

2024

and

of

UBS

Switzerland

AG

and

Credit

Suisse
(Schweiz)

AG

in

July

2024,

the

total

gross

lending

exposures

of

UBS

AG

standalone

and

UBS

Switzerland

AG

have
increased due to the inclusion of legacy Credit

Suisse exposure. Consequently, the climate-driven transition risk, physical-
risk-sensitive exposure and carbon-related assets have increased on an absolute basis, as expected.
Risk management – Climate-related metrics
For the year ended % change from
31.12.24 31.12.23 31.12.23
Climate-related metrics (USD bn)
1, 2, 3, 4
Carbon-related assets: UBS Group AG consolidated
1, 2, 3, 4, 5, 6
76.5 93.9 (18.5)
Carbon-related assets proportion of total gross lending exposure, UBS Group

AG consolidated (%)
1, 2, 3, 4, 5, 6
10.9 12.1
Carbon-related assets: UBS AG (standalone)
1, 2, 3, 4, 5, 6
30.3 9.2 228.3
Carbon-related assets: UBS Switzerland AG (standalone)
1, 2, 3, 4, 5, 6
46.6 27.4 69.8
Carbon-related assets: UBS Europe SE (standalone)
1, 2, 3, 4, 5, 6
0.0 0.0 0.0
Total exposure to climate-sensitive sectors, transition risk, UBS Group AG consolidated
1, 2, 3, 4, 6, 7, 8
120.3 149.0 (19.3)
Climate-sensitive sectors, transition risk, proportion of total gross lending exposure, UBS

Group AG consolidated (%)
1, 2, 3, 4, 6, 7, 8
17.1 19.2
Total exposure to climate-sensitive sectors, transition risk, UBS AG (standalone)
1, 2, 3, 4, 6, 7, 8
36.6 12.8 186.4
Total exposure to climate-sensitive sectors, transition risk, UBS Switzerland AG (standalone)
1, 2, 3, 4, 6, 7, 8
83.0 49.8 66.6
Total exposure to climate-sensitive sectors, transition risk, UBS Europe SE (standalone)
1, 2, 3, 4, 6, 7, 8
0.0 0.0 0.0
Exposure to climate-sensitive sectors, transition risk, Traded products, UBS Group AG consolidated
1, 2, 3, 4, 7, 8, 9
2.1
Exposure to climate-sensitive sectors, transition risk, Issuer risk, UBS Group

AG consolidated
1, 2, 3, 4, 7, 8, 10
6.8
Total exposure to climate-sensitive sectors, physical risk, UBS Group AG consolidated
1, 2, 3, 4, 6,7,8
68.9 90.7 (24.0)
Climate-sensitive sectors, physical risk, proportion of total gross lending exposure, UBS

Group AG consolidated (%)
1, 2, 3, 4, 6, 7, 8
9.8 11.7
Total exposure to climate-sensitive sectors, physical risk, UBS AG (standalone)
1, 2, 3, 4, 6, 7, 8
65.7 52.5 25.2
Total exposure to climate-sensitive sectors, physical risk, UBS Switzerland AG (standalone)
1, 2, 3, 4, 6, 7, 8
22.6 15.1 50.0
Total exposure to climate-sensitive sectors, physical risk, UBS Europe SE (standalone)
1, 2, 3, 4, 6, 7, 8
0.0 0.0 0.0
Exposure to climate-sensitive sectors, physical risk, Traded products, UBS Group AG consolidated
1, 2, 3, 4, 7, 8, 9
3.3
Exposure to climate-sensitive sectors, physical risk, Issuer risk, UBS Group

AG consolidated
1, 2, 3, 4, 7, 8, 10
12.6
1

Methodologies for assessing climate-related risks are emerging and may change over time. As the methodologies, tools and data availability improve, we will further develop our risk identification and measurement approaches. Lombard lending rating is

assigned based on the average riskiness of

collateral.

2

Metrics for 2023 are recalculated and restated based

on the 2024 methodology for comparison purpose.

Percentage
change is calculated based on the

full underlying exposure, which may result in small deviations when calculated using reported figures that

are rounded to one decimal.

3

Over the last year, the UBS Group continued
its effort to

integrate Credit

Suisse systems

and data.

As a result,

the metric

calculation process

benefits from

data enhancement

even when

the methodology

remains the same

year on year.

At the same

time,
integration work is ongoing and expected to bring in further data alignment in future, which may require restatement of reported metrics.

4

UBS continues to collaborate to resolve methodological and industry data challenges, and seeks to integrate both impacts to and dependencies on a changing natural and climatic environment, into how UBS evaluates its risks and opportunities.

5

As defined by the Task Force on Climate-
related Financial Disclosures (the TCFD), in its expanded definition published in

2021, UBS defines carbon-related assets through industry-identifying attributes of the firm’s banking book. UBS further includes the four non-financial sectors addressed by the TCFD,

including, but not limited to,

fossil fuel extraction, carbon-based power

generation, transportation (air,

sea, rail, and auto manufacture),

metals production and mining,
manufacturing industries,

real estate development,

chemicals, petrochemicals,

and pharmaceuticals,

building and construction

materials and activities,

forestry, agriculture,

fishing, food and

beverage production,
including trading companies that

may trade any of

the above (e.g. oil

trading or agricultural commodity

trading companies). This

metric is agnostic of risk

rating, and therefore may

include exposures of companies
that may be

already transitioning or

adapting their business

models to climate

risks, unlike

UBS climate-sensitive sectors

methodology, which

takes a risk

-based approach to

defining material exposure

to climate
impacts.

6

Gross lending exposure consists of total on balance sheet loans and advances to customers and off-balance sheet guarantees and irrevocable loan commitments (within the scope of expected credit loss)
and is based on consolidated IFRS numbers (inclusive of purchase price allocation adjustments recorded in UBS Group as a result of the acquisition of Credit Suisse in compliance with IFRS 3, Business Combinations).

7

Climate-related risks are scored between 0 and 1,

based on sustainability and climate risk transmission channels. Risk ratings represent a range of scores across five rating categories: low, moderately low, moderate, moderately high, and high. The climate-sensitive exposure metrics are determined based upon the top three of the five rated categories, i.e.

moderate to high.

8

As the transition and physical risk rating models and
physical risk heatmap model are embedded

further into the risk management framework, we

may identify new use cases that

could trigger validation of the model for

identified use cases and associated enhancements.
As a consequence,

restatement of

reported metrics

may be required.

9

For traded

products, the

metric is

calculated using

over-the-counter (OTC)

derivatives, exchange-traded

derivatives (ETDs)

and securities
financing transactions (SFTs), consisting of securities borrowing and lending, and repurchase and reverse repurchase agreements.

10

For issuer risk, the metric is calculated upon HQLA assets, debt securities, bonds, liquidity buffer securities. After the parent bank merger,

the issuer risk in legacy Credit Suisse entities is less than 4% of overall UBS Group and considered non-material and excluded from reported metrics.
The table

below presents

a view

of our

risk profile

and changes

year on

year (YoY),

within sectors

and across

climate
risks. It first shows

our total exposure

to each sector

(and whether that

has increased

or decreased

compared to 2023),
followed

by

an

exposure-weighted

risk

rating.

The

table

also

shows

the

YoY

weighted

average

transition

risk

trend
followed by sensitive

exposure for

each of climate

transition risk and

physical risk. Overall,

the UBS Group

continues to
have an average rating of moderate for transition risk and

moderately low for physical risk.

Sustainability Report 2024
| Managing sustainability and climate risks

Risk exposures by sector for UBS Group
1,2,3,4,5, 6, 7
Transition risk Physical risk
Sector / Subsector
2024
exposure
(USD bn)
YoY exposure
trend 8
Weighted average
risk rating 2024 9
YoY weighted
average risk trend 8
2024 climate-
sensitive exposure
(USD bn) 5
Weighted average
risk rating 2024 9
YoY weighted
average risk trend 8
2024 climate-
sensitive exposure
(USD bn) 5
Agriculture
Agriculture, fishing and forestry 0.93
↓
Moderate
→
0.42 Moderately low
→
0.54
Food and beverage 6.51
↓
Moderately high
→
6.51 Moderate
→
3.93
Financial services
Financial services 82.75
↓
Moderately low
→
0.03 Moderately low
→
18.85
Fossil fuels
Downstream refining, distribution 0.54
↓
Moderately high
↓
0.54 Moderately low
↑
0.26
Integrated oil and gas 0.32 → Moderate ↓ 0.32 Moderately low → 0.00
Midstream transport, storage 0.10
↓
Moderate
→
0.10 Moderate
↑
0.10
Trading fossil fuels 6.72 → Moderately high → 6.72 Moderately low → 0.73
Upstream extraction 0.24
↓
High
→
0.24 Moderately low
↓
0.02
Industrials
Cement or concrete manufacture 0.24
↓
High
→
0.24 Moderately low
→
0.03
Chemicals manufacture 3.80
↓
High
→
3.80 Moderately low
↓
1.27
Electronics manufacture 5.29
↓
Moderate
↓
4.48 Moderately low
↓
1.47
Goods and apparel manufacture 5.13
↓
Moderately high
→
5.11 Moderately low
→
2.94
Machinery manufacturing 8.04
↓
Moderately high
→
8.02 Moderately low
→
1.21
Pharmaceuticals manufacture 3.64
↓
Moderately high
→
3.64 Moderately low
↓
1.06
Plastics and petrochemicals manufacture 1.81
↓
Moderately high
→
1.81 Moderately low
↓
0.69
Metals and mining
Mining conglomerates (incl. trading) 2.83
↓
Moderately high
→
2.83 Moderately low
→
0.07
Mining and quarrying 1.10
↓
Moderate
↑
0.66 Moderately low
→
0.59
Production of metals 0.87
↓
Moderately high
→
0.87 Moderate
→
0.39
Private clients
Lombard 151.50
↓
Moderately low
→
0.00 Moderately low
→
0.00
Real estate
Development and management 11.64
↑
Moderately high
→
11.04 Moderately low
↓
0.68
Real estate financing
10
83.34
↓
Moderate
→
36.28 Moderately low
→
2.48
Private clients with mortgages
10
250.59
↓
Moderately low
→
0.00 Low
→
0.00
Services and technology
Services and technology 35.93
↓
Moderately low
→
9.31 Moderately low
→
18.85
Sovereigns
Sovereigns 2.91 ↓ Moderate ↓ 0.34 Moderately low → 0.04
Transportation
Air transport 2.98
↓
Moderately high
→
2.84 Moderate
→
2.50
Automotive 1.20
↓
Moderate
↓
0.23 Moderate
→
1.08
Rail freight 0.90
↑
Low
→
0.00 Moderate
→
0.77
Road freight 1.32
↑
Moderately high
→
1.32 Moderately low
↓
0.64
Transit 0.49
↓
Moderately low
→
0.00 Moderately low
↓
0.33
Transportation parts and equipment

supply
1.10
↓
Moderately high
→
1.10 Moderate
→
0.64
Water transport 8.55
→
Moderately high
→
8.55 Moderately low
→
5.21
Utilities
Power generation 2.76
↓
High
↑
2.24 Moderately low
↓
1.42
Waste treatment 0.68
↓
Moderately high
→
0.68 Moderately low
↑
0.19
Not classified
11
15.07
↓
Not classified
→
0.00 Not classified
→
0.00
Grand Total 701.80
↓
Moderate
→
120.25 Moderately low
→
68.94
1

Methodologies for assessing climate-related risks are emerging and may change over time. As the methodologies, tools, and data availability improve, we will further develop our risk identification and measurement approaches. Lombard lending rating is assigned based on the average riskiness of loans.

2

Metrics for 2023 are recalculated and restated based on the 2024 methodology for comparison purpose.

3

Gross lending
exposure consists of total on balance

sheet loans and advances to customers and

off-balance sheet guarantees and irrevocable loan commitments (within the scope of expected credit loss) and

is based on consolidated
IFRS numbers (inclusive

of purchase price

allocation adjustments

recorded in

UBS Group

as a result

of the acquisition

of Credit

Suisse in compliance

with IFRS

3, Business Combinations).

4

UBS continues to
collaborate to resolve methodological

and industry data challenges,

and seeks to integrate

both impacts to and

dependencies on a changing

natural and climatic environment,

into how UBS evaluates

its risks and
opportunities.

5

Climate-related risks are scored between 0 and

1, based on sustainability and climate risk

transmission channels. Risk ratings represent a range of scores across five rating categories: low, moderately
low, moderate,

moderately high,

and high. The

climate-sensitive exposure

metrics are

determined based

upon the top

three of the

five rated

categories i.e.

moderate to

high.

6

Over the last

year,

UBS Group
continued its

effort to

integrate Credit

Suisse systems

and data.

As a

result, metric

calculation process

benefits from

data enhancement

even when

methodology remains

same year-on-year.

At the

same time,
integration work is ongoing and

expected to bring in further data

alignment in future which may require

restatement of reported metrics.

7

As transition and physical risk rating

models and physical risk heatmap
model are embedded

further into the

risk management framework,

we may identify

new use cases

that could trigger validation

of model for

identified use cases

and associated enhancements.

As a consequence,
restatement of reported metrics

may be required.

8

A material change in

the risk profile (discrete

risk score, weighted

average per sub-sector)

is considered as

>5% shift up,

or down year on

year. Similarly,

for
absolute exposure.

9
Displayed ratings represent exposure-weighted averages

for a given sector scope.

10

The real estate segments have been aligned

with the expected credit loss segments UBS

applies under
IFRS. Real estate financing includes rental or income-producing real estate financing to private and corporate clients secured by real estate.

Private clients with mortgages include lending to private clients secured by
owner-occupied real estate and personal account overdrafts of those clients.

11
Not classified represents the portion of UBS’s business activities where methodologies and data are not yet able to provide a rating.

Sustainability Report 2024
| Managing sustainability and climate risks

Risk management and control
In 2024,

we continued

to develop

solutions to

integrate sustainability

and climate

risks into

traditional risk

categories,
such as our credit, market,

liquidity, non-financial and reputational risk frameworks. We progressively enhanced our four-
stage approach (defined above in

the sustainability and climate risk

management framework) by leveraging

research on
how sustainability and climate

risk drivers may be

transmitted to our clients

(and their assets)

and ultimately to

the firm
in the form

of financial

and non-financial

risks. Our

approach supports

the ongoing

management of

sustainability and
climate risks as

they manifest

across traditional risk

categories and has

been built in

line with principles

outlined by the
Basel

Committee

on

Banking

Supervision

(the

BCBS)

and

the

Task

Force

on

Climate-related

Financial

Disclosures

(the
TCFD,

now

organized

under

the

ISSB).

As

Swiss

financial

regulator

FINMA

has

mandated

financial

institutions

to
implement

nature-related

financial

risks

in

their

due

diligence

processes

by

2028

(FINMA

Circular

2026/1

on

nature-
related

financial

risk),

UBS

is

building

its

capabilities

to

embed

the

management

of

these

risks

in

its

due

diligence
processes.
Our progress is summarized in the following table.

Managing sustainability and climate risks

within traditional risk categories

Traditional risk
category

Sustainability and climate risk
transmission channels.
Key developments
Credit risk

Our potential credit losses driven by
risks from a changing physical climate,
the transition to a low-carbon
economy.
Climate-related risk drivers can impact
household, corporate or sovereign
income and / or wealth. Physical and
transition risk drivers increase our
potential losses as soon as they have a
negative effect on a borrower’s ability
to repay and / or fully recover the value
of a loan in the event of default.
In 2024, we further embedded climate-related

risks into our credit risk management framework.

By collaborating
across business divisions and between both the first and second lines of defense, we developed innovative
solutions tailored to the risk profiles and material drivers of risk within our businesses:

Investment Bank:

The current credit-granting process has been amended to identify and measure the potential for
credit losses driven by climate-related risks for corporate lending and leveraged finance. At the transaction level,
this is achieved by integrating tools such as sector-level climate-related risk heatmaps and company-level due
diligence scorecards into the credit approval analysis and decision-making process. In addition, where mandated,
concentration triggers have been set up and are monitored and reported on a quarterly basis for all relevant
counterparties. Furthermore, at the divisional level, progress has been made to enhance and automate reporting of
the full Investment Bank lending portfolio, on a quarterly basis.
Global Wealth Management:

The current credit-granting process identifies and assess potential credit losses driven
by climate-related risks for Lombard lending in Switzerland

and international locations by integrating climate-
related due diligence questions and leveraging the climate risk heatmaps in the credit assessment at a transaction
level. The approach encompasses Lombard loans to operating companies and those backed by concentrated equity
posted as collateral and we aim to further enhance the scope across regions and products in future. Furthermore,
progress was made to enhance and automate reporting of

the combined Global Wealth Management Lombard
lending portfolio, on a quarterly basis.
Personal & Corporate Banking:

The current credit-granting process identifies and assesses potential credit losses
driven by climate-related risks by integrating climate-related due diligence questions and leveraging the climate
risk heatmaps in the credit assessment at a transaction level. This approach was rolled out in 2023 to the P&C
Multinationals business and expanded in 2024 to include

a wider coverage of the corporate client portfolio as well
as the commodity trade finance business. Furthermore, at the divisional level progress was made to enhance and
automate reporting of the combined Personal and Corporate lending portfolio, on a quarterly basis.
Market risk
(traded and
not traded)

Potential financial impacts on the firm
from price shifts and / or market
volatility. A changing physical
environment (including climate
change) may affect the value of
companies reliant on the natural
environment and / or how the market
perceives such companies. The
transition to a low-carbon economy
through climate policies, low-carbon
technologies, demand shifts and / or
market perception may also impact the
value of our positions and / or lead to
a breakdown in correlations between
risk factors (e.g. prompting a change
in market liquidity and / or challenging
assumptions in our model).

In 2024, we assessed the risk from planned portfolios, in line with our multi-year sustainability and climate risk
initiative, and established solutions for integrating climate-related risks into our market risk management framework. Progress on integrating climate-related risks into our market risk management was incrementally
driven by enhancing analytical capacity, applying the climate risk rating model in our market-risk monitoring
systems and developing stress testing capabilities. We have adapted our in-house long-term scenarios to the
specifics of short-term market risk analytical requirements.

Enhancing analytical capacity:
Leveraging existing sector-level heatmap methodologies

and our in-house scenario
development capacity, we sought to perform a loss-driven materiality assessment.

By linking the risk ratings with
adverse-scenario-driven shocks, we were able to further examine the correlations between risk factors and
understand the short-term loss potentials for climate. In 2024, we were able to introduce a climate risk rating
model for the first time.
Automation:
Market risks systems facilitate for daily monitoring, reporting and control.

By integrating these with
our centralized climate sector-level heatmap together with climate risk rating model, we are able to understand
and react to drivers of climate impacts on our portfolios

through regular assessments and monitoring.
Quantitative risk appetite: For selected legal entities, climate risk concentration triggers were introduced in 2023
based on the sector-level climate risk heatmaps.   The solution facilitates daily monitoring of positions that are considered inherently sensitive to climate risks, including an automated breach escalation process along with the
market risk escalation path for concentration limits, providing an opportunity for remediation actions. The triggers
cover credit delta and equity delta aggregated in accordance with the “sensitivity,” as defined through our
heatmapping methodology.

Sustainability Report 2024
| Managing sustainability and climate risks

Managing sustainability and climate risks

within traditional risk categories

Liquidity risk

The potential impact on liquidity
adequacy is driven by risks from a
changing physical climate, the
transition to a low-carbon economy.,
Climate events have been proven to
affect funding conditions, and
therefore liquidity buffers across
broader banks. Climate-related risks
are considered an additional driver of
liquidity risk. As such, they may impact
our liquidity adequacy, directly or
indirectly, through our ability to raise
funds, liquidate assets and / or our
customers’ demand for liquidity. This
could result in net cash outflows or
depletion of our liquidity buffer.
In 2024, we further integrated climate risk into our liquidity framework for planned portfolios, in line with the
multi-year sustainability and climate risk initiative. Climate risk stress testing and climate risk reporting were
introduced for the first time in 2024, leveraging the heatmap and climate risk rating model. The identification of
material climate-related risks and the integration of those potential risks into the internal liquidity risk
management framework will be an iterative process as we continuously improve the methodology, along with
improving the availability and quality of required data in the industry and enhanced analytics and insights over
time.
Non-financial
risk

This is the non-financial impact on UBS
(compliance, operational risk and
financial crime) from inadequate or
failed internal processes, people and
systems and / or externally due to
physical climate events or stakeholder
legal action.
Alignment with the BCBS Principles for the effective

management and supervision of climate-related (non-
financial) risks has been key in 2024 and is subject to on-going monitoring as of 2025.

We have completed work to embed ESG (environmental, social

and governance)-related risks, including climate
considerations as a standalone risk indicator to the Group non-financial risk identification model governance used
as the basis for scenario coverage and non-financial risk regulatory

/ economic capital determination.
We will continue to evolve the framework in alignment with our commercial strategy and industry expectations,
with work ongoing to assess the results of ESG risk integration more broadly into non-financial risk taxonomy risk
appetite statements.
Reputational
risk

This is the risk of an unfavorable
perception, or a lessening of our
reputation, from the point of view of
clients, industries, shareholders,
regulators, employees or the general
public, which may lead to potential
financial losses and / or loss of market
share.

Reputational risk is considered across
all business activities, transactions and
decisions and includes sustainability-
related reputational risks, such as
greenwashing risk.

We continue to assess the design of our reputational risk framework as generally robust in terms of roles and
responsibilities, escalation requirements, and review and approval authorities for sustainability-related risks.

Relevant sustainability-related standards have been set, including for the appropriate consideration of high
inherent reputational risks, by leveraging existing firm-wide risk identification and review and approval processes.

Our 2030 lending sector decarbonization targets for specified sectors at Group level come with agreed
contributions by the individual business divisions (BDs)

for the corporate lending sectors.
To monitor and control the utilization of the BDs’ contributions toward the 2030 corporate lending sector
decarbonization targets, a decarbonization control framework was operationalized in 2024,

with defined
thresholds per sector and business division and at Group

level. These thresholds are defined annually and the
utilization against the agreed thresholds is monitored on a quarterly basis.
Additionally, a material transaction, as defined in the credit approval process, within in-scope business activities is
subject to the pre-deal assessment process. The first line of defense is responsible for identifying and referring an
in-scope transaction to the second line of defense sustainability function for a detailed assessment. Based on

the
calculated utilization level, a transaction is subject to the defined approval path.
We manage and escalate

material climate-related risks,

in accordance with our

standard financial and

non-financial risk
processes and

defining key responsibilities

and tools,

both at the

Group level

and across our

business divisions. To

facilitate
the implementation

of consistent risk

management practices

across the Group,

we have

conducted climate-risk-related
training for employees across the business divisions and Group functions.

Sustainability Report 2024
| Managing sustainability and climate risks

Risk reporting and disclosure
Sustainability and climate

risk considerations are

an integral part

of topics included

in our quarterly

risk reporting cycle.
Information exchanged during this process includes the number of transactions referred to the sustainability and climate risk

unit

with

outcomes

and

underlying

reasons,

and

an

associated

breakdown

by

category.

The

report

includes
information on

exposure to

climate-sensitive sector

activities (our

climate-related risk

heatmaps and

climate risk

rating
models), leveraging

a fully

automated

process. The

heatmaps and

climate rating

models are

also included

in quarterly
internal risk reports for key legal entities and business divisions.

For external climate-related

risk reporting, we

have prepared our

annual disclosures

across the key

areas recommended
by the Task Force on Climate-related Financial Disclosure.
The automated reporting

capabilities for

climate-related risk

were enhanced to

include combined

(legacy- UBS

and legacy-
Credit Suisse)

Group-wide climate

risk views

for internal

and external

reporting. In

addition, the

outputs of

the CRRM
have been implemented

to generate year-end

2024 metrics for further

granularity. Internal and

external climate-related
risk metrics will continue to evolve in the coming years, as a part of our sustainability and climate risks roadmap, to meet
regulatory expectations and ensure leading practices in this area.
›
Refer to the “Sustainability and climate risk

policy framework” section of the Supplement

to the UBS Group Sustainability Report
2024, available at ubs.com/sustainability-reporting, for more information

Sustainability Report 2024
| Managing sustainability and climate risks

Our investment management approach to
sustainability and climate risks
Assessing climate-related financial risks in client portfolios
As a global financial

institution, we help

our clients navigate

the challenges of the

transition to a

low-carbon economy.
We address

this by

establishing

climate

risk monitoring

and management

systems across

our Asset

Management

and
Global Wealth

Management

business divisions,

offering innovative

products and

services in

investment and

financing,
and providing transparent reporting and disclosures.
We strive to integrate

climate-related financial risk

considerations into our

decision-making and

processes pertaining to
services, strategies

or products

offered or

employed by

third parties,

including delegates.

In doing

so, we

demonstrate
our commitment to

implementing the recommendations

of the Task

Force on Climate

-related Financial Disclosures

(the
TCFD). We perform

climate risk

assessments on

discretionary portfolios

managed in

Singapore and

in-scoped collective
investment

schemes

managed

in

Hong

Kong,

respectively,

in

line

with

the

Monetary

Authority

of

Singapore

(MAS)
Guidelines on Environmental Risk Management for Asset Managers and

the Securities and Futures Commission of Hong
Kong (SFC) Climate Risk regulations.

We also disclose portfolio risk

across climate scenarios in the

UK, in line with TCFD
recommendations.
›
Refer to the “Specific climate risk disclosure for

client investment assets in Singapore and Hong

Kong” section and to the “UK
climate and sustainability disclosures” section of the Supplement to the UBS Group Sustainability Report 2024, available

at
ubs.com/sustainability-reporting,
for more information

We

work

across

our

industry

and

with

our

clients,

ensuring

they

have

access

to

best

practice,

robust

science-based
approaches, standardized methodologies and quality data for

measuring and mitigating climate risks.
In the following sections,

we outline the UBS approach to

quantifying climate risk in clients’ assets

as well as how climate
risk information is applied to Asset Management and Global

Wealth Management.
Quantifying climate risk: data and metrics
In

order

to

evaluate

climate

risks

at

issuer

level,

we

utilize

physical

and

transition

climate

risk

data

from

various

data
providers.

Physical

climate

risk

arises

from

the

impact

of

weather

events

and

long-term

or

widespread

environmental

changes.
Higher levels of

physical risks imply

higher probability

of an issuer

or direct assets

being impaired

in value. Our

physical
risk assessment considers

the potential impact

of extreme climate

events on an

issuer’s assets or

our direct assets,

with
each physical risk score representing a sensitivity-adjusted,

weighted average of risk scores linked to all associated assets across different climate hazards, such

as heat / cold waves, water stress,

flooding, sea level rises, hurricanes,

wildfires and
drought.
Transition risk arises

from the process

of adjusting to

an environmentally sustainable

economy, including changes

in public
policies,

disruptive

technological

developments

and

shifts

in consumer

and investor

preferences.

One

of the

ways we
assess transition

risk

is

by

using

a

“carbon

earnings

at

risk” approach,

which

analyzes

the

unpriced

carbon

cost

to a
company as a

percentage of its

earnings before interest,

taxes, depreciation and

amortization (EBITDA).

We see carbon
earnings at risk as one of the more directly quantifiable and comparable metrics across industries globally, which is more suitable for reflecting the reach and complexity of our investments.
For both physical and transition

risks, the projections are

typically built upon publicly reported

company data, restricting
coverage

to

corporate

issuers,

which

form

the

bulk

of

our

public

markets

portfolios.

Consequently,

exposures

to
sovereigns or structured products, for example, are not covered at this point.
Climate risk data remains an evolving area, and best practice standards or norms are still being developed. This results in acknowledged limitations in data coverage and

quality, such as issuer

type and the use

of proxy or estimation

techniques.
Financial models also typically

project up to three

years into the future,

with significant deterioration

in visibility beyond
one year. As such, long-term projections used to generate

data, even for 2030, may have limited accuracy.
We work closely with our

data providers to continuously

enhance the scope and quality

of data available to us.

Climate
risk data

continued to

improve over

2024, including,

for example,

improved financial

integration and

market-adjusted
carbon price

assumptions. As

our data

providers continue

to improve

on their

data methodology

and coverage,

in line
with industry best practice, these changes may be reflected

in climate risk analytics on the client portfolios we

manage.

Sustainability Report 2024
| Managing sustainability and climate risks

Application in Asset Management
Asset Management’s

ESG

(environmental,

social

and

governance)

integration

approach

identifies

climate-related

risks
and

opportunities

that

can

be

applied

in

managing

existing

investment

strategies

and

constructing

new

portfolios.
Portfolio construction criteria are

applied based on the intended

objectives of the given strategy.

Portfolios are classified
based

on

their

sustainability

characteristics,

including

sustainability-related

key

performance

indicators

and

minimum
sustainability safeguards. Exclusion criteria address elevated sustainability risks and the scope of portfolios to which such
exclusions

are

applied

is

described

in

the

Asset

Management

exclusion

policy.

The

investment

policies

in

fund
documentation

describe

the

extent

to

which

a

strategy

targets

particular

risk

or

opportunity

outcomes.

Asset
Management

discloses

various

climate-related

metrics

in

line

with

the

TCFD’s

Supplemental

Guidance

for

Asset
Managers. We publish aggregated figures for total emissions, carbon footprint and weighted average carbon intensity in
the “Environment” section of this report. Asset

Management includes disclosure of portfolio-level metrics for sustainable investment portfolios in its fund factsheets and in client reporting.

In

Asset

Management,

our

overall

strategy

for

managing

climate

risks

is

to

integrate

risk

data

and

insights

into

our
investment management

processes. In

our public

markets investments,

this begins

with assessing

ESG issues

based on
our ESG

material issues

framework.

This identifies

the most

relevant issues

by sector,

making the

connection with

key
value drivers that may

impact the investment

thesis across sectors.

Our ESG material

issues framework reflects

a sector-
based view of exposures to

physical and transition climate risks. Our

climate risk assessment also uses issuer-level

physical
risk data

for a

range of

climate hazards,

and transition

risk data

assessing exposure

to changes

in carbon

pricing. This
assists with identifying issuers with higher levels

of risk, which are then subjected to

qualitative assessment,

including the
location and business

segments at risk,

and mitigation,

including board oversight,

company risk assessment,

mitigation
and adaptation actions, and

engagement with suppliers,

customers and local stakeholders.

This climate risk assessment
is an

additional

consideration

in the

overall

assessment

of the

sustainability

performance

of the

issuer,

which

informs
investment decisions.
In our Global Real Assets business,

we consider key transition risks using our proprietary,

in-house ESG dashboard,

which
assesses the

environmental performance of

directly controlled

real estate assets

against pathways

and targets.

Assessment
of

transition

risk

using

the

International

Energy

Agency

framework

is

applied

for

some

of

our

direct

infrastructure
investments. On

the physical

risk side,

for our

direct investments

in both

real estate

and infrastructure,

we use

a third-
party

location

risk

intelligence

tool

to

analyze

asset-level

physical

risk.

We

also

use

third-party

data

to

inform

our
assessment of physical risk in our indirect real estate investments.

These tools identify each asset’s potential physical risks
under a variety of climate change scenarios and timelines.
Active ownership
The

transition

of

investment

portfolios

will

require

real-economy

emission

reductions.

We

see

our

active

ownership
strategy as a powerful tool in influencing corporate and

other stakeholder behavior to achieve real-economy

outcomes.

Asset

Management

has

had

a

dedicated

climate

engagement

program

in

place

for

more

than

five

years,

addressing
climate-related

risks

in

companies,

with

measurable

progress

tracked.

It

covers

high-emitting

companies

in

our

listed
equity and

corporate bond

universe, taking

into account

a range

of sectors

and geographies.

This includes

companies
from the oil and gas, electricity and other utilities, metals and mining, construction materials, and chemicals sectors. The program

is

focused

on

driving

ambitious

and

credible

transition

strategies

across

portfolio

holdings.

It

covers

climate
governance, targets, transition plans

and relevant business model

objectives. Since the start

of our engagement

program,
we have increased the

range of our

expectations to include more

ambitious emissions reduction target setting,

quantified
disclosures on

decarbonization

actions, capital

deployment

in line

with a

net-zero pathway,

and reporting

of progress
toward stated commitments.

In our Global Real Assets business we typically hold a majority in our direct real assets, and thus it is possible to positively
influence

outcomes

through

active

ownership;

this

includes

collaboration

with

tenants,

third-party

companies,
employees, communities

and other

stakeholders (via,

for example,

green lease

clauses, tenant

satisfaction surveys

and
tenant reach-outs)

to drive

and achieve

emission reductions

and other

climate risk

mitigations. Where

we do

not have
control,

we

actively

engage

with

owners

and

stakeholders

to

address

climate-related

risks

and

monitor

progress
accordingly. This

engagement

includes physical

risk exposure

and mitigation,

transition plans,

disclosures and

net-zero
alignment.
Application in Global Wealth Management
Our overall

investment

decision-making

process

is largely

driven

from the

top. Although

corporate-level

data

sourced
from

S&P

Global

has

been

chosen

for

Global

Wealth

Management

portfolios,

given

its

credibility,

complexity

and
coverage, this bottom-up dataset cannot be

directly integrated into Global Wealth

Management’s investment processes
without the use of significant aggregation and proxies.

Considering the above, at this point in time climate

risk analyses
are not used to inform investment decisions at either the asset allocation or the instrument selection levels within Global
Wealth

Management,

due

to

investment

scope,

limitations

of

data

availabilities,

modeling

uncertainties

and
implementation hurdles. We actively monitor industry best practice and data developments to ensure we are prepared to
further integrate climate risks into core investment processes, should these bottlenecks be resolved. In the meantime, we
continue to review implied climate risk in our portfolios and continue to make progress on capacity building and making climate risk assessment findings available across the investment value chain.

Sustainability Report 2024
| Managing sustainability and climate risks

Industry engagement

Most of

our discretionary

portfolios consist

of investment

funds from

third-party

fund managers,

including UBS

Asset
Management,

which runs independent processes.

Generally,

Global Wealth Management

acts as an asset allocator

and
manager of these portfolios, but it does

not control portfolio construction and

management within the underlying fund
investment

solutions.

Therefore,

in

addition

to

developing

a

climate

risk

assessment

management

framework

for
portfolios

based

on

underlying

investment

holdings,

we

aim

to

understand

the

climate

risk

management

practices
established by the managers of the underlying funds.
To

that

end,

we

regularly

ask

investment

fund

partners

of

approved

investment

funds

for

information

about

their
approach to climate

risk issues, including the

extent to which climate

risk management processes

have been developed
and

implemented

within

their

businesses,

with

relevance

to

frameworks

such

as

TCFD

and

the

MAS

Guidelines

on
Environmental

Risk

Management

for

Asset

Managers,

where

required

by

relevant

regulators.

We

are

committed

to
continuing regular communication with

our fund partners

about the development of

climate risk management

processes,
as relevant to their strategies.

Sustainability Report 2024
| Appendix 1 | Governance

Appendix
Appendix 1 – Governance
Sustainability governance at Credit Suisse
Sustainability governance at Credit Suisse

Active sustainability governance bodies (as of 31 December

2024)
Governance body Lead Meeting frequency
Purpose and responsibilities

Sustainability
Classification Forum (SCF)
(formerly Sustainability
Classification Committee)

Co-chaired by Chief
Sustainability Office
(CSO), GWM CIO IM,
AM SI
Ad hoc (approx.
monthly)

Sustainability Classification Committee (SCC)

transformed into a forum
(SCF) in July 2024 to align with UBS Group Governance

Standards
Governing body of the Credit Suisse Sustainable

Investment
Framework, oversees the investment product sustainability
classification
Amended governance with escalation

path into UBS since January
2024
Retired sustainability governance bodies in 2024
Governance body Lead Meeting frequency
Purpose and responsibilities

ESG Disclosure and
Reporting Committee
(retired in September
2024)
Co-chaired by CFO
and CSO

Ad-hoc as required
1H24 meetings:
2

Retired in September 2024, and responsibilities integrated

into UBS
governance, controls and procedure
Provided oversight to ensure that appropriate levels of control and governance were in place for Credit Suisse’s ESG

disclosures
Amended governance with escalation

path into UBS since March
2024
Green Finance Committee
(retired in June 2024)
Chaired by CSO Ad-hoc as required
1H24 meetings: 1

Retired in June 2024, as the underlying framework

was
decommissioned with Credit Suisse Green Liabilities

having been
absorbed by the UBS Green Funding Framework
Acted as the governing body of the

Green Finance Framework and
oversaw the issuance of green finance products and green

asset pool,
and the reporting related to green issuances
Amended governance with escalation

path into UBS since December
2023

Sustainability Report 2024
| Appendix 1 | Governance

Key policies and principles

Sustainable finance
Name of policy Description
Group Sustainable
Investing Policy
Defines the minimum standards to address transparency around sustainability-related investment product and / or service classification and corporate
and financial disclosure. Applicable to all UBS employees globally involved in the processes of manufacturing, distributing, labeling,

marketing or
promoting investment products or services that are positioned as sustainable investing, which are sold or provided

to clients.

The policy provides a
basis for ensuring that environmental, social and governance

(ESG) or sustainability-related statements, declarations, actions or communications made by UBS can be substantiated and consistently

communicated so as to protect UBS and / or its clients.
The owner of this policy is Group Sustainability and Impact (GSI).

Sustainable Finance
Guideline

These guidelines set Group-wide minimum requirements when labelling,

marketing and distributing sustainable financing, green equity, carbon and environmental market instruments.
The owner of these guidelines is Group Risk Control (GRC).
Carbon and
Environmental Markets
Guideline
Regulatory compliance
Data privacy and data ethics
Name of policy Description
Group Data Protection
Policy
Describes the minimum global standards for processing personal data in accordance with data privacy laws and regulations. This policy applies to
all staff involved in personal data (i.e. all information relating to an identified or identifiable natural person) processing activities globally. This includes information relating to UBS clients, prospects, UBS employees and candidates.
The owner of this policy is Group Compliance, Regulatory & Governance (GCRG).
Group Data Ethics Policy
Sets out UBS’s data ethics principles and requirements, in line with the Code of Conduct and

Ethics of UBS. This policy, which applies to all UBS
staff globally involved in data processing through artificial intelligence and / or data analytics involving client-identifying data and / or personal
data, provides the framework to identify, manage and control data usage by UBS in an ethical and responsible manner.
The owner of this policy is GCRG.
Client and product suitability
Name of policy

Description
Group Suitability
Principles
Sets out the principles that UBS applies in assessing the

suitability of financial products and services and

transactions sold to or entered into with
clients in order to achieve regulatory compliance and consistency of approach across business divisions in making such suitability assessments. This
Group-wide policy also sets out the principles that UBS applies in assessing the suitability of financial products and

services to always be regulatory
compliant and act in the best interests of our clients. The principles underpin the divisional suitability-

and product-related policies.
The owner of these principles is GCRG.

Access to products and services
Name of policy Description
Guideline on Client
Vulnerability

Ensures that, in order to deliver excellent client experience for all types of clients, staff understand how to identify and respond to client vulnerability.
This is because a client’s abilities or decision-making may be impaired compared to their usual situation or compared to other clients. This guideline, which applies to all roles in Global Wealth Management (GWM)

and Personal & Corporate Banking (P&C), helps to ensure that clients with a
vulnerability are treated appropriately and fairly.
The owner of this guideline is GCRG.
Web Accessibility
Guideline
Ensures that electronic documents and information

available on the web can be accessed and used by people with disabilities and that all web
content managed by Communications and Branding, Marketing Platforms (C&B, MP), such as websites and web applications,

are free of barriers that
limit access for people who are blind, have low vision, are deaf or hard of hearing, have mobility disabilities or experience other types of disabilities.

The owner of this guideline is Group Human Resources and Corporate Services

(GHRCS).
Digital Accessibility
Guidelines
Offers standards for all UBS digital platforms and provides guidance on the scope, requirements and the accessibility evaluation operating model to follow. These include UBS Digital Accessibility Technical Standard; UBS Digital Accessibility Handbook;

WMPC Digital Accessibility Guide.
Global Inclusive
Accessibility Standard

Describes the design principles and standards that should

be applied to all premises Group-wide to deliver physical

accessibility. This relates to UBS’s
commitment to removing physical barriers across locations

and improving accessibility for everyone, frequently going beyond compliance

and
exceeding the local disability laws and standards that

are already in place.
The owner of this standard is GHRCS.

Sustainability Report 2024
| Appendix 1 | Governance

Responsible marketing practices
Name of policy Description
Group Marketing
Communications
Governance
Prescribes, based on the UBS Brand Policy, the overall approach to producing and using marketing communications, clarifies roles and responsibilities,
outlines processes and controls that must be adhered to

and offers supportive tools. These guidelines are intended to ensure effective and efficient
cooperation among the various stakeholders.
The owner of this document is GHRCS.
GWM and P&C Policy on
Marketing Materials

Helps to ensure that any reputational, legal, regulatory or

liability risks arising from the use of marketing material are appropriately and consistently
addressed by GWM and P&C, and all employees producing or using marketing material for distribution to the UBS Group entity’s clients, or prospects or any third party. That means,

among other things, enabling UBS to comply with its obligations to provide existing and potential clients with
information that is fair, balanced, clear and not misleading and to have adequate controls in place that ensure consistent adherence to the respective
standards.
The owner of this policy is GCRG.
AM Marketing
Communications Policy
Establishes common principles on the identification of marketing communications and ensures that marketing communications created and used by all
AM employees globally are clear, fair, balanced and not misleading.
The owner of this policy is GCRG.
IB Marketing Materials
Global Policy
Provides information for all producers and approvers of IB

marketing materials on their content,

including minimum standards, country-specific
content and issues that need to be escalated to IB C&ORC and /

or Group General Counsel (GGC).
The owner of this policy is GCRG.
Market Conduct Policy
Sets out our minimum expected standards for market conduct, providing guidance on prohibited conduct and conduct requiring

escalation. Addresses
greenwashing or ESG risks by setting minimum standards for

all communications by the IB and Non-core and Legacy (NCL).

When making an ESG or
sustainability claim about an investment product, fund

or company’s financial instruments or the company and its products and services, there should be relevant, sourced and credible evidence to back the claim up. Additionally,

when referencing a third-party product (e.g. ESG index, externally issued green bond), it must be ensured that the ESG or sustainable characteristics of such a product can be clearly set out, including how an investor
can obtain more information about the index or asset.

The owner of this policy is GCRG.
Climate and nature
Name of policy Description
Group Sustainability and
Impact Strategy &
Governance Document
1.1.1
Provides an overview of the sustainability and impact strategy and governance at UBS,

including the description of our sustainability and impact
strategy and related key activities, our aspirations and goals and progress toward them, relevant governance bodies and key roles in the
organization, along with key topics and working groups related to sustainability and impact. A key topic within this document is our approach to climate. It outlines our ambition to support clients through the world’s transition to a low-carbon economy and embed considerations of climate
change risks and opportunities across the bank for the benefit of our stakeholders. The framework is subject to regular audits by Group Internal
Audit.
The owner of this policy is GSI.
Sustainability and
Climate Risk Policy
Framework

Sustainability and climate risk (SCR) is defined as the

risk that UBS negatively impacts, or is impacted by, climate change, natural capital, human rights and other environmental and social matters. Group Risk Control

(GRC) is responsible for our firm-wide SCR policy framework and the
management of exposure to sustainability and climate (financial)

risks on an ongoing basis as a second line of defense, while GCRG monitors the
adequacy of our control environment for non-financial risks, applying independent control and oversight.

The owner of this policy framework is GRC.
Responsible Supply
Chain Management
(RSCM) Framework

1.1.2
Is based on identifying, assessing and monitoring vendor

practices in the areas of human and labor rights, the environment, nature, health and safety and anti-corruption. Central to our RSCM framework is the RSCM Policy, to which our direct vendors are bound by contract and which sets out UBS’s
expectations toward vendors and their subcontractors regarding legal compliance,

environmental protection, avoidance of child and forced

labor,
non-discrimination, diversity, equity and inclusion, remuneration, hours of work, freedom of association, humane treatment, health and safety, anti-
corruption measures, and whistleblowing protection for employees. In 2024, this framework was rolled out to also cover Credit Suisse.
1.1.3 The owner of this framework is GHRCS.
Client experience
Name of policy Description
Clients Complaints
Handling (GWM and P&C)

Outlines the principles and minimum standards

for handling client complaints in GWM and P&C by all staff

in these divisions who either receive or
are involved in the handling of complaints received from clients or prospects. Client complaints serve as an early warning indicator for problems
with a service or product offered and, when professionally

applied, can improve client retention and make the relationship stronger.
The owner of this policy is Global Wealth Management.
AM Complaints
Management

Sets out principles for the handling of client and / or investor complaints that Asset Management (AM) expects

its employees to adhere to. Client
and / or investor complaints are an important source of information on AM’s products and services. The policy, which applies to all AM employees, articulates the requirements to identify, record, investigate and respond promptly to complaints and outlines standard principles for recording, processing and reporting AM complaints.
The owner of this policy is GCRG.
IB & Non-core and Legacy
(NCL) Policy on Client
Complaints

Sets out principles for managing Investment Bank (IB) client complaints so they can be captured consistently and are therefore

reportable to
management and to regulators, if applicable. It applies to all UBS IB and IB-aligned employees,

including NCL employees, consultants and
temporary employees interacting with clients and prospective clients on UBS products or services.

The owner of this policy is GCRG.

Sustainability Report 2024
| Appendix 1 | Governance

Cyber und Information Security
Name of policy Description
Cyber and Information
Security Policy

Defines the Cyber & Information Security (CIS) mandate across the firm. CIS is a firm-wide business risk management

responsibility. Failure to secure
UBS’s information and services against the risk posed by CIS threats could severely impact clients, constitute a breach of laws and regulations and negatively affect the reputation, brand and financial stability of the firm. The CIS principles established in this policy, which applies to all UBS persons accessing or owning UBS information and IT assets, set the firm-wide minimum baseline requirements necessary for meeting

key
operational, legal and regulatory requirements. Additional requirements may be established by business divisions and Group functions

as necessary
for achieving the goal of CIS.

The owner of this policy is Group Operations and Technology Office (GOTO).
GenAI Cyber and
Information Security
(CIS) Guideline
Documents the firm-wide Generative AI (GenAI) Security Framework,

including control requirements to mitigate cyber and

information security (CIS)
risks associated with the adoption of GenAI solutions. It provides detailed implementation guidance and covers GenAI applications operated in-
house or within third-party solutions.
The owner of this policy is GOTO.
Employees
Name of policy Description, scope, accountability, pertinent third-party standards or initiatives
Employee Assistance
Program (EAP)
Provides confidential individual support to permanent

UBS employees (and where applicable to household

and / or family members) with any
personal or work-related issues that may affect their well-being.

The owner of this policy is GHRCS.
Employee Handbooks

Provides information on the policies, practices, procedures and benefits applicable to a specific location or country. Where applicable, employee
handbooks (along with a contract / offer letter and, if applicable, personnel regulations) are the principal sources of information on

the terms and
conditions of employment and applicable HR programs, policies and procedures. Subject to local legal requirements, failure to comply with any of
the requirements of the relevant employee handbook may result in disciplinary action, up to and including dismissal.
The owner of the handbooks is GHRCS.
Employee Incidents
Policy
Sets out the principles for assessing breaches of UBS policies in a consistent manner. All UBS persons as defined by the policy are expected to
comply. All UBS policies are in scope, unless defined by the respective Chief Operating Officer as out of scope and approved by the GCRG
Employee Incidents team. The scope of UBS policies will be applied to the

Credit Suisse policies that have not yet been integrated.

The owner of this policy is GCRG.
Employment of Staff
within UBS Policy
Applicable to all UBS employees, this policy establishes minimum hiring and employment standards and provides fair, consistent and transparent treatment of employees, while taking account of local legal and market practice requirements and shareholder interests. Where applicable, the
policy is supplemented by Employee Handbooks providing

local information and clarification. Breaches may be dealt

with in line with
the Employee Incidents Policy and could result in disciplinary action, including dismissal, in serious cases.
The owner of this policy is GHRCS.

Global Block Leave
Policy
Applicable to all UBS employees and UBS external staff as

required by their role or legislative requirements, this policy ensures that all employees
are aware of their block leave requirements to mitigate fraud risk and to meet local legislative requirements.

The owner of this policy is GHRCS.
Global Staff Vetting
Policy
Defines the global minimum standards for background checks

to be undertaken during onboarding for all members of staff and provides requirements for periodic re-vetting of existing staff. These global mandatory standards guarantee a globally consistent vetting approach for UBS
staff. Non-compliance may have a negative impact on legal, regulatory, financial or reputational risks. The policy outlines who (UBS third-party
vetting vendors, suppliers) is accountable for conducting the checks. HR and other functions are engaged, as needed, to ensure any adverse
findings or policy changes are within UBS’s risk appetite.
Group Investigations
Policy

Sets out the framework for the conduct and governance of all internal investigations of actual, alleged or suspected breaches of

law, regulation or
policy involving UBS and / or its employees.
The owner of this policy is GCRG.

Group Physical Security
Policy

Defines the physical security governance structures, principles and high-level measures that ensure UBS people, information, infrastructure, valuable assets and business operations are effectively protected from physical security threats that may otherwise cause loss, damage or harm.
Failure to effectively mitigate the risks posed by security threats could impact clients and staff, constitute a breach of laws or regulations and negatively affect the firm’s reputation, brand or financials. Breaches of policy may be dealt with in line with the Employee Incidents Policy and
could result in disciplinary action, including dismissal.
The owner of this policy is GCRG.

Group Policy on Conflict
of Interest

Sets out the principles, minimum requirements and roles and responsibilities that all UBS staff must adhere to in identifying, preventing,

escalating
and managing conflicts of interest (CoI). This policy covers all UBS persons internal and external staff and any other individuals

who provide
services for UBS.

The owner of this framework is GCRG.
Health and Safety
Statement
Details UBS’s commitment to a working environment that protects the health, safety and well-being of all employees, contractors, clients and
visitors on UBS premises.
The owner of this statement is GHRCS.

Mandatory Learning
Policy
Covers topics important for all staff and for the firm, and

all staff must complete the modules assigned to

them by the due date.
Non-completion or failure to complete in a timely manner is systematically tracked and subject to an escalation and disciplinary process.
The owner of this policy is GHRCS.
Total Reward Principles
Underpins UBS’s approach to compensation and defines UBS’s compensation framework. These principles apply to all employees globally (with
variations in certain locations due to local legal requirements, regulations and practices) and are periodically reviewed and approved by

the
Compensation Committee. The principles are fully aligned with our strategy and our three keys to success.

In the short to medium term, they also
enable UBS to drive the economic and cultural integration of Credit Suisse and the long-term value creation of the combined firm.

The owner of these principles is GHRCS.
Whistleblowing
Protection for
Employees
Establishes dedicated whistleblowing channels for UBS

employees to raise concerns in a safe, confidential and, if preferred, anonymous way
without fear of retaliation. It applies to the UBS employees,

all business divisions and Group functions, all regions and all UBS entities, including their branches and representative offices.
The owner of this policy is GCRG.

Sustainability Report 2024
| Appendix 2 | Social

Appendix 2 – Social
Regulatory compliance
How we ensure suitability
Clients expect

to be

provided with

products and

services that

are suitable

for them.

This is

particularly the

case in

the
business divisions,

where

we serve

personal clients

as opposed

to institutions.

In nearly

all the

countries where

we do
business, this expectation

has been turned

into a legal

or regulatory

requirement for

banks acting as

financial advisors.
Most jurisdictions

also require

systematic assessment

and documentation

of the

suitability of

products (including

third-
party

products)

and

services,

including

compliance

with

applicable

eligibility

criteria,

investment

preferences

(e.g.
sustainability

criteria)

and

sales

restrictions.

These

standards

are

reflected

in

local

policies

and

procedures

and

in

the
respective

local

control

framework.

The

European

Union’s

Markets

in

Financial

Instruments

Directive

and

the

Swiss
Financial Services Act are examples of how we reflect and implement specific standards required by regulators as part of
a local control framework. Other locations apply

similar standards as required by the relevant

local regulators.
To meet both client

expectations and regulatory requirements, we have

established comprehensive rules for assessing

the
suitability of

products and

services and

these are

further supported

by regular

training across

the firm.

These rules

are
designed to align the assets in a client’s portfolio with their defined risk profile, and the client is advised in line with their
needs

(i.e.

client

suitability).

In

addition,

the

rules

require

product

documentation

to

contain

appropriate

and

easily
understandable information

on the

product’s features,

target audience

and the

scenarios in

which the

product can

be
used, along

with a

balanced representation

of the

associated

opportunities

and risks

(i.e. product

suitability).

We also
recognize

the

importance

of

fair

and

transparent

marketing

of

our

products

and

services

and

have

internal

policies
supporting their responsible sale and marketing.
Suitability framework
In

our

Global

Wealth

Management

and

Personal

&

Corporate

Banking

business

divisions,

a

comprehensive

suitability
policy framework is in place and is

reviewed on a yearly basis. This sets out the structured advisory process governing the way we advise

and implement

agreed solutions

and also

documents the

steps taken during

this process.

In addition to
other purposes, it includes requirements

for monitoring and controlling activities that

aim to capture tail risks.
Our Investment Bank and Asset Management business

divisions take their guidance from UBS’s suitability

principles and
have implemented processes and policies to ensure appropriate oversight of suitability requirements where applicable.
In our framework,

we distinguish between client

and product suitability. Client

suitability refers to

the alignment between
the investor profile of the client and the products

and services that are recommended or

made available to the client (or
already held

in the client’s

portfolio), including

risk information

and disclosure.

Product suitability

refers to

a consistent
set of standards applied by a product management unit to define which specific investors a product may be suitable

for.
Client suitability
Global Wealth Management and Personal & Corporate Banking have established a structured advisory process with four distinct steps:

understand, propose,

agree and

implement, and

review.

This process

is supported

by a

number of

tools
and forms

that are

available to

client advisors.

In the

first step

(understand),

these forms

and tools

support

the initial
identification of a

client’s investor profile, including

but not limited

to investment objectives, risk

tolerance and risk ability.
In the further steps, they help client advisors match a client’s investment strategy with appropriate investment proposals
(propose) and agree with the client on

the implementation, such as providing mandatory documentation and signing the
necessary agreements

(agree and implement).

Furthermore, the

established tools and platforms

also support the

fourth
step (review). The Investment Bank and Asset Management have established cross-functional governance committees to ensure oversight for client suitability where

specific criteria or triggers are met.
Product suitability
Advisory platforms and tools divide

products according to their risk characteristics

and, in doing so, help

clients and client
advisors to

properly assess

the impact

of investment

products and

services on

a client’s

portfolio. Additional

processes
are

in

place

to

make

product

documentation

available

to

both

client

advisors

and

clients.

Finally,

specific

legal
documentation is required for certain products

with specific risks (e.g. hedge funds).
Divisional approach to suitability
Primary ownership of suitability risk and the responsibility for addressing it rests with the business. The suitability policies
applicable to Global Wealth Management,

Personal & Corporate Banking, the Investment

Bank and Asset Management
make

this

clear.

Accordingly,

we

have

pursued

a

divisional

approach

to

ensure

compliance

with

rapidly

changing
regulatory regimes,

while also addressing

particular suitability obligations

and remediation of

identified gaps relating

to
the business divisions.
Monitoring and controls
Monitoring

and

controls

for

suitability

follow

a

three-tiered

approach.

The

first-level

controls

are

conducted

by

the
business risk management

team under its origination

control framework, a set

of controls designed to

prevent and detect
operational risks that arise within the front unit

and to ensure that residual risk corresponds

to risk appetite.

Sustainability Report 2024
| Appendix 2 | Social

The second-level controls are

performed by Compliance

& Operational Risk

Control as global

minimum control standards,
which are

part of

the overall

operational risk

framework.

These controls

focus on

both a

check-the-checker

approach
and thematic deep-dive reviews. The third-level

controls are exercised by Group Internal Audit as part

of its annual audit
plan.
After-sales communications
The UBS client experience also includes after-sales communication. Again, this communication is supported by a number of tools and platforms, including ready-to-use reporting

and presentation material.
Responsible marketing practices
At

UBS,

responsible

marketing

means

our

marketing

materials,

and

materials

from

third

parties

that

we

are

merely
distributing, must

be fair,

clear,

balanced and

not misleading.

Our policies

and guidelines,

across all

business divisions,
ensure that marketing

materials provided to

our clients and

prospects adhere

to both regulatory

requirements and

UBS
standards on

marketing communications.

Our aim

is to

have a

globally consistent

divisional framework

for preparing,
reviewing and approving,

and retaining

marketing materials to

address and

mitigate reputational,

legal, regulatory

and
liability risks.
Accessibility of our products and services
At

UBS,

we

are

committed

to

ensuring

that

all

clients,

including

those

with

vulnerabilities,

have

fair

and

appropriate
access to

our products

and services.

To

deliver an

excellent client

experience for

all types of

clients, staff

are trained

to
know how to identify and respond to

client vulnerability.

Client-facing employees generally have more

client interaction
and therefore are more likely to identify potential vulnerabilities.
1

Our approach to accessibility encompasses both digital
and physical aspects,

and we

continually work to

identify and remove

barriers, ensuring

that our services

and products
meet the needs of our clients, including those with disabilities.

›
Refer to ubs.com/global/en/legal/accessibility.html

for more information on Accessibility and feedback

options
›
Refer to ubs.com/global/en/our-firm/our-culture/diversity-and-inclusion/disability-inclusion.html for more information on our
inclusion initiatives
Digital accessibility

The UBS

internal digital

accessibility guidelines

are based

on the

Web Content

Accessibility Guidelines

(WCAG), which
help us ensure that all people, including

individuals with disabilities, can fully and

independently use our digital platforms
and website.

The WCAG

are developed

by a

working group

of stakeholders,

including experts,

regulators, academics,
and businesspeople worldwide, who capture vulnerable

clients’ interests and needs by proxy.

›
Refer to WCAG for more information, available at w3.org/TR/WCAG22
In 2024,

we

led an

engineering

Hackathon

featuring

digital accessibility

as a

key

category

where

over

300 engineers
globally developed cutting

edge solutions

that promote accessibility

and inclusivity. The

winning project is

underway to
be implemented and will support visually impaired users by turning images and graphs into spoken text.
Physical accessibility
We

are

committed

to

removing

physical

barriers

across

our

locations,

frequently

exceeding

local

disability

laws

and
standards. Our Global Inclusive Accessibility

Standard outlines design principles to

ensure that our premises are accessible
to everyone. This commitment is part of our broader

strategy to enhance accessibility and inclusivity in all aspects of our
operations.
Financial literacy
We view this topic as

mainly relevant in Switzerland,

the only country where

we offer comprehensive financial

products
and

services

to

retail

and

small

and

medium-sized

enterprises

(SME)

clients.

Many

of

our

services

that

contribute

to
enhancing financial

literacy are

therefore limited to

our Swiss clients.

Examples for young

people and students

include:
financial check-ups, saving tips and a budget calculator.
Moreover,

with the

Women’s Wealth

Academy
1
as well

as the

Female

Impact Program

for female

entrepreneurs,

UBS
helps

women

acquire

or

consolidate

extensive

financial

know-how.

Furthermore,

the

UBS

Entrepreneur

Hub

and

the
download center for SMEs include a broad range of publications, documents and resources, such as succession planning checklists and basic knowledge of business administration topics,

such as accounting, payrolling and payment solutions.
2
Responsible use of AI
The pace of innovation and

emerging technology adoption continues

to accelerate in our industry.

Artificial intelligence
(AI) in particular

is creating an opportunity to

significantly enhance employee efficiency and

reshape how we do

business.
Financial institutions

are finding

ways to

accelerate the

adoption of

AI in

a risk

and regulatory

compliant manner,

and
with ethical and sustainability considerations in place.
1

https://www.ubs.com/ch/en/wealth-management/womens-wealth/mission.html
2
https://www.ubs.com/ch/en/services/digital-banking/marketplace.html

Sustainability Report 2024
| Appendix 2 | Social

Managing potential risks to clients

The potential risks

arising from the

use of AI

have been

categorized under various

non-financial risk taxonomies,

including
model risk, privacy, data ethics and records management,

cyber and information security, data management, third

-party
management,

and inter

-entity outsourcing.

These

risks are

addressed

in the

risk frameworks

of the

respective

control
functions, as well as Group Legal, and are reviewed

regularly to ensure completeness, accuracy and that the risks are up
to date.

In 2024 we

have enhanced

our AI governance

framework and

published the

Group AI

Strategy. The

newly established
AI Operating Committee

and Group AI

Forum support

the use of

AI in a

responsible and

sustainable manner

and also,
we have

guidelines in

place with

details on

how to

identify uses

of AI

that are

prohibited or

considered high

risk and
thus, subject to more stringent controls.
Alongside this, we

have launched a

training on

the responsible use

of generative AI

for all employees

to ensure employees
understand this technology, including how to identify and mitigate risks to UBS and / or its clients

associated with AI use.
›
Refer to “Emerging Technologies” in the “Our environment” section of UBS Group Annual Report

2024, available under “Annual
reporting” at ubs.com/investors , for more information
Data privacy

Handling data
Our data protection policy

framework covers the standards

we commit to when processing

personal data. This includes
a requirement

that data is

processed only for

specific and explicit

purposes and is

adequate, relevant

and not excessive
(data minimization). Other

key principles include

ensuring that data

subjects are informed

of how their personal

data is
processed and that it is

not processed for longer than necessary

for the given processing purposes. UBS

has implemented
processes to respond to data subjects exercising

their rights, while adhering to applicable legal requirements.

We communicate

our client

personal data processing

activities and

seek clients’

consent as required

by applicable

local
privacy law. In these

communications,

we are clear what this

consent means and which use-cases

do not require consent,
for example due to certain legal

obligations. We provide reasonable options

for clients to be able to revoke

this consent
as required.

Key privacy-related information is contained in

client privacy notices published on

ubs.com and translated into the

official
languages of the specific country it applies to.

›
Refer to the document “Cybersecurity, information security and data privacy at UBS”

for more information, available at
ubs.com/sustainability-reporting , for more information

Sustainability Report 2024
| Appendix 3 | Other supplemental information

Appendix 3 – Other supplemental information
Information on non-financial disclosures

Risk evaluation
Pursuant to the requirements of the Swiss Code of Obligations

Art. 964b, this section includes an evaluation of the risks
that have a high probability of potential negative impacts upon the “aspects” covered by said laws.
Developments in sustainability, climate, environmental

and social standards and regulations

may affect our business and
impact our ability to

fully realize our goals.

We are subject

to separate, and sometimes

conflicting, ESG (environmental,
social and governance) regulations and regulator expectations in the various jurisdictions in which UBS AG operates. For
example, in

certain jurisdictions,

we are

required to

set diversity

targets or

other ESG-related

goals that

are considered
illegal or contrary to

regulatory expectations in other jurisdictions. In

addition, with respect to decarbonization mandates,
there is substantial uncertainty as to the scope of actions that may be required of us, governments and others to achieve the goals we have set, and many of our goals and objectives are only achievable with a combination of government and private

action.

National

and

international

standards

and

expectations,

industry

and

scientific

practices,

regulatory
taxonomies,

and

disclosure

obligations

addressing

these

matters

are

relatively

immature

and

are

rapidly

evolving.

In
addition, there are significant limitations in the data available to measure our climate and other goals. Although we have
defined and

disclosed

our goals

based on

the standards

existing at

the time

of disclosure,

there

can be

no assurance
(i) that the various

ESG regulatory

and disclosure regimes

under which we

operate will not

come into conflict

with one
another;

(ii) that the current standards will not be

interpreted differently than our understanding

or change in a manner
that substantially increases the

cost or effort for

us to achieve such

goals; or (iii) that additional data

or methods, whether
voluntary or

required by

regulation, may

substantially change

our calculation

of our

goals and

ambitions. It

is possible
that such goals

may prove

to be

considerably more

difficult or even

impossible to achieve.

The evolving

standards may
also require us

to substantially change

the stated goals

and ambitions. If

we are not

able to achieve

the goals we

have
set, or can only do so at significant expense

to our business, we may fail to meet

regulatory expectations, incur damage
to our reputation or be exposed to an increased risk of litigation or other adverse action.
While ESG regulatory regimes and

international standards are being developed, including

to require consideration of ESG
risks in investment decisions,

some jurisdictions, notably in

the US, have developed rules

restricting the consideration

of
ESG factors in

investment and business decisions.

Under these anti-ESG rules,

companies that are perceived

as boycotting
or discriminating against certain industries may be

restricted from doing business with certain governmental

entities. Our
businesses

may

be

adversely

affected

if

we

are

considered

as

discriminating

against

companies

based

on

ESG
considerations, or if further anti-ESG rules are developed

or broadened.
A major focus of US and other countries’ governmental

policies relating to financial institutions in recent years has been
on

fighting

money

laundering

and

terrorist

financing.

We

are

required

to

maintain

effective

policies,

procedures

and
controls to detect,

prevent and report

money laundering and

terrorist financing, and

to verify the identity

of our clients
under the

laws of

many of

the countries

in which

we operate.

We are

also subject

to laws

and regulations

related to
corrupt and illegal payments to government officials by others, such as the

US Foreign Corrupt Practices Act and the UK
Bribery Act. We have implemented policies, procedures and internal controls that are designed to comply with such laws and regulations.

Notwithstanding

this,

regulators

have found

deficiencies

in the

design and

operation

of anti-money-
laundering programs

in our

US operations.

We have

undertaken a

significant program

to address

these regulatory

findings
with the objective

of fully meeting

regulatory expectations for our

programs. Failure to

maintain and implement

adequate
programs to combat

money laundering, terrorist

financing or corruption,

or any failure

of our programs

in these areas,
could

have

serious

consequences

both

from

legal

enforcement

action

and

from

damage

to

our

reputation.

Frequent
changes

in

sanctions

imposed

and

increasingly

complex

sanctions

imposed

on

countries,

entities

and

individuals,

as
exemplified by

the breadth

and scope

of the

sanctions imposed

in relation

to the

war in

Ukraine, increase

our cost

of
monitoring and complying with sanctions requirements and increase the risk that we will not identify in a timely manner client activity that is subject to a sanction.
The financial

services

industry

is characterized

by intense

competition,

continuous

innovation,

restrictive,

detailed

and
sometimes

fragmented

regulation

and

ongoing

consolidation.

We

face

competition

at

the

level

of

local

markets

and
individual business lines and from global financial institutions that are comparable to us in their size and breadth, as well as competition from new

technology-based market

entrants, which may not

be subject to

the same level of

regulation.
Barriers to entry in individual markets and pricing

levels are being eroded by new technology. We

expect these trends to
continue and

competition to

increase. Our

competitive strength

and market

position could

be eroded

if we

are unable
to

identify

market

trends

and

developments,

do

not

respond

to

such

trends

and

developments

by

devising

and
implementing adequate

business strategies,

do not

adequately develop

or update

our technology,

including our

digital
channels and tools, or are unable to attract or retain the

qualified people needed.
The

amount

and

structure

of

our

employee

compensation

is

affected

not

only

by

our

business

results

but

also

by
competitive factors and regulatory considerations.

Sustainability Report 2024
| Appendix 3 | Other supplemental information

In response

to the

demands of

various stakeholders,

including regulatory

authorities and

shareholders, and

in order

to
better

align

the

interests

of

our

staff

with

other

stakeholders,

we

have

increased

average

deferral

periods

for

stock
awards, expanded forfeiture provisions and, to a more limited extent, introduced clawback provisions for certain awards
linked to business

performance. We

have also

introduced individual

caps on

the proportion

of fixed

to variable

pay for
the members

of the

Group Executive

Board (the

GEB), as

well as

certain other

employees. UBS

will also

be required

to
maintain and enforce

provisions requiring

UBS to recover

from GEB members

and certain

other executives a

portion of
performance-based incentive compensation in the event that the

UBS Group or another entity with securities listed on a
US national securities exchange, is required to restate

its financial statements as a result of a material error.
›
Refer to the “Risk factors” and “Risk management

and control” sections of our UBS Group Annual Report

2024, available under
“Annual reporting” at ubs.com/investors , for more information
Resilience of our UBS’s strategy regarding its capacity

to address material impacts and risks

Identification of material risks
UBS has

a structured

risk identification

process in

place designed

to support

the firm’s

ongoing risk

management

and
control efforts and aligned with global regulatory expectations. The process of identifying the material risks to which our businesses

at

UBS

are

exposed

is

a

key

component

of

risk

management. A

comprehensive

risk

identification

and
assessment process contributes

to an

enhanced understanding of

the top

vulnerabilities impacting the

organization under
various conditions, enabling management to better capture, measure, monitor and control risk exposure, as appropriate.
As

part

of

the

risk

identification

process,

risks

identified

as

material

are

then

considered

within

the

risk

coverage
assessment and the development of stress scenarios

,

ultimately being used in the assessment of adequacy

of post-stress
capital levels

and capital

actions as

part of

the Group

internal capital

adequacy assessment.

Climate and

environment
considerations are assessed for their viability as root

causes of potential risks throughout the process.
Resilience of our strategy and business model in relation

to climate change
UBS employs different

tools, assessments and

processes to

identify and manage

climate-related

risks and opportunities
and

understand

the

impact

of

climate

change

on

our

business.

Relevant

outcomes

are

considered

when

annually
reviewing and setting

our sustainability

and impact strategy

and objectives, which

are subsequently

integrated into our
standard financial planning process with

a three-year strategic plan.

By

continuously

assessing

climate-related

risks

and

opportunities

through

various

assessments

and

scenario-based
approaches

and

by

embedding

this

information

into

our

business

strategy

and

financial

planning,

we

continuously
enhance our resilience against climate change.
›
Refer to the “Managing sustainability and climate

risks” section in this report for more information
Integrating climate-related impacts in our financial planning
UBS operates a multi-year

financial planning process.

This process reflects

our business position, corporate

strategy and
prospective economic environment. Sustainability

is a core component of that strategy and planning

process.

At divisional

level, the

underlying

drivers of

our sustainability

investments are

also considered.

These include

our own
corporate

commitments,

regulatory and

other external

requirements, and

client-servicing

opportunities.

The changing
global

outlook

regarding

sustainability,

and

climate

change

in

particular,

is

reflected

in

the

process,

with

the

risks
associated with climate change being reflected in our capital requirement planning calculations.

Formal guidance on capital

-framework calculations is

subject to ongoing

market and regulatory

discussion, and we

will
continue to reflect this in our planning processes.

Business continuity management

UBS

has

a

business

continuity,

resilience

and

crisis

management

(BCR)

framework

in

place

to

minimize

the

financial,
regulatory,

reputational and market impact of unplanned disruptive events,

including those that are climate-related.

We
conduct regular BCM reviews, which include assessments of potential loss of premises, compromised buildings and data centers, loss of staff, loss of technology,

loss of third parties and the need for risk mitigation. Department recovery plans are in

place for

loss of

premises and

loss of

staff incidents

due to

disruptive events,

such as

severe weather

situations.
The

plans

are

not

specifically

climate-related,

but

rather

agnostic

to

the

cause

of

disruption.

Crisis

management
committees

are

trained accordingly

to react

on any

materializing

threat.

A country

risk profiling

process

is in

place

to
identify any location-specific material risks

and plans exist for mitigating

acute weather conditions. In the

case of material
climate-related

exposures,

this

would

be

captured

accordingly.

We

have

conducted

stress

tests

and

climate-related
scenario analyses

to assess

the potential

impacts of

climate-related

physical and

transition risks

on selected

portfolios.
Through our comprehensive business continuity planning and

physical climate risk identification process, we

consider the
risk to our

own physical assets.

UBS is committed

to ensuring continuity

of service for

our clients and

the broader financial
markets.

The

activities

described

in

the

above

paragraph

are

governed

by

the

BCR

framework,

which

ensures

that

the

firm’s
residual

operational

risk

remains

within

risk

appetite.

The

Group

BCR

framework

enables

divisions

and

functions

to
analyze their services

to understand the associated

continuity and resilience risks

and develop effective recovery

strategies
and solutions.

Sustainability Report 2024
| Appendix 3 | Other supplemental information

The Group’s main hubs span

APAC (mainly Singapore /

Hong Kong / Tokyo), EMEA

(mainly London / Zurich /

Frankfurt /
Madrid) and the

US (mainly New

York City). Each

of these areas

is assessed for climate

-related threats and

may present
climate

change

risks

in

the

form

of

extreme

weather

conditions

and

the

potential

for

natural

disasters

(earthquakes,
hurricanes, typhoons, tidal anomalies, rising temperatures,

etc.) and increased threat of disease outbreaks. Note that the legacy Credit Suisse Group

Non-Financial Risks Scenarios

team that performed

global climate scenario stress

testing has
been integrated into

Group Risk Control;

BCR impacts are also

considered in this

context. Where vulnerabilities have

been
identified, additional assessments are carried

out and appropriate planning is put in

place to mitigate the risk of impact.
Key

first

line

of

defense

controls

take

the

form

of

key

procedural

controls

that

monitor

the

overall

conformance

of
divisions and functions to the BCR program and process

controls designed to identify more specific threats.

Non-financial disclosures pursuant to the Swiss Code

of Obligations Art. 964b.
This report

comprises the

“non-financial” disclosures

required for

UBS Group

AG, and

its subsidiaries,

under the

Swiss
Code of

Obligations Art.

964b. These

disclosures can

be found in

the sections

and the

pages indicated

below. The material
topics listed in

the index are

limited to the

matters addressed

by the Swiss

Code of Obligations

Art. 964b. For

material
matters,

we assess

the effectiveness

of our

management

approaches

through

a

number of

measures

as described,

in
particular, in the “Business conduct and corporate culture” and “Key policies and principles

”

sections of this report, and
“Approach to grievances” in the supplementary document

to this report.
›
Refer to the “Supplement to Managing sustainability

and climate risks” section of the Supplement

to the UBS Group
Sustainability Report 2024, available at ubs.com/sustainability-reporting
, for more information about “Information on UBS

Group
AG pursuant to the Swiss Ordinance on Due Diligence

and Transparency in relation to Minerals and Metals from Conflict-Affected
Areas and Child Labor”
Section in Sustainability Report 2024 (SR

2024)

Page(s)
About this report (including
framework)

About this report

SR 2024 / 6–8
Description of the business model
1
Our sustainability and impact strategy
Our business model
SR 2024 / 29
SR 2024 / 10
–
11
Material risks Risk evaluation SR 2024 / 111-112
Non-financial aspects
Section in Sustainability Report 2024 (SR

2024)

Page(s)
Broad thematic issues affecting all
non-financial aspects
The importance of sustainability and culture to UBS SR 2024 / 4–5
Governance SR 2024 / 19–23
Key policies and principles SR 2024 / 105–107
Supporting opportunities SR 2024 / 75–88
Our key aspirations and progress SR 2024 / 30–31
Environmental and human rights
matters
Our sustainability and impact strategy SR 2024 / 29
Our stakeholder engagement SR 2024 / 12–14
Managing our supply chain responsibly SR 2024 / 54–56
Environment SR 2024 / 32–64
Driving social impact

SR 2024 / 70–72
Respecting human rights SR 2024 / 73
Reducing our own environmental impact SR 2024 / 47–53
Social and employee matters Our sustainability and impact strategy SR 2024 / 29
People and culture make the difference SR 2024 / 65–69
Anti-corruption and bribery matters Combating financial crime SR 2024 / 26
Prevention and detection of corruption and bribery SR 2024 / 26
–
28
1

Further information on our business model can be found in the UBS Group Annual Report 2024 section “Our strategy,

business model and environment,”available at ubs.com/investors

.

Sustainability Report 2024
| Appendix 3 | Other supplemental information

Sustainability Report 2024
| Appendix 3 | Other supplemental information

Sustainability Report 2024
| Appendix 3 | Other supplemental information

Sustainability Report 2024
| Appendix 3 | Other supplemental information

Sustainability Report 2024
| Appendix 3 | Other supplemental information

Sustainability Report 2024
| Appendix 3 | Other supplemental information

Sustainability Report 2024
| Appendix 3 | Other supplemental information

Sustainability Report 2024
| Appendix 3 | Other supplemental information

Sustainability Report 2024
| Appendix 3 | Other supplemental information

Sustainability Report 2024
| Appendix 3 | Other supplemental information

Sustainability Report 2024
| Appendix 3 | Other supplemental information

Sustainability Report 2024
| Appendix 3 | Other supplemental information

Sustainability Report 2024
| Appendix 3 | Other supplemental information

Key terms and definitions
Sustainability

Commonly defined as “meeting

the needs of

the present without compromising the

ability of future generations to

meet
their own needs“ (United Nations (UN) Brundtland Commission,

1987). In this way,

we sometimes refer to sustainability
to imply a broader scope of resources

that may be exhausted beyond those that impact climate change. Our ambition is
to conduct business

and operations

without negatively

impacting the environment,

society or the

economy as a

whole
and, through our sustainability disclosure, to

be transparent about how we are pursuing this.

Sustainable Development Goals (the SDGs)
The 2030 Agenda for

Sustainable Development, adopted

by all UN member

states in 2015, provides

a shared blueprint
for peace and prosperity for people and the planet. At its heart are the
17 UN Sustainable Development Goals (available
at sdgs.un.org/goals),

the SDGs,

which are

an urgent call

for action

by all countries

– developed

and developing

– in a
global partnership. They recognize that ending

poverty and other deprivations must

go hand-in-hand with strategies that
improve

health

and

education,

reduce

inequality

and

spur

economic

growth

–

all

while

tackling

climate

change

and
working to preserve our oceans and forests.

ESG (Environmental, Social, Governance)
A framework to

help stakeholders understand

how an organization

is managing risks

and opportunities related

to ESG
criteria or factors. It is often used in the context of investing, but – beyond the investment community – clients, suppliers
and employees are also increasingly interested

in how sustainable an organization’s operations are.
Sustainable finance
Sustainability focus:

strategies that

have explicit

sustainable intentions

or objectives

that drive

the strategy.

Underlying
investments may contribute to positive sustainability outcomes through products / services / use of proceeds.
Impact

investing:

investment

strategies

that

have

an

explicit

intention

to

generate

measurable,

verifiable

and

positive
sustainability outcomes. Impact generated is attributable

to investor action and / or contribution.
Green, social

and sustainability

loans and

bonds are

instruments made

available exclusively

to finance

or re-finance,

in
whole or in

part, new and

/ or existing

eligible green and

/ or social

projects that form

part of a

credible program from
the borrower / issuer to improve their environmental and

/ or social footprint.

Sustainability-linked loans and bonds

are any types of instruments that

incentivize the borrower’s / issuer’s

achievement
of ambitious,

predetermined

Sustainable

Performance

Targets

(SPTs) that

are measured

using predefined

sustainability
KPIs.
Low-carbon economy
Refers to a

type of decarbonized

economy that is

based on low

energy consumption

and low levels

of greenhouse

gas
(GHG) emissions:
Scope 1: accounts for GHG emissions by UBS.
Scope 2:

accounts

for indirect

GHG emissions

associated

with the

generation of

imported /

purchased electricity

(grid
average emission factor), heat or steam.
Scope

3:

accounts

for

GHG

emissions

resulting

from

activities

from

assets

not

owned

or

controlled

by

the

reporting
organization, but that the organization indirectly impacts

in its value chain.
Net zero: refers to cutting GHG emissions to as close to zero as possible, with any remaining emissions re-absorbed from the atmosphere.
GHG key vendor: a top

GHG scope 3 emitter relative to

UBS’s overall scope 3 supply

chain emissions and with which UBS
has a long-term ongoing relationship.

Sustainability disclosure
Task

Force

on

Climate-related

Financial

Disclosures

(TCFD):

provider

of

climate-related

financial

disclosure
recommendations designed to help companies provide

better information to support informed capital allocation.
Materiality assessment
The TCFD

requires

companies to

conduct a

double materiality

assessment that

looks at

both the

inside-out impact

the
company

has

on

the

environment

and

the

outside-in

impact

climate-related

activities

may

have

on

the

company
performance.

Sustainability Report 2024
| Appendix 3 | Other supplemental information

Abbreviations frequently used in our sustainability report
A
AMAS

Asset Management Association Switzerland
AML

anti-money laundering
AuM

assets under management
B
BCBS

Basel Committee on Banking Supervision
BD(s)

Business division(s), organizational units of the UBS business: (i) Global Wealth Management, (ii) Personal & Corporate
Banking, (iii), Asset Management and (iv) the Investment Bank
B4SI

Business Investment for Societal Impact
BoD

Board of Directors
BoE

Bank of England
C
CCRC

Corporate Culture and Responsibility Committee
CDP

formerly the Carbon Disclosure Project
CDR

carbon dioxide removal
CFO

Chief Financial Officer
CHF

Swiss franc
CIC

Corporate & Institutional Clients
CIO

Chief Investment Office
C&ORC

Compliance & Operational Risk Control
CSRD

Corporate Sustainability Reporting Directive
D
DAF

donor-advised fund
DJSI

Dow Jones Sustainability Indices

E
EC

European Commission
EMS

environmental management system
ESG

environmental, social and governance
EU

European Union
EUR

euro
ERA

Energy Reference Area
ETF

exchange-traded fund
EY

Ernst & Young

F
FINMA

Swiss Financial Market Supervisory Authority
FTE

full-time employee
FX

foreign exchange
G
GCFO

Group Chief Financial Officer
GCRG

Group Compliance, Regulatory & Governance
GEB

Group Executive Board
GHRCS

Group Human Resources and Corporate Services
GHG

greenhouse gas
GIA

Group Internal Audit
GICS

Global Industry Classification Standard
GOTO

Group Operations and Technology

Office
GRC

Group Risk Control
GRI

Global Reporting Initiative
GSI

Group Sustainability and Impact
H
HR

human resources

Sustainability Report 2024
| Appendix 3 | Other supplemental information

I
ICMA

International Capital Market Association
ICMM

International Council on Mining and Metals
IFRS

International Financial Reporting Standards
IPCC

Intergovernmental Panel for Climate Change
ISO

International Organization for Standardization
L
LEED

Leadership in Energy and Environmental Design
LoD

lines of defense
LTV

loan-to-value
M
MAT

Materiality Assessment Team
M&A

mergers and acquisitions
MiFID II

Markets in Financial Instruments Directive II
N
NFR

non-financial risks
NFRD

Non-Financial Reporting Directive
NGFS

Network for Greening the Financial System
NYSE

New York Stock Exchange
NZE

Net-Zero Emissions by 2050 Scenario
O
OECD

Organization for Economic Co-operation and Development
ORF

operational risk framework
OTC

over-the-counter
P
PACI

Partnership Against Corruption Initiative
PACTA

Paris Agreement Capital Transition

Assessment
PCAF

Partnership for Carbon Accounting Financials
P&L

profit and loss
PRA

UK Prudential Regulation Authority

R
RSCM

responsible supply chain management
RSPO

Roundtable on Sustainable Palm Oil
RW

risk weight
RWA

risk-weighted assets
S
SCR

sustainability and climate risk
SCS

Swiss Climate Score
SDA

Sectoral Decarbonization Approach

SDC

Swiss Agency for Development and Cooperation
SDG

Sustainable Development Goal
SDS

Sustainable Development Scenario
SEC

US Securities and Exchange Commission
SFDR

Sustainable Finance Disclosure Regulation

SI

sustainable investment
SIF

Credit Suisse sustainability investment framework
SIX

SIX Swiss Exchange
SME

small and medium-sized entities
SNB

Swiss National Bank
T
TBTF

too big to fail
TCFD

Task

Force on Climate-related Financial Disclosures

Sustainability Report 2024
| Appendix 3 | Other supplemental information

U
UN

United Nations
UNEP FI

United Nations Environment Programme Finance Initiative
UNGPs

UN Guiding Principles on Business and Human Rights
USD

US dollar
Note:

This list of abbreviations is not deemed to be comprehensive of all the abbreviations used in this report.

Sustainability Report 2024
| Appendix 3 | Other supplemental information

Cautionary Statement

Cautionary Statement |

This report may contain statements that constitute

“forward-looking statements.” Refer to the Cautionary

Statement Regarding
Forward-Looking Statements in the UBS Group Annual

Report 2024, available at ubs.com/investors,

for further details.
Notice to investors |

This report and the information contained herein are

provided solely for information purposes, and are not to

be construed as
solicitation of an offer to buy or sell any securities

or other financial instruments in Switzerland,

the United States or any other jurisdiction. No

investment
decision relating to securities of or relating to UBS Group AG,

UBS AG or their affiliates should be made on

the basis of this report. Refer to the UBS Group
Annual Report 2024, available at ubs.com/investors,

for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods,

which is provided in text and which can be
derived from figures displayed in the tables, is calculated

on a rounded basis.
Tables |

Within tables, blank fields generally indicate

that the field is not applicable or not

meaningful, or that information is not available

as of the relevant
date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Percentage changes are presented
as a mathematical calculation of the change

between periods.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/ Beatriz Martin Jimenez
Name:

Beatriz Martin Jimenez

Title:

Head Non-core and Legacy,
President UBS EMEA, and
Group Executive Board Lead

for Sustainability and Impact
By:

/s/ Todd Tuckner
Name:

Todd Tuckner

Title:

Group Chief Financial Officer
UBS AG
By:

/s/ Beatriz Martin Jimenez
Name:

Beatriz Martin Jimenez

Title:

Head Non-core and Legacy,

President UBS EMEA, and
Group Executive Board Lead

for Sustainability and Impact
By:

/s/ Todd Tuckner
Name:

Todd Tuckner

Title:

Group Chief Financial Officer
Date: 17 March 2025